082-03140

SHIN CORPORATION

[Creating Long-term Value through Good Corporate Governance]

Shin Corporation PLC Annual Report 2006




Vision:
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value creation
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SHIN CORPORATION

Invitation Letter for Annual General Meeting of Shareholders of 2007

Shin Corporation Public Company Limited

At 2.00 p.m. on Wednesday 25 April 2007
At Auditorium Room, Shinawatra Tower 3, 9th Floor
1010 Viphavadi Rangsit Road, Chatuchak, Bangkok

In order to enhance efficient registration process, please bring the proxy along to the meeting



SHIN CORPORATION

CONTENTS

Invitation Letter for Annual General Meeting of Shareholders of 2007

The Company disclosed all related document in respect of the Shareholders' meeting in the Company's website (www.shincorp.com)

Ask for further information at :

Legal Department	Compliance Department
Shin Corporation Plc.	Shin Corporation Plc.
Tel : 0-2299-5225, 5229	Tel : 0-2299-5226, 5206
Fax : 0-2299-5231	Fax : 0-2299-5252

Registration No. 0107535000257

5 April 2007

Subject Invitation to the Annual General Meeting of Shareholders for 2007

To All Shareholders

This Notice is hereby given by the Board of Directors of Shin Corporation Public Company Limited (the "Company") that the 2007 Annual General Meeting of Shareholders shall be held on Wednesday 25 April 2007, at 2.00 p.m. (registration starts at noon) at the Auditorium, 9th Floor, Shinawatra Tower 3, 1010 Vibhavadee-Rangsit Road, Jatujak, Bangkok. The agenda is as follows:

Item No. 1 **Matters to be informed**

Item No. 2 **To consider and adopt the Minutes of the Annual General Meeting of Shareholders for 2006, held on 27 April 2006**

Background: The Annual General Meeting of Shareholders for 2006 was held on 27 April 2006 and the minutes were prepared and sent to the Stock Exchange of Thailand within 14 days from the date of the meeting. The details were publicly disclosed on the Company's website (*www.shincorp.com)*, and submitted to the Ministry of Commerce within the time period required by law.

Board's Opinion: The Board recommended that the minutes of the Annual General Meeting of Shareholders held on 27 April 2006, should be adopted as accurate record by the shareholders. The minutes are shown in *Enclosure 1*.

Item No. 3 **To consider and adopt the Board of Directors' report on the Company's operating results for 2006**

Background: The Company summarized the operating results for 2006 along with significant changes during the year in the Annual Report for 2006, as shown in *Enclosure 2*.

Board's Opinion: The Board agreed to present the report on the Company's operating results for 2006 along with significant changes during the year, as shown in the Annual Report for 2006, to the shareholders for adoption. The Annual Report for 2006 are shown in *Enclosure 2*

Item No. 4 **To consider and approve the Balance Sheets, Statements of Income and Statement of Cash Flow for the year ended on December 31, 2006**

Background: The Public Limited Company Act B.E 2535 specifies that every company has to prepare balance sheets and statements of income for the previous year ending December 31, 2006 which have been audited by the auditors and submits to the shareholders meeting for approval.

Board's Opinion: The Board agreed to present the balance sheets, the statements of income, and statements of cash flow for the fiscal year ended 31 December 2006, all of which have been audited by the auditor from PricewaterhouseCoopers ABAS and considered and reviewed by the Audit Committee of the Company, to

the shareholders for approval. The summary of the Company's financial status and operating results are detailed below:

The Selected Information of the Balance Sheet and Statement of Income for the Company

Unit: Baht million

Description	Consolidated Financial Statement		The Company's Financial Statement	
	2006	**2005**	**2006**	**2005**
Total Assets	84,780	82,344	42,679	44,440
Total Liabilities	34,508	29,933	658	1,272
Total Revenue	23,450	22,079	4,900	9,067
Net Profit	3,410	8,625	3,410	8,625
Earnings per Share (Baht / Share)	1.09	2.88	1.09	2.88

Details of which appears in the Annual Report of the Company for 2006 which has been sent to the shareholder with the Notice of the Annual General Meeting for 2006 as *Enclosure 2*.

Item No. 5 **To consider and approve the appropriation of the net profit for the year 2006 dividend payments**

Background: The Company has a policy to pay a dividend of no less than 40% of net profit after tax, subject to financial needs or unless the payment of dividends would materially affect the normal business operations. The details of the dividend payments for this year and the previous year are as follows:

Details of Dividend Payment	2006	2005
Annual dividend (Baht / Share)	2.30	2.60
Dividend Payout Ratio (%)	216	91

Board's Opinion: The Board agreed to propose a total dividend payment for the year 2006 of Baht 2.30 per share, amounting to Baht 7,350.41 million, to the shareholders for approval. This includes an interim dividend payment of Baht 1.30 per share, amounting to Baht 4,153.99 million, which was paid on September 14, 2006. Therefore, the remaining dividend payment on operating results for the year 2006 is Baht 1.00 per share, approximately Baht 3,196.42 million.

The Company's dividend payment is subject to the Company's dividend policy. The closing date of the share registration book to determine which shareholders are eligible to receive the dividend is April 5, 2007 at noon. Dividend will be paid on May 11, 2007.

Item No. 6 **To consider and approve the appointment of the Company's auditors and to fix their remuneration for 2007**

Background: The Audit Committee considered and recommended the auditors of PricewaterhouseCoopers ABAS Ltd. (PwC) as the auditors for the Company and its subsidiaries in 2007, based on their experience and expertise, reasonable fees and continuity.

Board's Opinion: The Board agreed with the Audit Committee's proposal to appoint the auditors of PwC as the auditors for the Company and its subsidiaries in 2007, subject to the shareholders' approval. The name list of auditors is as follows:

1. Mr. Suchart Luengsuraswat	CPA (Thailand) No. 2807
2. Miss Nangnoi Charoenthanveesub	CPA (Thailand) No. 3044
3. Mrs. Suwannee Bhuripanyo	CPA (Thailand) No. 3371
4. Mr. Pasit Yuengsrikul	CPA (Thailand) No. 4174

Any of the above auditors can conduct the audit and express an opinion on the Company's financial statements. In the event that none of these auditors is available, PwC is authorized to delegate another one of its certified public accountants to conduct the audit. It was recommended that the audit fee for 2007 should not be higher than Baht 2,360,000, which is an increase of 2.16 percent from last year (the audit fee for the previous year was limited to Baht 2,310,000).

PwC and the four auditors mentioned above are completely independent from the Company, its subsidiaries, management, major shareholders and all related persons. This will be Mr.Suchart Leongsurasawad's second appointment as one of the Company's auditor.

Item No. 7 **To consider and approve the appointment of directors in replacement of directors who will retire in 2007**

Background: According to Clause 18 in the Company's Articles of Association, one-third of all directors must retire by rotation on the date of the Annual General Meeting of Shareholders each year. The following three directors are due to retire by rotation in 2007:

(1) Mr. Phoon Siew Heng, Director, Authorized Director, Chairman of the Remuneration Committee, Member of the Nomination Committee
(2) Mr. Vichit Suraphongchai, Authorized Director, Chairman of the Nomination Committee
(3) Mr. Surin Upatkoon, Director

Board's Opinion: The Board, with the exception of the directors concerned, agreed to re-elect all three directors who are due to retire by rotation, as proposed by the Nomination Committee. The Board's opinion was based on the fact that these directors have the necessary qualifications required under the *Public Limited Company Act B.E.2535*, as well as experience of the Company's business and representing the shareholders, which will enable them to develop and improve the Company's prospects.

Name list of the re-elected directors:

(1) Mr. Phoon Siew Heng	Director, Authorized Director, Chairman of the Remuneration Committee, Member of the Nomination Committee
(2) Mr. Vichit Suraphongchai	Authorized Director, Chairman of the Nomination Committee
(3) Mr. Surin Upatkoon	Director

Details of each director's age, percentage of shareholding, educational background, work experience, Board of Directors' meeting attendance, and contributions to the Company are provided in *Enclosure 3*.

The election of the Company's directors is determined by a majority of votes in accordance with the Company's Articles of Association.

Item No. 8 **To consider and approve the appointment of a new director**

Background: At Board of Directors Meeting No.3/2007, held on March 22, 2007, it was resolved to elect Mr. Somprasong Boonyachai as a new director of the Company, as proposed by the Nomination Committee.

Board's Opinion: Both the Board and the Nomination Committee concluded that Mr. Somprasong Boonyachai was a suitable successor for the position of Chairman of the Executive Committee as he has the necessary qualifications required under the *Public Limited Company Act B.E.2535* and his capability has been acknowledged by both the management and employees. He also has extensive experience of the Company's core business, namely wireless communications. The Board, therefore, agreed to seek the shareholders' approval to appoint Mr.Somprasong Boonyachai as a new director of the Company. Details of his age, percentage of shareholding, educational background and work experience are provided in *Enclosure 4*.

Item No. 9 **To consider and approve the remuneration of the Board of Directors of the Company for 2007**

Background: According to Clause 16 in the Company's Articles of Association, all directors' remuneration must be approved at the shareholders meeting. The Remuneration Committee carefully considers directors' remuneration based on the Company's growth and current industry standards.

Board's Opinion The Board approved the Remuneration Committee's recommendations for the directors' remuneration in 2007 compared with the current industry standards. The Board is of the opinion that the following remuneration for the Chairman of the Board, independent directors, non-executive directors, and directors who represent the shareholders should be fixed at a total amount not exceeding Baht 15 million. This is an increase of Baht 3 million from 2006. The remuneration consists of a monthly allowance, a bonus and a meeting allowance as detailed below:

- The Chairman of the Board shall receive a monthly allowance of 300,000 baht and an annual bonus;
- Independent directors, non-executive directors and directors who are representatives of shareholders shall receive a monthly allowance of 75,000 baht, a meeting allowance of 25,000 baht for each board or sub-committee meeting and an annual bonus;
- The Chairman of the Audit Committee shall receive a monthly allowance of 90,000 baht, a meeting allowance of 25,000 baht for each board or sub-committee meeting and an annual bonus;
- Executive directors shall not receive any remuneration as members of the Board.

Item No.10 To consider and approve the allocation of additional 6,970,000 ordinary shares (at par value of one Baht) for adjustment to the exercise price and exercise ratio of Warrants issued under ESOP Program Grant 2, 3, 4 and 5

Background: According to the Company paid dividend payment for Year 2006 in excess of 50% of net profit after income tax which leads to the Company's adjustment to maintain rights and benefits of the warrant holders as specified in the Application Form regarding the Issuance and Offering of ESOP Program was filed at the office of the Securities Exchange Commission, Thailand so the Company has to allot the additional ordinary shares for the purpose of the adjustment of the rights of the warrant holders.

Board's Opinion: The Board is of the opinion that the allotment of 6,970,000 ordinary shares (at par value of one baht) from the Company's ordinary shares not being offered and be reserved for public offering amounting to 781,905,900 shares (at par value of one Baht) should be proposed to the Shareholders for approval. The additional 6,970,000 ordinary shares will be allotted for the purpose of the adjustment of exercise ratio of ESOP Grant 2, 3, 4 and 5. The details are as shown in the *Enclosure 5*.

Item No.11 Other business (if any)

The share register book of the Company will be closed at noon (12.00 p.m.) on 5 April 2007 in order to determine which shareholders are eligible to attend and vote at the 2007 Annual General Meeting of Shareholders until the meeting is adjourned.

If you wish to appoint a person to attend the Annual General Meeting of Shareholders and vote on your behalf, please complete one of the three proxy forms. *Proxy Form B* is attached to *Enclosure 6*. Alternatively, you can download the proxy forms at www.shincorp.com: (*Proxy Form C* is only for foreign investors who have authorized a custodian in Thailand to look after and safeguard their shares.)

In case the shareholders are not able to attend the 2007 Annual General Meeting of Shareholders, you can proxy the independent director of the Company to attend and vote at the meeting on behalf of the shareholder. Details of independent directors are shown in *Enclosure 7*

Yours faithfully,

(Mr. Boonklee Plangsiri)
Authorized by the Board of Directors
Shin Corporation Public Company Limited

(Translation)

Minutes of the Annual General Meeting of Shareholders for 2006

Shin Corporation Public Company Limited - Company Registration No. 0107535000257

Date, Time & Place

Held on 27 April 2006 at 1.00 p.m. at the Auditorium, 19th Floor, Shinawatra Tower 1, 414 Phaholyothin Road, Samsen Nai, Khet Phayathai, Bangkok 10400

Directors Present

1. Mr. Pong Sarasin	Chairman of the Board of Directors
2. Mr. Virach Aphimeteetamrong, Ph. D.	Director and Member of the Audit Committee
3. Mr. Vithit Leenutapong	Director and Member of the Audit Committee
4. Mr.Vichit Suraphongchai, Ph. D.	Director
5. Mr. Boonklee Plangsiri	Director and Chairman of the Group Executive Committee
6. Mrs. Siripen Sitasuwan	Director, Member of the Executive Committee and President
7. Mr.Surin Upatkoon	Director

Directors Absent

1. Mr. S Iswaran	Director

Company's Auditor Present

Miss Nangnoi Charoenthanveesub CPA (Thailand) No. 3044 of PricewaterhouseCoopers ABAS Company Limited

Preliminary Proceedings

Mr. Pong Sarasin was the Chairman of the meeting. The Chairman informed the shareholders about how to cast their votes that one share is enable to cast one vote and in the even that the shareholders disagree or intend to abstain from voting in any agenda, the shareholders have to fill in the agenda and mark in disagreed or abstained vote and sign on the ballot and raise your hand, then the officer will pick up the ballot and calculate the disagreed and abstained votes then the resolution will be presented in the monitor. The shareholders have to mark for voting in the ballot clearly otherwise it becomes void for their votes.

The Chairman announced that there were 87 shareholders present in person and by proxy representing 2,925,331,253, or 96.76 percent of total issued shares of the Company (3,023,281,207 shares) and thereby constituting a quorum as required by the Company's Articles of Association. The Chairman then declared the meeting duly convened according to the following agenda:

(Translation)

Minutes of the Annual General Meeting of Shareholders for 2006

Agenda 1 Matters to be informed

The Chairman announced that Dr. Olarn Chaipravat, Vice Chairman of the Board of Directors and Chairman of the Audit Committee resigned from his position as a director of the Company and the Company already registered his resignation with the Ministry of Commerce on 12 April 2006. Pursuant to Article 21 of the Company's Article of Association, stating that the Board of Directors shall be entitled to appoint an appropriate person to be a director to replace one who has resigned so, in the next Board of Directors meeting, the sub-nomination committee shall be entitled to recruit an appropriate person to be a director in place of Dr. Olarn Chaipravat and propose to the Board of Directors for nomination. Upon such recruitment is approved, number of the Company's directors will be 9 persons, as before.

The meeting acknowledged the matters informed.

Agenda 2 To consider and adopt the Minutes of the 2005 Annual General Meeting of Shareholders, held on 31 March 2005

The Chairman proposed that the shareholders adopt the Minutes of the "2005" Annual General Meeting of Shareholders, held on 31 March 2005 which were sent to the shareholders together with the notice of the this Annual General Meeting of Shareholders.

Resolution: The Shareholders adopted the Minutes of the 2005 Annual General Meeting of Shareholders, held on 31 March 2005, by a votes of 2,925,331,253 shares or 100 percent of the shareholders who attended the meeting and cast their votes. No shareholder raised any objections over this item on the agenda or abstained from voting.

Agenda 3 To consider and adopt the report on the operating results of the Company for 2005

Mr. Boonklee Plangsiri reported the Company's operating results for 2005 to the shareholders. The Company made a net profit of Baht 8,573,000,000 (Eight thousand Five hundred Seventy-three million Baht), a decrease of about 1% from Baht 8,700,000,000 (Eight thousand Seven hundred million Baht) last year. The return on investment in its subsidiaries and affiliates in 2005 equalled Baht 8,672,000,000 (Eight thousand Six hundred Seventy-two million Baht). According to the 2005 balance sheet of the Company, the Company's total assets were Baht 40,739,000,000 (Forty thousand Seven hundred Thirty-nine million Baht), an increase about 3% from Baht 39,685,000,000 (Thirty-nine thousand Six hundred Eighty-five million Baht) in 2004. The total liability were Baht 1,272,000,000 (One thousand Two hundred Seventy-two million Baht), and the shareholder's equity was Baht 39,467,000,000 (Thirty-nine thousand Four hundred Sixty-seven million Baht); the sum total of liabilities and the shareholder's equity in 2005 was equal to Baht 40,739,000,000 (Forty thousand Seven hundred Thirty-nine million Baht) so the Company's debt per equity ratio (D/E) was 0.02 which was equal to D/E ratio in 2004.

However, the Company's total liability in 2005 decreased when compared with Year 2004 (the Company's total liability in 2004 was Baht 3,149,000,000 (Three thousand One hundred Forty-nine million Baht)), it was decreased as a result of pre-payment of the Company's debenture in order to reduce the interest payment liability. He further reported

the operating result for 2005 of Advance Info Services Public Company Limited (ADVANC) and Shin Satellite Public Company Limited (SATTEL) and ITV Public Company Limited (ITV) as well as two new businesses, Thai AirAsia Company Limited (TAA) and Capital OK Company Limited. Additional details were furnished in the Company's annual report of 2005, which was sent to the shareholders together with the notice of this Annual General Meeting of shareholders.

The shareholders then were asked to consider and adopt this item on the agenda.

Resolution : The Shareholders adopted, by a votes of 2,925,331,253 shares or 100% of the shareholders who attended the meeting and cast their votes, the report on the operating results of the Company for 2005. No shareholder raised any objections over this item on the agenda or abstained from voting.

Agenda 4 To consider and approve the balance sheets, the income statement, and cash flow statement for 2005 ended on 31 December 2005

Mr. Boonklee Plangsiri informed the shareholders that in order to comply with the law and the Company's Articles of Association, the balance sheets, income statement and cash flow statement of the Company for the fiscal year 2005 ended 31 December 2005 (which were approved by the Audit Committee and examined by the Company's auditor) must be approved by this annual general meeting of shareholders. Details of the balance sheets, income statement and cash flow statement were furnished in the Agenda 3 and details of which were specified in the Company's 2005 Annual Report which was sent to the shareholders together with the notice of this annual general meeting of shareholders.

The shareholders then were asked to consider and approve the balance sheets, income statement, and cash flow statement of the Company for the fiscal year 2005 ended 31 December 2005.

Resolution : The Shareholders approved, by the votes of 2,925,331,253 representing 100% shares of the shareholders who attended the meeting and cast their votes, the balance sheets, income statement, and cash flow statement of the Company for the fiscal year 2005 ended 31 December 2005. No shareholder raised any objections over this item on the agenda or abstained from voting.

Agenda 5 To consider and approve the appropriation of the net profit of 2005 as dividends

Mr. Boonklee Plangsiri informed the shareholders that, according to the operating result of the Company for the year 2005, the Company made a net profit of Baht 8,573,000,000 (Eight thousand Five hundred Seventy-three million Baht) which was equivalent to Baht 2.87 earnings per share. The Board requested the shareholders to approve the dividend payment for 2005 in accordance with the Company's dividend payment policy, which specifies that the Company should distribute the dividend not less than 40 percent of its net profit if there is no other necessary reason and such dividend payment will not have any critical impact on the Company's business. The Board, therefore, has deemed it appropriate to distribute a dividend for 2005 to shareholders of the Company at Baht 2.60 per share, totalling Baht 7,829,960,000 (Seven thousand Eight hundred Twenty-nine million Nine hundred Sixty thousand Baht) or 91.33 percent of the net profit.

The Company paid an interim dividend for the operating result for the first half of 2005 at Baht 1.25 per share, totalling Baht 3,748,530,000 (Three thousand Seven hundred Forty-eight million Five hundred Thirty thousand Baht). The dividend to be paid for the operating result for the second half of the year 2005 is at Baht 1.35 per share, totalling Baht 4,081,430,000 (Four thousand Eighty-one million Four hundred Thirty thousand Baht). This dividend to be paid to shareholders is funded by dividends paid to the Company by AIS at Baht 3.30 per share, amounting to Baht 4,170,250,000 (Four thousand One hundred Seventy million Two hundred Fifty thousand Baht).

The Company closed the Company's share register book at 12:00 P.M. on 7 April 2006 to ascertain the shareholders right to receive the dividend for the operating results for the second half of 2005 at the rate of Baht 1.35 per share. The dividend shall be paid on 9 May 2006.

The shareholders were asked to consider and approve the appropriation of the net profit of 2005 as dividends.

Resolution : The Shareholders approved, by a votes of 2,925,331,253 shares or 100 % of the shareholders who attended the meeting and cast their votes, the declaration of the dividend as the above proposed. No shareholder raised any objections over this item on the agenda or abstained from voting.

Agenda 6 To consider and approve the appointment of the Company's auditors for 2006 and to fix their remuneration

Mrs. Siripen Sitasuwan, President of the Company, informed the shareholders that as the Board of Director had considered the proposals of 3 alternatives based on skill, experience of each firm and the reasonable fees to be payable by the Company, the Board of Director approved, with an approval of the Audit Committee, the appointment of the auditors from the PricewaterhouseCoopers ABAS Company Limited (PwC) as the Company's auditors for 2006. The name list of individual auditors is as follows:

1. Mr. Suchart Luengsuraswat	CPA (Thailand) No. 2807
2. Miss Nangnoi Charoenthanveesub	CPA (Thailand) No. 3044
3. Mrs. Suwannee Bhuripanyo	CPA (Thailand) No. 3371
4. Mr. Pasit Yuengsrikul	CPA (Thailand) No. 4174

Any of the above auditors can conduct the audit and express an opinion on the Company's financial statements. In the absence of the above named auditors, PwC is authorized to identify another one of their auditors who is qualified as a Certified Public Accountant to carry out the work. The auditor's remuneration for 2006 is fixed not more than Baht 2,310,000 (Baht Two million three hundred and ten thousand), the same fee that was approved last year.

In accordance with the rule of the Securities and Exchange Commission (SEC) in respect of changing of the auditor every five fiscal years, the Company would like to replace one of the auditor (Mr.Pasan Cheaupanich) with the aforementioned new auditors. The 4 auditors as mentioned above have no interest or benefit in connection with the Company, its subsidiaries, management, major shareholder or any related person.

The shareholders were asked to consider and approve the appointment of the Company's auditor for 2006 and to fix their remuneration.

Resolution : The Shareholders approved, by a votes of 2,925,331,253 shares or 100 % of the shareholders who attended the meeting and cast their votes, the appointment of the auditors of PricewaterhouseCoopers ABAS.Company Limited (PwC) as the Company's auditors for 2006. No shareholder raised any objections over this item on the agenda or abstained from voting.

Agenda 7 To consider and approve the election of directors to replace those retiring by rotation in 2006

Before the Shareholder considered details of this Agenda, Chairman informed to the shareholders that Chairman, Mr.Boonklee Plangsiri and Dr. Virach Aphimeteetamrong were directly involved with the resolution of this agenda so all of them temporarily left the meeting room until the resolution had been resolved. The Chairman assigned Dr. Vichit Suraphongchai to conduct the meeting during his absence.

According to Section 18 of the Company's Article of Association, at every annual general meeting of shareholders, one-third of the Board of Directors, namely those people who have been in office the longest, must be retired by rotation. However, the retiring directors are eligible for re-election. The directors who must retire by rotation at the 2006 Annual General Meeting of Shareholders are as follows:

(1) Mr. Pong Sarasin	Chairman of the Board of Directors
(2) Mr.Boonklee Plangsiri	Authorized Director, Executive Director, Member of Remuneration Committee and Member of Nomination Committee
(3) Dr.Virat Apimetheethumrong	Director and Member of Audit Committee,

As the nomination committee had approved the re-election of those three retired directors, the board of directors agreed to propose three retiring directors to be re-elected as the new directors of the Company at the Annual General Meeting of Shareholders. Their personal details including age, percentage of shareholding, educational background, work experience, Board of Directors' meeting attendance record, and contributions to the Company for each director were sent to the shareholders as shown in Enclosure 3 of the notice of this Annual General Meeting of Shareholders.

The election of the Company's directors is to be determined by a majority of votes in accordance with the Company's Articles of Association.

The shareholders were asked to consider and approve the re-election of those directors for 2006.

(1) The Shareholders then were asked to re-elect Mr. Pong Sarasin as a director of the Company.

Resolution : The Shareholders approved, by a votes of 2,925,331,253 shares or 100 % of the shareholders who attended the meeting and cast their votes, to re-elect Mr. Pong Sarasin as a director of the Company. No shareholder raised any objections over this item on the agenda or abstained from voting.

(2) The Shareholders then were asked to re-elect Mr.Boonklee Plangsiri as a director of the Company.

Resolution : The Shareholders approved, by a votes of 2,925,331,253 shares or 100 % of the shareholders who attended the meeting and cast their votes, to re-elect Mr.Boonklee Plangsiri as a director of the Company. No shareholder raised any objections over this item on the agenda or abstained from voting.

(3) The Shareholders then were asked to re-elect Dr.Virat Apimetheethumrong as a director of the Company.

Resolution : The Shareholders approved, by a votes of 2,925,331,253 shares or 100 % of the shareholders who attended the meeting and cast their votes, to re-elect Dr.Virat Apimetheethumrong as a director of the Company. No shareholder raised any objections over this item on the agenda or abstained from voting.

After the resolution was announced, Mr. Pong Sarasin, Mr.Boonklee Plangsiri and Dr.Virat Apimetheethumrong returned to the meeting room.

Agenda 8 To consider and approve the remuneration of the Board of Directors of the Company for 2006

Mr. Boonklee Plangsiri informed to the shareholders that, according to an approval of the remuneration by the remuneration committee, the Board approved the remuneration of the chairman of the Board, the independent directors and the non-executive directors of the Company in the total amount which was not higher than Baht 12,000,000 (Baht Twelve million) per annum, a increase about Baht 2,000,000 from last year. The board member's remuneration consists of salary, bonus, and meeting allowance as specified below:

- The Chairman of the Board will be entitled to receive salary and bonus
- The Chairman of the Audit Committee, an Independent Director or a Non-executive Director will be entitled to receive salary, bonus, and meeting allowance of Baht 25,000 per meeting.
- The Executive Director will not be entitled to receive remuneration for being a Director.

The shareholders were asked to consider and approve the directors' remuneration.

Resolution: The Shareholders approved the remuneration of the Board of Directors of the Company for 2006 in the amount up to Baht 12,000,000 as proposed above by a vote of 2,925,331,253 shares or 100 % of the shareholders who attended the meeting and cast their votes which was not less then two-third of the vote presented and had right to vote in the meeting. No shareholder raised any objections over this item on the agenda or abstained from voting.

Agenda 9 **To consider and approve the issuance and offering of 14,256,100 units of warrants for the Company's directors, employees to purchase the Company's ordinary shares (the "Warrants") under the ESOP Program, Grant V**

Mr. Boonklee Plangsiri, informed the shareholders that the ESOP for issuing Warrants to the Company's directors and employees has been granted consecutively for 5 years. The number of Warrants to be issued and offered under ESOP Grant V in 2006 is 14,256,100 units. These Warrants will be offered under the terms and conditions which were similar to terms and conditions of Grant I, II, III and IV.

The objective of the ESOP program is to motivate and reward directors and employees of the Company so they will perform their duties in the best interests of the Company. This should in turn bring about the long-term benefits to the Company as well as retain them with the Company. The Remuneration Committee had proposed the Board to approve the issuance of the Warrants in the number of 14,256,100 units (Fourteen million Two hundred Fifty-six thousand One hundred units). Details of the ESOP Grant V can be found in Enclosure 4 which was sent to the shareholders together with the notice of this Annual General Meeting of shareholders. In addition, the Executive Committee shall have the authority to determine related other provisions pertaining to the issuance of the warrants, including obtaining approval from the relevant authorities and performing any other necessary actions relating to the issuance and offering of the Warrants.

To pass the resolution, a vote of not less than three-fourths of the total shareholders present at the meeting who had the right to vote was required, with an objection of not higher than 10% of the total vote of the shareholders presented in the meeting. The exercise price for ESOP was an average price during the period of 30 days prior to the date of Annual General Meeting of the shareholders which is Baht 37.68 (Thirty Seven Baht Sixty-eight Satang)

The shareholders were asked to consider and approve the issuance and offering of 14,256,100 units of warrants for the Company's directors and employees to purchase the Company's ordinary shares (the "Warrants") under the ESOP Program Grant V.

Resolution: The shareholders considered the above and approved the issuance and offering of 14,256,100 units of warrants under the ESOP Grant V as per the above details by a vote of 2,925,331,253 shares or 100 % of the shareholders who attended the meeting and have the right to vote and no shareholder raised any objections over this item on the agenda or abstained from voting. Therefore, the resolution was passed with the votes higher than three-fourth of the total vote of shareholder presented in the meeting and had right to vote, and the objection vote was less than 10% of the total vote of shareholder presented in the meeting and had right to vote.

Agenda 10 **To consider and approve the allocation of 14,256,100 new ordinary shares (at the par value of "One Baht" each) to be reserved for the exercise of the Warrants under the ESOP Program, Grant V**

Mr. Boonklee Plangsiri informed the shareholders that pursuant to the approval by the shareholders' meeting of the issuance and offering of warrants to directors, employees of the Company at a number of 14,256,100 units under the ESOP Grant V in Agenda 9 above,

the Company has to allocate 14,256,100 ordinary shares (at the par value of "One Baht" each) to be reserved for the exercise of the warrants under ESOP Grant V. The reserved shares shall be allocated out of the total 798,000,000 which have been set aside for a public offering so there would be 783,743,900 non-issued shares left in the Company for future public offering. The details can be found in Enclosure 5 of the notice of this Annual General Meeting that was sent to the shareholders.

The Executive Committee is empowered to consider and determine details and related conditions as well as any other necessary and reasonable activities relating to the ordinary share allocation to be reserved for the exercise of the right under the warrants of 14,256,100 ordinary shares (at the par value of "One Baht" each), including listing of the capital increase ordinary shares on the Stock Exchange of Thailand.

The shareholders were asked to consider and approve allocation of 14,256,100 new ordinary shares (at the par value of "One Baht" each) in order to reserve for the exercise of the Warrants under the ESOP Program, Grant V

Resolution: The shareholders considered the above and approved, by vote of 2,925,331,253 shares or 100 % of the total number of votes of shareholders who attended the meeting and have the right to vote, the allocation of 14,256,100 ordinary shares (at the par value of "One Baht" each) to be reserved for the exercise of the Warrants under the ESOP Grant V. No shareholder raised any objections over this item on the agenda or abstained from voting.

Agenda 11 To consider and approve the allocation of the Warrants exceeding 5% of the Warrants issued under ESOP Program, Grant V to directors, employees of the Company

Before the Shareholder considered details of this Agenda, Chairman informed to the shareholders that Mr.Boonklee Plangsiri and Mrs. Siripen Sitasuwan were directly involved with the resolution of this agenda, all of them temporarily left the meeting room until the resolution had been resolved.

The Chairman stated that the shareholders approved the ESOP program, Grant V in an amount of 14,256,100 units as mentioned in the Agenda 9 above. The Board of Directors and the Remuneration Committee approved to allocate the warrants exceeding 5 % of ESOP Grant V (total issued shares of ESOP Grant V is 14,256,100 units) to the directors and the employee of the Company and its subsidiaries, totalling 6 persons as listed in the notice of this shareholders meeting due to their high competency, ability, accountability and excellent performance. Furthermore, they have demonstrated their loyalty to the Company and performed their duties honestly for the highest benefits of the Company at all time. The warrant allocation of this ESOP program Grant V was designed to the directors or employees to perform their duties more efficiently, which would improve the operating results of the Company. The details can be found in Enclosure 6 of the notice of this annual general meeting that was sent to shareholders previously. To pass the resolution, a vote of not less than three-fourth of the total votes of shareholders presented and had right to vote in the meeting was required, with an objection of not higher than 5 percent of the total votes of shareholders presented in the meeting.

The names of six directors and employee who have been nominated to be eligible for the warrant allocation exceeding 5 percent of the program are as follows:

Director/Employee	No. of Warrants Allocated	% (of the Program)
1. Mr. Boonklee Plangsiri Director and Chairman of the Executive Committee of Shin Corporation Public Company Limited, and Director of its subsidiaries and group companies	5,380,700 units	37.74
Attending to the Meeting for the preceding year	**No. of meetings (times)**	**No. of meetings attended (times)**
1. Shin Corporation PLC	6	6
2. Advanced Info Service PLC	6	6
3. Shin Satellite PLC	8	8
4. CS LoxInfo PLC	7	7
5. ITV PLC	8	8

Contribution to the Company: Being a top leader in monitoring and managing Shin's group and developing competitiveness of Shin's business.

The shareholders were asked to consider and approve the allocation of the Warrants to Mr.Boonklee Plangsiri.

Before voting for the resolution, some of the shareholders asked the following question:

Shareholder — Shareholders would like to know the allocation criteria for the Warrants and why each director will be offered a different amount. Why will Mrs. Siripen Sitasuwan be offered to get the Warrants less than the other directors?

Mr. Vithit Leenutapong as a member of Remuneration Committee — The Company considered for each person who was eligible to get the Warrants based on his/her capability, years of service, experience, contribution to the Company, including importance of his/her role and responsibility to create new business line or generate income to the Company. Each person has a different role in the Company. Mrs. Siripen Sitasuwan supervises finance and all general activities of the Company, however, any allocation has to be approved in accordance with its rules set by the external advisors.

If there were no any question, the shareholders were asked to consider and approve the allocation of the Warrants as mentioned.

<u>**Resolution:**</u> The shareholders considered the above and approved the warrants allocated to Mr. Boonklee Plangsiri as per the above details by a vote of 2,924,285,853 shares or 99.96% of the total number of votes of shareholders who attended the meeting and had the right to vote. There were 1,045,400 shares or 0.04 % of the total number of votes of shareholders who attended the meeting and had the right to vote voted against but there were no shareholders abstained from voting. So the resolution passed by the vote which is

not less than three-fourth of the total votes of shareholders presented and had right to vote in the meeting, and the against vote was not higher than 5 percent of the total votes of shareholders presented in the meeting.

Director/Employee	No. of Warrants Allocated	% (of the Program)
2. Mr. Arak Chonlatanon Executive Director and Chairman of the Executive Committee – E-Business, and Other Business of Shin Corporation Public Company Limited	1,272,600 units	8.93
Attending to the Meeting for the preceding year	**No. of meetings (times)**	**No. of meetings attended (times)**
Shin Corporation PLC	6	6

Contribution to the Company: Being a co-leader in the creation of Shin Group's vision and developing the Group's strategies in order to maximize the interests of the shareholders, and a top leader in monitoring the E-business & other business of Shin Group such as Thai AirAsia Co., Ltd and Capital OK Co., Ltd. etc.

The shareholders were asked to consider and approve the allocation of the aforementioned Warrants to Mr. Arak Chonlatanon.

Resolution: The shareholders considered the above and approved the warrants allocated to Mr. Arak Chonlatanon as per the above details by a vote of 2,924,905,253 shares or 99.99% of the total number of votes of shareholders who attended the meeting and had the right to vote. There were 426,000 shares or 0.01 % of the total number of votes of shareholders who attended the meeting and had the right to vote voted against but there were no shareholders abstained from voting. So the resolution passed by the vote which was is less than three-fourth of the total votes of shareholders presented and had right to vote in the meeting, and the against vote was not higher than 5 percent of the total votes of shareholders presented in the meeting.

Director/Employee	No. of Warrants Allocated	% (of the Program)
3. Mr. Somprasong Boonyachai Group Vice Chairman of the Executive Committee - Human Resources of Shin Corporation Public Company Limited, and Director of its subsidiaries and group companies	831,900 units	5.84
Attending to the Meeting for the preceding year	**No. of meetings (times)**	**No. of meetings attended (times)**
1. Advanced Info Service PLC 2. ITV PLC	6 8	6 7

Contribution to the Company: Being a co-leader in creation of Shin Group's vision and developing Group's strategies in order to maximize interests of the shareholders and a top

leader in monitoring the Wireless Communications Business of Shin Group such as Advanced Info Service PLC., Digital Phone Co., Ltd. and etc. and a top leader in Monitoring human resouses matters of Shin Group.

The shareholders were asked to consider and approve the allocation of the aforementioned Warrants to Mr. Somprasong Boonyachai

Resolution: The shareholders considered the above and approved the warrants allocated to Mr. Somprasong Boonyachai as per the above details by a vote of 2,924,905,253 shares or 99.99% of the total number of votes of shareholders who attended the meeting and had the right to vote. There were 426,000 shares or 0.01 % of the total number of votes of shareholders who attended the meeting and had the right to vote voted against but there were no shareholders abstained from voting. So the resolution passed by the vote which is not less than three-fourth of the total votes of shareholders presented and had right to vote in the meeting, and the against vote was not higher than 5 percent of the total votes of shareholders presented in the meeting.

Director/Employee	No. of Warrants Allocated	% (of the Program)
4. Dr. Dumrong Kasemset Group Vice Chairman of the Executive Committee - Portfolio Management and Investor Relations of Shin Corporation Public Company Limited, and Director of its subsidiaries and group companies	831,900 units	5.84
Attending to the Meeting for the preceding year	**No. of meetings (times)**	**No. of meetings attended (times)**
1. Shin Satellite PLC	8	7
2. CS LoxInfo PLC	7	6
3. ITV PLC	8	6

Contribution to the Company: Being a co-leader in creation of Shin Group's vision and developing Group's strategies in order to maximize interests of the shareholders and a top leader in monitoring the Satellite & Internatiooal Invesment Business of Shin Group such as Shin Satellite Plc., Cs Loxinfo Plc., Cambodia Shinawatra Co., Ltd. and etc. and a top leader in Monitoring Portfolio Management and investment relations of Shin Group.

The shareholders were asked to consider and approve the allocation of the aforementioned Warrants to Dr. Dumrong Kasemset.

Resolution: The shareholders considered the above and approved the warrants allocated to Dr. Dumrong Kasemset as per the above details by a vote of 2,924,905,253 shares or 99.99% of the total number of votes of shareholders who attended the meeting and had the right to vote. There were 426,000 shares or 0.01 % of the total number of votes of shareholders who attended the meeting and had the right to vote voted against but there were no shareholders abstained from voting. So the resolution passed by the vote which is not less than three-fourth of the total votes of shareholders presented and had right to vote

in the meeting, and the against vote was not higher than 5 percent of the total votes of shareholders presented in the meeting.

Director/Employee	No. of Warrants Allocated	% (of the Program)
5. Mr. Niwattumrong Boonsongpaisan Group Vice Chairman of the Executive Committee – Corporate Public Relations of Shin Corporation Public Company Limited, and Director of its subsidiaries and group companies	831,900 units	5.84
Attending to the Meeting for the preceding year	**No. of meetings (times)**	**No. of meetings attended (times)**
1. Shin Corporation PLC	6	5
2. ITV PLC	8	8

Contribution to the Company: Being a co-leader in creation of Shin Group's vision and developing Group's strategies in order to maximize interests of the shareholders and a top leader in monitoring Media and Advertising Business of Shin Group such as ITV Plc., SC Matchbox Co., Ltd. and etc., and a top leader in Monitoring Corporate Public relations of SHIN Group.

The shareholders were asked to consider and approve the allocation of the aforementioned Warrants to Mr. Niwattumrong Boonsongpaisan.

Resolution: The shareholders considered the above and approved the warrants allocated to Mr. Niwattumrong Boonsongpaisan as per the above details by a vote of 2,924,905,253 shares or 99.99% of the total number of votes of shareholders who attended the meeting and had the right to vote. There were 426,000 shares or 0.01 % of the total number of votes of shareholders who attended the meeting and had the right to vote voted against but there were no shareholders abstained from voting. So the resolution passed by the vote which is not less than three-fourth of the total votes of shareholders presented and had right to vote in the meeting, and the against vote was not higher than 5 percent of the total votes of shareholders presented in the meeting.

Director/Employee	No. of Warrants Allocated	% (of the Program)
6. Mrs. Siripen Sitasuwan Director and Group Chief Financial Officer and President of Shin Corporation Public Company Limited, and Director of its subsidiaries and group companies	778,500 units	5.46
Attending to the Meeting for the preceding year	**No. of meetings (times)**	**No. of meetings attended (times)**

1. Shin Corporation PLC	6	4
2. Advanced Info Service PLC	6	5
3. Shin Satellite PLC	8	6
4. CS LoxInfo PLC	7	6
5. ITV PLC	8	6

Contribution to the Company: Being a co-leader in creation of Shin Group's vision and developing Group's strategies and a top leader in monitoring financial and funding management of Shin Group and a top leader in Monitoring financial management of Shin Group.

The shareholders were asked to consider and approve the allocation of the aforementioned Warrants to Mrs. Siripen Sitasuwan.

Resolution: The shareholders considered the above and approved the warrants allocated to Mrs. Siripen Sitasuwan as per the above details by a vote of 2,924,905,253 shares or 99.99% of the total number of votes of shareholders who attended the meeting and had the right to vote. There were 426,000 shares or 0.01 % of the total number of votes of shareholders who attended the meeting and had the right to vote voted against but there were no shareholders abstained from voting. So the resolution passed by the vote which is not less than three-fourth of the total votes of shareholders presented and had right to vote in the meeting, and the against vote was not higher than 5 percent of the total votes of shareholders presented in the meeting.

After the resolution was announced, Mr.Boonklee Plangsiri and Mrs. Siripen Sitasuwan came back to the meeting room.

Agenda 12 To consider and approve the allocation of additional 1,838,000 ordinary shares (at par value of one Baht) for adjustment to the exercise price and exercise ration of Warrants issued under ESOP Program Grant II, III and IV

Mr. Boonklee Plangsiri informed the shareholders that according to terms and conditions specified in the Application Form regarding the Issuance and Offering of ESOP Grant II, III and IV, the adjustment right of the warrant holders shall apply in order to maintain the right warrant shareholders which shall not less favorable than they had before in the event that the Company approved to pay dividend higher than 50 percent of net profit.

As the Company approved the interim dividend payment in the first half and second half for 2005 in excess of 50 percent of the net profit as approved under Agenda 5, the adjustment right of the warrant holders specified in the Application Form regarding the Issuance and Offering of ESOP Program was apply. The Board, therefore, had an opinion that the adjustment of the exercise price and exercise ratio should be approved to maintain the warrant holders' right by the allotment of 1,838,000 ordinary shares (at par value of one Baht) from the Company's ordinary shares not being offered and reserved for public offering in the amount 783,743,900 shares (at par value of one Baht) for the adjustment right under ESOP Program, Grant II, Grant III and Grant IV in total amount of 1,838,000 shares. The details can be found in the Enclosure 5 of the notice of annual general meeting that was sent to the shareholders previously.

The Executive Committee is empowered to consider this allocation and determine the details and related conditions of as well as any other necessary and reasonable activities relating to the ordinary share allocation as mentioned above, including listing of the capital increase ordinary shares on the Stock Exchange of Thailand.

The shareholders were asked to consider and approve this matter.

Resolution: The shareholders considered the above and approved, by a vote of 2,925,331,253 shares or 100 % of the total number of votes of shareholders who attended the meeting and had the right to vote which constituted the majority vote, the allocation of 1,838,000 ordinary shares (One Baht par value each) reserved for the aforementioned adjustment right of the warrant holders under the ESOP Grant II, III and IV. No shareholder raised any objections over this item on the agenda or abstained from voting.

Agenda 13 Other business

Some of the shareholders asked the following questions:

Shareholder

Shareholders raised question because there was a change in the shareholding structure;

Is management confident about the Company's operating result for 2006?

Will there be any effect on the Company's Subsidiaries?

Mr. Boonklee Plangsiri

1. Now, the shareholding structure of the Company is as follows:

   Cedar Holdings Co., Ltd. holds 51.98%

   Aspen Holdings Co., Ltd. holds 44.14%

   So the Company is still a Thai company under Thai Law because Thai individuals/entities hold more than 50% of its total issued shares. Furthermore, the majority shareholding of Cedar Holdings Co., Ltd is held by Kularb Keaw and Siam Commercial Bank PLC.

2. The only change of structure has occurred in Thai AirAsia Co., Ltd. The Company sold its holdings in Thai AirAsia to Asia Aviation Co.,Ltd. (the Company holds 49% of Asia Aviation), which should not have any material effect on the Company's operating result as the largest part of the profit contribution comes from Advance Info Services Plc., ITV Plc., and Shin Satellite Plc. There has been no change in the structure of these three subsidiaries.

Shareholder

Do the major shareholders have any opinion on the lesser free float of the Company's shares being traded in the Stock Exchange of Thailand?

Will they take any action about this matter?

Mr. Boonklee Plangsiri	Board considered this matter, consulted with the major shareholders and agreed that we intend to maintain the Company listing on the SET. We have a cure period of one year to increase free float ratio, which should not be less than 15%. So, the Company will still have an opportunity to increase free float but this will depend on its business direction and opportunities.
	However, about 200,000 of the Company's shares are traded everyday, which is still a substantial figure compared to the normal trading rate in the market even though it is lower than the previous trading record.
Shareholder	Asking about signing of agreement between Shin Satellite Plc. and China or India
Mr. Boonklee Plangsiri	Dr.Dumrong Kasemset informed to the shareholders of Shin Satellite Plc. about this matter and mentioned that the requests for access right into those countries are being processed. The access rights should be granted in the near future and then business operation can proceed.
Shareholder	I heard that it is a verbal agreement and the written agreement has not been signed yet.
Mr. Boonklee Plangsiri	I have to investigate for this matter but I heard from Dr.Dumrong Kasemset that Shin Satellite expected to get permission in the near future
Shareholder	The expectation for sale is high, isn't it?
Mr. Boonklee Plangsiri	According to information heard from Shin Satellite, the approximate estimation of sale is 1,000,000 users. At this stage, we have capacity to support around 200,000 users in Thailand
Shareholder	How much is the expected revenue?
Mr. Boonklee Plangsiri	I have no details on this matter so I can't reply because it may be a persuasive answer.

There was no other business proposed to the shareholders. The Chairman of the meeting expressed his sincere thanks to the shareholders for attending this shareholders' meeting. The meeting adjourned at 2:15 p.m.

- (signed) -
Mr. Pong Sarasin
Chairman of the Meeting

Minutes prepared by
- (signed) -
Miss.Leartsiree Nantavisit

Enclosure 2

Annual Report 2006

Information of the Directors who retired by Rotation and Re-Elected of Shin Corporation Plc.



Name	Mr. Phoon Siew Heng		
Age	43		
Title	- Authorized Director - Chairman of the Remuneration Committee - Member of Nomination Committee		
Shareholding (%)	- None -		
Relationship with management	- None -		
Education	Bachelor Degree in Economics (Honours), Monash University, Australia		
Governance Training of IOD	- None -		
Experience	2006 - Present	Director, Shin Corporation Plc. Director, Kularb Kaew Co., Ltd. Director, Cypress Holdings Co., Ltd. Director, Cedar Holdings Co., Ltd.	
	1999 - Present	Senior Managing Director, Temasek Holdings (Private) Limited	
	1992 - 1999	Director, Standard Chartered Merchant Bank Asia Limited	
	1988 - 1992	Deputy Director, Ministry of Finance	
Illegal Record in past 10 years	- None -		
Director Present	Elected on 20 June 2006		
Relationship with others Company	Listed Company in Thailand	Non-Listed Company	Competitive or Related Business
	-	16	-

Forbidden Qualifications

1. Never dishonestly committing an offence against property.
2. Never enter into any transaction which may cause conflict of interest against Shin Corporation Plc. during the year.

Remarks:

- The Attendance at 2006 The Board of Directors Meeting was 5 times out of the total of 6 times.
- The Attendance at 2006 The Shareholders Meeting was 0 time out of the total of 0 time.
- The Attendance at 2006 The sub-nomination committee Meeting was 0 time out of the total of 1 time.
- The Attendance at 2006 The sub-remuneration committee Meeting was 0 time out of the total of 0 time.

Information of the Directors who retired by Rotation and Re-Elected of Shin Corporation Plc.



Name	**Dr. Vichit Suraphongchai**
Age	62
Title	- Authorized Director - Chairman of The Nomination Committee
Shareholding (%)	- None -
Relationship with	- None -
Education	Ph.D. Graduate School of Management, University of California, USA
Governance Training of IOD	RCP: The Role of Chairman Program Class 1/2543
Experience	2006 - Present: Director, Shin Corporation Plc. Director, CPB Equity Co., Ltd. Committee, Senate of Mahidol University Committee, The Tio Chew Association of Thailand Advisor, Nok Airlines Co., Ltd. 1999 - Present: Director and Chairman of the Executive Committee, Siam Commercial Bank Plc. 1997 - Present: Advisor, Bureau of the Crown Property 2004 - 2006: Director, Nok Airlines Co., Ltd. 2001 - 2006: Director, Thai Airways International Plc. 1998 - 2000: Chairman, Radanatun Finance Plc. 1998 - 1999: Chairman, Radanasin Bank Plc. 1994 - 1995: Ministry of Transport and Communications
Illegal Record in past 10 years	- None -
Director Present	Elected on 23 February 2006

Relationship with others Company	Listed Company in Thailand	Non-Listed Company	Competitive or Related Business
	Siam Commercial Bank Plc.	1	-

Forbidden Qualifications

1. Never dishonestly committing an offence against property.
2. Never enter into any transaction which may cause conflict of interest against Shin Corporation Plc. during the year.

Remarks:

- The Attendance at 2006 The Board of Directors Meeting was 8 times out of the total of 11 times.
- The Attendance at 2006 The Shareholders Meeting was 1 time out of the total of 1 time.
- The Attendance at 2006 The sub-Nomination Committee Meeting was 4 times out of the total of 4 times.

Information of the Directors who retired by Rotation and Re-Elected of Shin Corporation Plc.



Name	**Mr. Surin Upatkoon**
Age	58
Title	Director
Shareholding (%)	- None -
Relationship with	- None -
Education	Bachelor Degree HSC Han Chiang High School
Governance Training of IOD	- None -
Experience	2006 - Present Director, Shin Corporation Plc. Chairman, Magnum Corporation Berhad 2003 - Present Director, MWE Holdings Berhad Director, MWE Spinning Mills Sdn Bhd Chairman, Magnum 4D Berhad 2002 - Present Managing Director, Multi-Purpose Holdings Berhad 2005 - 2006 Senior Executive Director, Magnum Corporation Berhad 1976 - 2003 Executive Director, MWE Holdings Berhad 1974 - 2003 Managing Director, MWE Spinning Mills Sdn Bhd 2000 - 2002 Executive Director, Multi-Purpose Holdings Berhad
Illegal Record in past 10 years	- None -
Director Present	Elected on 22 March 2006

Relationship with others Company	Listed Company in Thailand	Non-Listed Company	Competitive or Related Business
	-	78	-

Forbidden Qualifications

1. Never dishonestly committing an offence against property.
2. Never enter into any transaction which may cause conflict of interest against Shin Corporation Plc. during the year.

Remarks:

- The Attendance at 2006 The Board of Directors Meeting was 7 times out of the total of 8 times.
- The Attendance at 2006 The Shareholders Meeting was 1 time out of the total of 1 time.

Information about a person who appointment to be new director of Shin Corporation Plc.



<table>
<tr><td>Name</td><td colspan="3">Mr. Somprasong Boonyachai</td></tr>
<tr><td>Age</td><td colspan="3">51</td></tr>
<tr><td>Title</td><td colspan="3">- Group Vice Chairman of the Group Executive Committee
- Chairman of the Executive Committee –
Wireless Communication Business</td></tr>
<tr><td>Shareholding (%)</td><td colspan="3">- None -</td></tr>
<tr><td>Relationship with</td><td colspan="3">- None -</td></tr>
<tr><td>Education</td><td colspan="3">Master Degree in Engineering,
Asian Institute of Technology (AIT)</td></tr>
<tr><td>Governance Training of IOD</td><td colspan="3">DCP: Director Certification Program Class 65/2005
DAP: Director Accreditation Program Class 30/2004</td></tr>
<tr><td>Experience</td><td colspan="3">
2006 - Present Director, Shin Satellite Plc.
2004 - Present Director, Praram 9 Hospital Co., Ltd.
2000 - Present Member of the Executive Committee, Shin Satellite Plc.
Group Vice Chairman of the Group Executive Committee, Shin Corporation Plc.
1999 - Present Director and Chairman of the Executive Committee Wireless Communication Business, Advanced Info Service Plc.
1997 - Present Independent Director, Power Line Engineering Plc.
2004 – Feb.2007 Member of the Executive Committee, CS LoxInfo
Member of the Executive Committee, ITV Plc.
1997 - 1998 Vice Chairman of the Executive committee – Wireless Communications Shinawatra Group
1995 - 1996 Senior President, Advanced Info Service Plc.
1994 - 1995 President, Shin Satellite Plc.
1993 - 1993 President, Advanced Info Service Plc.
1992 - 1993 Executive Vice President (Operation 4), Shinawatra Group</td></tr>
<tr><td>Illegal Record in past 10 years</td><td colspan="3">- None -</td></tr>
<tr><td rowspan="2">Relationship with others Company
-</td><td><u>Listed Company in Thailand</u></td><td><u>Non-Listed Company</u></td><td><u>Competitive or Related Business</u></td></tr>
<tr><td>Advanced Info Service Plc.
Shin Satellite Plc.
Power Line Engineering Plc.</td><td>14</td><td>-</td></tr>
</table>

Forbidden Qualifications

1. Never dishonestly committing an offence against property.
2. Never enter into any transaction which may cause conflict of interest against Shin Corporation Plc. during the year.

(Translation)

Details of Allotment of Ordinary Share for the purpose of the adjustment of the Rights under the Employee Stock Option Program (ESOP) Grant II, III, IV and V

Shin Corporation Public Company Limited

February 26, 2007

We, Shin Corporation Public Company Limited (the "**Company**"), hereby report on the resolution of the Board of Directors No. 2/2007, held on February 26, 2007 from 5.00 p.m. to 8.00 p.m. in respect of a share allotment as follows:

1. Capital increase

The Board of Directors has approved the allotment of 6,970,000 unsold ordinary shares, at the par value of Baht 1 each, totaling Baht 6,970,000, to reserve for the exercise of warrants, to be issued to the Company's directors and employees (ESOP Programs) to conform to the adjustment as specified in the Prospectus.

2. Allotment of new shares

The Board of Directors has approved to allot 6,970,000 unsold ordinary shares, at the par value of Baht 1 each, totaling Baht 6,970,000, to reserve for the exercise of warrants, to be issued to the Company's directors and employees under ESOP Program. Such allotment will be proposed to the shareholders for consideration and approval, details as follows:

2.1 The details of the allotment

Allotted to	Number (shares)	Ratio (old : new)	Sale price per share (Baht)	Subscription and payment period	Note
Existing Shareholders	-	-	-	-	-
General public	-	-	-	-	-
Other persons *(specify)*	-	-	-	-	-
To reserve for the conversion /exercise of the warrants issued to directors and employees (ESOP Grant II, III, IV and V), to conform to the adjustment as specified in the Prospectus	6,970,000	-	-	-	-

Provided that, the Executive Committee or the designated person(s) by the Board of Directors are authorized to consider and prescribe other details relevant to the issuance of the warrants, including to seek approval from the relevant authorities and perform any other necessary actions related to the issuance of the warrants.

2.2 The Company's plan in case there is a fraction of shares remaining

-None-

2.3 The remaining unsold ordinary shares

The remaining unsold ordinary shares after this allocation will be 1,662,592,000 shares, at the par value of Baht 1 each.

3. Schedule for Shareholders Meeting to approve the capital increase/ allotment

The Annual General Meeting of Shareholders for the year 2007 will be held on April 25, 2007, at 2.00 p.m. at the Auditorium Room, 9th Floor, Shinnawatra Tower 3, Viphavadee Rangsit Road, Chatuchak, Bangkok.. The Company will close the shareholder register book to determine the shareholders who are eligible to attend and vote in the Annual General Meeting of Shareholders for the year 2007 from April 5, 2007 at 12.00 noon until the Annual General Meeting of Shareholder for the year 2007 is adjourned.

4. Approval of the capital increase/ share allotment by relevant governmental agency and conditions thereto (if any)

The Company will register the increase of paid-up capital at the Ministry of Commerce when the warrants are exercised to ordinary shares and seek approvals from the Stock Exchange of Thailand to list such newly issued ordinary shares as listed securities and trading in the Stock Exchange of Thailand.

5. Objectives of the capital increase and plans for utilizing proceeds received from the capital increase

The Company will use the proceeds from exercise of warrants as its working capital.

6. Benefit to the Company from the capital increase/ share allotment:

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

7. Benefit to the shareholders from the capital increase/share allotment:

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn being about long-term benefit to the Company, as well as retain them with the Company, resulting in improvement of the Company's performance.

The newly issued shares from exercise of warrants will have the same rights as that of the increased shares, previously issued, and be entitled to receive dividends from the date that their name are listed in the share register book submitted to the Ministry of Commerce.

8. Other details necessary for shareholders to approve the capital increase/share allotment:

-None-

9. Action plan after the Board of Directors of the Company passed a resolution approving the capital increase or allotment of new shares:

Date	Actions
February 26, 2007	Board of Director's Meeting for resolution to allotment of new shares for supporting the exercise of the warrants to purchase the ordinary shares.
February 27, 2007	Notify the Stock Exchange of Thailand of the resolution of the Board of Directors Meeting.
April 5, 2007	Close the shareholder register book for suspension of share transfer for the right to attend the Annual General Meeting of Shareholders for the year 2007
April 25, 2007	The holding of the Annual General Meeting of Shareholder for the year 2007

The Company hereby certifies that the information contained in this report form is true and complete in all respects.

Signed *-Signed-* authorized director
(Mr. Boonklee Plangsiri)
Director

Signed *-Signed-* authorized director
(Mrs. Siripen Sitasuwan)
Director

Definition and Qualifications of Independent Directors of the Company

In order to comply with the good governance policy of the Company and the rules of Stock Exchange of Thailand, the Company hereby specifies Qualifications and Scope of Work of the Independent Director as follows.

An Independent Director means a director who has qualifications as Audit Committee mentioned in the announcement of the Stock Exchange of Thailand in respect of qualification and scope of work of the Audit Committee, and the Independent Director should be able to protect interests of the shareholders in a fair and impartial manner without any conflict of interests that may arise. The Independent Director shall be available to attend the Board meetings and express their comments and opinions as independent viewpoint.

Any Independent Director must also meet the following requirements:

1 Hold shares in total not more than 0.5 per cent of paid-up capital of the Company, an affiliated company, associated company or related company, which shall be inclusive of the shares held by his/her related persons.

2 No participation in the management of the Company, an affiliated company, associated company or related company, or major shareholder of the Company. He or she shall not being an employee, staff member or advisor who receives a regular salary from the Company, an affiliated company, associated company, related company or major shareholder of the Company.

3 No direct or indirect benefit from, or interest in, the finance aspect and management of the Company, an affiliated company, associated company, or any major shareholder of the Company during a period of one (1) year before his or her appointment as a member of the Audit Committee, except where the Board has carefully considered that such previous benefit or interest does not affect the performance of duties and the giving of independent opinions.

4 Not being a related person to, or close relative of, any manager or major shareholder of the Company.

5 Not being appointed as a representative to protect the interests of the Company's directors, major shareholders or shareholders who are related to the Company's major shareholders.

6 Being capable of performing duties, giving opinions or reporting the results of work performance according to the duties delegated by the Board, free from the control of management or major shareholders of the Company including related persons or close relatives of the said persons.

The Information of Independent Director
Shin Corporation Public Company Limited



1. Name	**Assoc. Prof. Dr. Virach Aphimeteetamrong**
Age	64
Title	Independent Director and Chairman of the Audit Committee
Relationship with	-None-
Highest Education	Ph.D. (Finance), University of Illinois, USA.
Governance Training of IOD	DAP: Directors Accreditation Program Class 2/2003
Experience	2006 – Present Chairman of the Audit Committee, Shin Corporation Plc. 2004 – Present Independent Director and Chairman of the Audit Committee, California Wow Xperience Plc. Independent Director and Chairman of the Audit Committee, Bangkok Chain Hospital Plc. Independent Director and Chairman of the Audit Committee, Asia Plus Securities Plc. 2001 – Present Independent Director, Shin Corporation Plc. Chairman, Dr. Virach and Associates Public Accounting Firm 1995 – Present Independent Director and Member of the Audit Committee, Metro Systems Corporation Plc. 1993 – Present Director, Supalai Plc. 2001 – 2006 Member of the Audit Committee, Shin Corporation Plc. 1999 – 2003 Dean Faculty of Commerce and Accountancy, Chulalongkorn University
Illegal record in past 10 years	- None -
Number of Shares Held in Shin Corporation Plc.	- None -

The Information of Independent Director
Shin Corporation Public Company Limited



2. Name	**Mr. Vithit Leenutapong**
Age	51
Title	Independent Director and Member of the Audit Committee
Relationship with Management	-None-
Highest Education	MBA, University of Southern California, USA.
Governance Training of IOD	ACP: Audit Committee Program Class 5/2005 DCP: Directors Certification Program Class 16/2002
Experience	2005 – Present President, Thai Yarnyon Co., Ltd. Vice Chairman, Yontrakit Group Director, Yontrakit Volkswagen Marketing Co., Ltd. 2002 – Present Director, German - Thai Chamber of Commerce 2001 – Present Independent Director and Member of the Audit Committee, Shin Corporation Plc. 1999 – Present Director, Worldclass Rent a Car Co., Ltd. 2005 – 2006 Chairman of the Board of Directors, The Government Pharmaceutical Organization 2002 – 2004 Management Board, Airports of Thailand Plc. 2001 Management Board, Thai Airways International Plc. 1995 – 2000 Independent Director and Member of the Audit Committee, Advanced Info Serviced Plc. 1996 – 1997 Board of Director, Expressway and Rapid transit Authority of Thailand
Illegal record in past 10 years	- None -
Number of Shares Held in Shin Corporation Plc.	- None -

The Information of Independent Director Shin Corporation Public Company Limited

3. Name	**Mr. Somchai Supphatada**	
Age	48	
Title	Independent Director and Member of the Audit Committee	
Relationship with Management	-None-	
Highest Education	Master Degree in Professional Accounting, University of Texas at Austin, USA.	
Governance Training of IOD	DAP: Directors Accreditation Program Class 56/2006	
Experience	Present	Independent Director and Member of the Audit Committee, Shin Corporation Plc. Asst. Prof., Department of Accounting, Faculty of Commerce and Accountancy, Thammasat University Associate Dean - Finance and Planning, Faculty of Commerce and Accountancy, Thammasat University Member of Accounting Standards Setting Committee, Federation of Accounting Professions, Thailand
	2000 – 2002	Chairperson, Department of Accounting, Faculty of Commerce and Accountancy, Thammasat University
	1995 – 1998	Director, MBA Program, Faculty of Commerce and Accountancy, Thammasat University
Illegal record in past 10 years	- None -	
Number of Shares Held in Shin Corporation Plc.	- None -	

Notes on documents and evidence identifying shareholders and proxies eligible to register, attend and vote at the Meeting

The Company shall convene the 2007 Annual General Meeting of Shareholders on April 25, 2007 at 2.00 p.m. at Auditorium, 9th Floor, Shinawatra 3, 1010 Vibhavadee-Rangsit Road, Chatuchak, Bangkok 10900. In this connection, the Company shall proceed with a Barcode system so as to promote transparency, fairness and benefits for shareholders. The Company considers appropriate to impose procedures on review of documents and evidence identifying shareholders and proxies eligible to register, attend and vote at the Meeting as follows:

1. Proxy Form

The Department of Business Development, the Ministry of Commerce issued a notification re: Prescription of a Proxy Form (No. 5) B.E. 2550; the Company has therefore prepared a proxy form for shareholders who cannot attend the Meeting. A proxy may be any independent director.

1.1 The Company attaches to the Notice a Proxy Form B. which prescribes certain particulars.

1.2 In the event shareholders wish to apply a Proxy Form A. being a simple proxy form, or Proxy Form C. for foreign investors appointing custodians as depositary, both Forms can be downloaded from the Company Website www.shincorp.com In all cases, please produce the Proxy Form B. on which a Barcode is affixed on the date of Meeting.

Shareholders may apply either Form A or B while foreign investors appointing custodians as depositary in Thailand can select Form A, B or C.

2. Documents to be produced prior to the Meeting

Person

1. Personal attendance: ID Card, Civil Servant Card, or Driving License supported by any documents in case of change thereto; please produce the Proxy Form B as well.

2. Proxy:

   - any Proxy Form duly filled in and signed by shareholder and proxy;
   - copies of ID Card, Civil Servant or Driving License duly certified by shareholder and proxy;
   - copy of ID Card, Civil Servant or Driving License duly certified by proxy at point of registration.

   In the event shareholder wishes to apply Proxy Form A, please also produce Proxy Form A on which a Barcode has been affixed on the date of the Meeting.

Juristic Entity

1. Personal attendance by director

   - any Proxy Form duly filled in and signed by shareholder and proxy;
   - copy of a company certificate duly certified by authorized director(s) containing particulars that director(s) attending the Meeting is(are) duly authorized;
   - copy(ies) of ID Card or others issued by competent authorities duly certified by such director(s).

In the event shareholder wishes to apply Proxy Form A, please also produce Proxy Form B on which a Barcode has been affixed on the date of the Meeting.

2. Proxy

- any Proxy Form duly filled in and signed by authorized director(s) of shareholder and proxy;
- copy of a company certificate duly certified by authorized director(s) containing particulars that director(s) affixing signature(s) on the Proxy Form is(are) duly authorized;
- copy(ies) of ID Card or others issued by competent authorities to director(s) who is(are) director(s) duly certified by him/her/them;
- copies of ID Card or others issued by competent authorities to proxy duly certified together with originals thereof at point of registration.

In the event shareholder wishes to apply Proxy Form A, please also produce Proxy Form B on which a Barcode has been affixed on the date of the Meeting.

3. Custodian appointed as depositary by foreign investors

3.1 documents as under juristic entity 1 and 2 shall be prepared;

3.2 in the event custodian has been authorized to sign on proxy, the following documents shall be produced:
- a power of attorney appointing such custodian to sign on proxy;
- a confirmation letter that signatory has been licensed to engage in custodian business.

In the event shareholder wishes to apply Proxy A or C, please also produce Proxy Form B on which a Barcode has been affixed on the date of the Meeting. If an original document is not made in English, please attach the English translation duly certified by director(s) of such juristic entity.

3. Registration

The Company shall proceed with registration not less than two hours prior to the Meeting or from noon, Wednesday, April 25, 2007 at the venue with a map attached to the Notice.

4. Casting Votes Criteria

General agenda

1. A vote in each agenda shall be counted by a show of hand. Each share constitutes one vote. Shareholders shall only vote for: agree, disagree or abstain while splitting of votes is not allowed, except in the case of custodian.

2. Proxy:

2.1 Proxy shall cast a vote only as specified in the Proxy; non-compliance shall not constitute a valid vote by shareholders.

2.2 In the event no instruction has been specified, or instruction is not clear on the Proxy on each agenda, or the Meeting considers or votes on any issue other than those specified on the Proxy, or there would be any amendment to or change in facts, then proxy shall have discretion to consider and vote as appropriate.

Director agenda

According to Article 17 of the Company's Articles of Association, the Meeting of shareholders shall elect directors in accordance with the rules and procedures as follows:

1. Every shareholder shall have one vote for each share of which he is the holder;

2. Each shareholder may exercise all the votes he has under 1. above to elect one or several director(s). In the event of electing several directors, he may not allot his votes to each unequally.

3. The persons receiving the highest votes in their respective order of the votes shall be elected as directors at the number equal to the number of directors required at that time. In the event of an equality of votes among the persons elected in order of respective high numbers of votes, which number exceeds the required number of directors of the Company at that time, the Chairman of the Meeting shall be entitled to a second or casting vote.

5. Procedures on Casting Votes

Chairman of the Meeting or officer shall explain casting vote procedure before commencement of the Meeting. Officers of the Company shall count and sum up votes on each agenda based on a Barcode duly affixed. Results on each agenda shall be announced before the Meeting is ended.

The Company's Articles of Association in relation to the Shareholdres Meeting

Chapter 5 (Articles 30 to 34) in rsepct of the shareholders meeting

Article 30. Te Board of Directors shall arrange for an Annual Ordinary Meeting of Shareholders within 4 months from the last day of the fiscal year of the Company.

The Meeting of Shareholders other than that in the first paragraph shall be called the Extraordinary Meetings.

The Board of Directors may summon an Extraordinary Meeting of Shareholders whenever the Board think appropriate, or the shareholders holding shares altogether at not less than one-fifth of the total number of shares sold, or the shareholders of a number not less than twenty-five persons holding shares altogether in toal not less than one-tenth of the total number of shares sold may jointly submit in a letter requesting the board of directors to summon an Extraordinary Meeting of Shareholders at any time but they shall give express reasons for such request in the said letter. In such case, the Board of Directors shall arrange for the Meeting of Shareholders to be held within one month from the date of receipt of such request from the shareholders.

Article 31. In summoning for a Meeting of Shareholders, the Board of Directors shall send notice of the meeting specifying the place, date, time, agenda of the meeting and the subject matter to be submitted to the meeting together with reasonable details and shall deliver the same to the shareholders and the Registrar for acknowledgement not less than 7 days before the meeting. Besides, the notice of the meeting shall also be announced in a newspaper for not less than 3 days before the meeting.

Article 32. The Meeting of Shareholders must be attended by shareholders or proxies (if any) not less than 25 in number or not less than a half of total number of shareholders and have an aggregate number of shares not less than one-third of all shares sold to constitute a quorum.

In the event at any Meeting of Shareholders, after one hour from the time fixed for the meeting commencement, the number of shareholders present is still not enough to form a quorum as required, if such meeting of shareholders was requested for by the shareholders, such meeting shall be revoked. If such meeting of shareholders was not called for by the shareholders, the meeting shall be called for again and in the latter case notice of the meeting shall be delivered to shareholders not less than 7 days before the meeting, and in that adjourned meeting quorum is not required.

Article 33. At a Meeting of Shareholders, the shareholder may appoint any other person who is sui juris as proxy present and voting on his behalf. The proxy form must be dated and signed by the principal and according to the form as prescribed by the Registrar.

The proxy form must be submitted to the Board Chairman or other person designated by the Board Chairman at the meeting place before the proxy attending the meeting.

Article 34. The Resolution of the Meeting of Shareholders shall be supported by the following votes:

(1) in a normal case, by the majority vote of the shareholders who attend the meeting and have the right to vote. In case of an equality of vote, the Chairman of the Meeting shall be entitled to a casting vote;

(2) in the following cases, by a vote of not less than three-fourths of the total number of shareholders present at the meeting and entitled to vote;

a. the sale or transfer of whole or essential parts of business of the Company to other persons

b. the purchase or acceptance of transfer of businesses of other companies or private companies to the Company's own

c. entering into, amending or terminating the contract relating to the leasing out of business of the Company in whole or in essential parts; the assignment to anyone else to manage the businesses of the Company or the amalgamation of the businesses with other persons with an objective to share profit and loss

d. amendment of the Memorandum of Association or Articles of Association

e. increase or reduction of the capital of the Company or the issuance of debentures

f. the amalgamation or liquidation of the Company

Procedures for attending of 2007 Annual General Meeting of Shareholders

Shin Corporation Public Company Limited

On 25 April 2007



Shareholders of
Shin Corporation Plc.
Attending in Person
The Company use
Barcode System for
Meeting Registration
Proxy
Registered Desk attending in person
(commence at 12.00 a.m.)
Registered Desk by proxy at 12.00 a.m.
Review the proxy
▪ Showing ID Card
▪ Proxy Form B (with Barcode)
▪ Showing the proxy
▪ Proxy Form B (with Barcode)
▪ Certified copy of ID Card of the appointee and Grantor
Signing in Registered Document
Receiving ballot cards
Attend to the meeting room
The Chairman open the meeting
At 2.00 p.m.
The Chairman proposed
the agenda in order
If any shareholder would like to vote
against or abstain to vote for any agenda,
please raise your hand and express
intention with number of shareholding
in the ballot.
Company's officers collect the
ballot only for the shareholder who
votes against or abstain to vote/
conclude the result
The Chairman announces the vote to
the meeting

**** Please return to the Company's officers the ballot for every agenda when the meeting be completed.***

Shinawatra Tower 3

There are 2 entrances
1. Viphavadi Rangsit Road
2. Phahol Yothin Road


Kasetsart University
To Don Muang International Airport
Ngamvongwan Road
Viphavadi Hospital
Major Cineplex
Ratchadaphisek Road
SCB Park
Soi 21
Elephant Building
Phaholyothin Road
ISUZU
Thansettakij
Central Grand Plaza Hotel & Department Store
Ladprao Road
Thai Airways Int'l
Don Muang Tollway
To Din Daeng Expressway
VIPHAVADI RANGSIT ROAD
PTT.
Chatuchak Park
BTS Sky train Station
Sunday Market
Expressway

Auditorium, 9th Floor, Shinawatra Tower 3
1010 Viphavadi Rangsit Road, Jatujak, Bangkok
Tel. 02-949-2000

Viphavadi Rangsit Road : Bus no. 3, 29, 52 Air condition bus no. 10, 29
Phahol Yothin Road : Bus no. 27, 39, 59 Air condition bus no. 39

Shin Corporation Public Company Limited
414 Phahon Yothin Rd., Phaya Thai, Bangkok 10400 Thailand
Tel:0 2299 5000 Fax:0 2299 5252

[TABLE OF CONTENTS]

SHIN CORPORATION PUBLIC COMPANY LIMITED

As at 31 December	2006 (Audited)	2005 (Audited) (Restated*)	2004 (Unaudited) (Restated*)	2004 (Audited)
				Baht Million
OPERATING RESULTS - CONSOLIDATED				
Revenues from sales and services	14,039	12,583	10,631	10,631
Share of net results from investments	7,068	8,111	9,182	8,815
Total Revenues	23,450	22,079	20,192	19,825
Gross Profit	1,503	4,148	3,065	3,065
Net income	3,410	8,625	9,086	8,700
Total assets	84,780	82,344	70,141	66,364
Total liabilities	34,508	29,933	24,575	24,522
Total parent's shareholders' equity	42,021	43,168	40,215	36,535
FINANCIAL RATIO - CONSOLIDATED				
Net Profit Margin	15%	39%	45%	44%
Return on Equity	8%	21%	25%	25%
Return on Assets	4%	11%	14%	14%
Total Liabilities to Total Shareholders' equity Ratio	0.82	0.69	0.61	0.67%
Basic earning per share (Baht)	1.09	2.88	3.08	2.95
Book Value per share (Baht)	13.15	14.39	13.62	12.37
Dividend per share (Baht)	2.30	2.60	2.00	2.00
No of share (Million) (at one Baht par value per share)	3,196.30	2,999.31	2,953.63	2,953.63

Dividend Policy: Dividend payment at not less than 40% of profits after tax, subject to our financial needs or unless the payment of dividends would materially affect our operations.

* The amount were restated accounting to the adoption of Thai Accounting Standard 56 "Income Tax Accounting"


9,086
8,625
04
05
06


9,182
8,111
04
05
06


70,141
82,344
Baht Million
04
05
06
Year


2.5
2.0
1.5
1.0
0.5
0
3%
5%
5%
7%
9%
0.50
1.65
2.00
2.60
2.30
2002
2003
2004
2005
2006
Dividend per share
Dividend yield

STRIVING TO CREATE LONG-TERM VALUE

Shin Corporation is committed to its shareholders and strives to create long-term value for their investment. The board and management team have devised policies, a business plan and management strategies as well as Key Performance Indicators to continuously evaluate the management's performance through effective corporate governance in order to protect the shareholders' interests.

Dividend payment over the past five years clearly indicates how the company has strived to create long-term value for shareholders.


AGREEMENT
DATED 10 NOVEMBER 2006
TERM LOAN FAC
FOR
ADVANCED INFO SERVICE PUBLIC COMPANY
WITH
APITAL

PROFESSIONAL INVESTMENT MANAGEMENT

The board of Shin Corporation holds itself accountable to its shareholders, who have placed their trust in the company's use of their invested funds.

The management team entrusted with investing in assets was carefully chosen for its expertise and steadfast ethical behavior. Rigorous investment and effective risk management processes have been established along with a separate department to actively manage the portfolio in order to create long-term value for shareholders.




SHIN Governance Structure
Shareholders
Other Stakeholders
External Auditor
Board of Directors
Remuneration Committee
Nomination Committee
Audit Committee
Strategic Direction & Policy
Supervision & Monitoring
Management Function
Executive Committee
Chief Executive Officer
Risk Management Committee
President & Group CFO
Internal Audit & Risk Management
Information Technology
Financial & Accounting
New Business
Human Resources
Corporate Affair
› Software / Application Development
› Web Design Development
› System Adm. & Network Support
› Accounting
› Treasury Management
› Corporate Finance
› Compliance
› Legal
› Human Resource
› Corporate HR Alignment
› Payroll Service Management
› Corporate Affair
› Administration
› Executive Support

[COMPOSITION AND BALANCE OF THE BOARD]

The present composition and size of the board is appropriate and balanced. The current board is largely made up of independent and non-management directors while the positions of Chairman of the Board and Chairman of the Group Executive Committee are segregated and cannot be held by the same person concurrently.

This mechanism provides a system of checks and balances as an integral part of good corporate governance.



2006 Annual Briefing → Mar 23, 2006

1Q06 Quarterly Briefing → AIS (May 11), SATTEL (May [illegible])
ITV (May 16)

2Q06 Quarterly Briefing → AIS (Aug 16), SATTEL (Aug 15)
ITV (Aug 18)

3Q06 Quarterly Briefing → SATTEL (Nov 15), ITV (Nov [illegible])

- SHIN IR Release ⇒ 15 issues
- website up[illegible]
- 2006 AGM SHIN April 27, 2006
- Annual Report deadline ⇒ Mar 28, 2006

TRANSPARENCY AND EQUITABLE TREATMENT

Shin Corporation is determined to carry out its business in a transparent manner with adequate disclosure of information in such a way that it can be clearly audited. There is a regular and consistent release of timely financial information that is both correct and clearly stated with the objective of always keeping shareholders informed and creating confidence in generating the best long-term value.

Shin Corporation treats all its shareholders equitably and always encourages them to exercise their rights at shareholders' meetings.



"สู่องค์กรที่ดีและเป็นเลิศต่อสังค
10
กลุ่มชินคอร์ปฯสร้างสว
เน้นพลังงานไบโอดี
Telco/e-Business
ชินคอร์ปคืนกำไรสังคมปีละ 100
ส่งผลติด 1 ใน 10 บริษัทที่มีภาพลั
หน้า 22 วันจันทร์ที่ 5 - วันอาทิตย์ที่ 11 กันยายน พ.ศ. 2548
ผู้จัดการรายวัน หน้า 43

SOCIAL RESPONSIBILITY

Shin Corporation's success is not only defined by its financial returns. As a part of Thai society, the company believes in strong commitment towards social contribution.

To this end, Shin Corporation and its subsidiaries engage in regular interaction with society through various programs designed to foster the development of specific groups. Some of these programs are targeted towards developing ideas and thinking ability as well as willingness to act on ideas and demonstrate individual talent. Particular attention has been paid to developing the vision and creativity of young people, and activities that strengthen family relationships. Shin Corporation sees itself as a vehicle to assist the country's citizens who are experiencing hardship and, consequently, works to help society in any way it can.

DEAR SHAREHOLDERS

The financial performance in 2006 for Shin Corporation Public Company Limited was as follows:

Shin Corporation's consolidated revenues were Baht 23,450 million, an increase of Baht 1,371 million or 6.2% when compared to 2005. Net profit for the year was Baht 3,410 million, a decrease of Baht 5,215 million or 60.5%. Total consolidated assets reached Baht 84,780 million, up Baht 2,436 million or 3.0% from the previous year. Total consolidated liabilities were Baht 34,508 million, an increase of Baht 4,575 million or 15.3%.

Shin Corporation is a holding company with an investment focus specifically on telecommunications, concentrating its business operations in Thailand and its neighboring countries. We have over the past two decades gained unrivalled expertise and experience in managing these assets.

In addition to managing the investment portfolio, Shin Corporation is keenly aware of the necessity of establishing an appropriate corporate culture to support sustainable growth. It was this goal that led to the implementation of a corporate culture program called "Triple I", a three-year project implemented in 2005 that will be completed by end-2007. Since its initiation in 2005, Triple I has become a key performance indicator for corporate evaluations. We believe deeply that the Triple I culture formulated for our company will keep Shin Corporation a leading light in corporate Thailand.

This past year of 2006 was a year for "Learning Organization" for the group's employees. Over the year, we organized and conducted numerous events and engaged in various learning activities for all employees under the Shin Corporation's umbrella. One such activity gave staff from different business units an opportunity to get to know each other and interact with one another to share work experiences and ideas, allowing those from other parts of the organization to understand all facets of the group's businesses.





PONG SARASIN
Chairman of the Board

In 2007, we will begin implementing the "succession plan" for our executives. This plan is designed to facilitate succession of those in management levels from assistant vice president and up. There is a total of 120 positions altogether that fall under the plan and the goal is to identify individuals with potential to assume the work of another, allowing them to move upward to their next level of challenge. We sincerely believe it is vital to foster the next generation of Shin group's corporate executives and this is the reasoning behind this program. This career development program has another goal and that is to address and manage corporate risk in line with corporate policy. The program was developed in 2005 using expert consultants engaged expressly to train us in this area.

We are very proud of our social contribution programs. Over the years, we have given much back to society. The year 2006 was eventful as the people of this nation came together and collectively celebrated the auspicious occasion of His Majesty the King Bhumibol Adulyadej's 60th year of succession to the throne. Shin Corporation contributed to this monumental year by coordinating and taking part in the "Royal Flora Ratchaphruek Expo 2006" held in Chiang Mai, with a displace. The concept behind our display was a demonstration of how alternative energy can be obtained from Thailand's readily available agricultural resources.

Though there are fundamental changes taking place in our nation today, I would like to take this opportunity to reassure you that Shin Corporation will continue to operate in line with the laws of the land. I would also like to express my sincere appreciation and gratitude to our shareholders, customers, business allies and partners, financial institutions, directors, executives and staff for their dedication to and understanding of Shin Corporation.



A good example of corporate excellence for Thais and Thai society

Operating our business to satisfy our customers demands and provide them with the highest possible benefits, along with strengthening Thai society for sustainable development, has served as the Company's fundamental modus operandi throughout the past 23 years.

Strong Thais, Strong Nation

The bricks and mortar in the structure of Thai society consist of resourceful youth, good education, and strong family relationships. We believe that young people will play a key role in determining the future of Thai society. If young people are well educated and resourceful, they can realise their full potential; if they are brought up in warm families and a high quality social environment, they will grow up to be the major power steering the country's future social development.

Camp Sanook Kid with Shincorp

A learning and creative-thinking opportunity for Thai youth

Every young person possesses ideas, imagination and capability. A society that aims to be diverse does not obstruct learning and development if it grants its young people opportunities and encourages them to learn and fully express themselves in an appropriate manner.

6 years of Camp Sanook Kid with Shincorp
6 years with over 3,000 participating youths nationwide
We are proud of their success.

We have found that encouraging young people to think positively, express themselves, realise their imagination and ability in learning new things and broadening their horizons, has yielded the highest benefit in adjusting and learning how to live happily in a diverse society.

In addition, allowing young people to transfer their knowledge to other people and apply their learning to real life has been beneficial to both them and the communities they live in.


6










Biodiesel Garden



Shin Corporation's Biodiesel Garden

A nature classroom designed to familiarize people with "biodiesel" fuel

The Company contributed to the construction of the Biodiesel Garden at the Royal Flora Ratchaphruek Expo 2006 in Chiang Mai. This display was to celebrate the most auspicious occasion of the 60th Anniversary of His Majesty the King's Accession to the Throne in 2006 and his 80th Birthday Anniversary in 2007.

The Biodiesel Garden portrayed His Majesty the King's capability and ingenuity in a broad spectrum of royally-initiated projects tremendously beneficial to Thai people. One of those was the energy substitute "Biodiesel".

The Company explained biodiesel through the medium of a nature classroom in a tranquil setting under the concept of "Think Science, Think Nature for Better Thai Life," comprising the following three expositional parts: 1. The Biodiesel Garden, portraying His Majesty's initiative in energy substitutes; 2. Backyard Original Energy, displaying oil and alcohol based flora; and 3. Biodiesel, the Energy of the Future, demonstrating its production process and application in real life.

In recognition of His Majesty the King's benevolence, the Company humbly wishes to take a tiny step following the example of His Majesty by inspiring hope and ideas in Thai people to create sustainable energy for future generations.

Public Donation Activities

Encouraging Thai traditions and culture

The Company, in conjunction with the Phaholyothin Community, organized events to pay homage to His Majesty the King and Her Majesty the Queen on the auspicious occasions of Their Majesties' birthdays on December 5th and August 12th respectively. In bestowal of Great Charity upon Their Majesties, the events included merit making, blood donations and a financial donation to help HIV patients.

The Company wishes to provide assistance for victims of various disasters in order to alleviate distress and create a happy society that all Thai people can experience together.

Strong Thais, Strong Nation





MR. PONG SARASIN



DR. VIRACH
APHIMETEETAMRONG



MR. VITHIT
LEENUTAPONG



MR. SOMCHAI
SUPPHATADA



MR. PHOON
SIEW HENG



DR. VICHIT
SURAPHONGCHAI



MR. SURIN
UPATKOON



MR. BOONKLEE
PLANGSIRI



MRS. SIRIPEN
SITASUWAN


MR. SOMPRASONG
BOONYACHAI


DR. DUMRONG
KASEMSET


MR. NIWATTUMRONG
BOONSONGPAISAN


MR. ARAK
CHONLATANON


MR. ANEK
PANA-APICHON


MS. NIDCHANUN
SANTHAVESUK


MR. WICHAI
KITTIWITTAYAKUL


MR. TEERA
WERATHAMSATHIT

Mr. Pong Sarasin		Age 79
Title		Chairman of the Board of Directors
Shareholding		None
Relationship with Management		None
Highest Education		Ph.D. (Hon.) in Business Administration, Chulalongkorn University
		Bachelor Degree in Business Administration Boston University:
		School of Management, Boston USA
Governance Training of IOD		None
Experience	2006 – Present	Chairman of the Board of Directors, Shin Corporation PLC
	2004 – Present	Director, Q-CON Eastern Co., Ltd.
	2001 – Present	Director, Kaleidoscope Property Co., Ltd.
	2000 – Present	Chairman of the Board of Directors, Honda Automobile (Thailand) Co., Ltd.
		Chairman of the Board of Directors, Thai Pure Drinks Ltd.
	1997 – Present	Director, Kasemkij Co., Ltd.
	1996 – Present	Chairman of the Board of Directors, Shangri-la Hotel PLC.
		Director, Tararom Enterprise PLC
	1995 – Present	Director, Home Product Center PLC
	1994 – Present	Director, Quality Construction Products PLC
		Director, Sammakorn PLC
		Director and Independent Director, Rojana Industrial Park PLC
	1993 – Present	Director, Thai Rung Union Car PLC
	1990 – Present	Director, Crown Seal PLC
Illegal Record in past 10 years		None

Dr. Virach Aphimeteetamrong		Age 63
Title		Independent Director and Chairman of the Audit Committee
Shareholding		None
Relationship with Management		None
Highest Education		Ph.D. Finance, University of Illinois, USA
Governance Training of IOD		DAP: Directors Accreditation Program Class 2/2003
Experience	2006 – Present	Chairman of the Audit Committee, Shin Corporation PLC
	2004 – Present	Independent Director and Chairman of the Audit Committee, California Wow Xperience PLC
		Independent Director and Chairman of the Audit Committee, Bangkok Chain Hospital PLC
		Independent Director and Chairman of the Audit Committee, Asia Plus Securities PLC
	2001 – Present	Independent Director, Shin Corporation PLC
		Chairman, Dr. Virach and Associates Public Accounting Firm
	1995 – Present	Independent Director and Member of the Audit Committee, Metro Systems Corporation PLC
	1993 – Present	Director, Supalai PLC
	2001 – 2006	Member of the Audit Committee, Shin Corporation PLC
	1999 – 2003	Dean Faculty of Commerce and Accountancy, Chulalongkorn University
Illegal Record in past 10 years		None

Mr. Vithit Leenutapong		Age 51
Title		Independent Director and Member of the Audit Committee
Shareholding		None
Relationship with Management		None
Highest Education		Master Degree in Business Administration, University of Southern California, USA
Governance Training of IOD		ACP: Audit Committee Program Class 5/2005
		DCP: Directors Certification Program Class 16/2002
Experience	2005 – Present	President, Thai Yarnyon Co., Ltd.
		Vice Chairman, Yontrakit Group
		Director, Yontrakit Volkswagen Marketing Co., Ltd.
	2002 – Present	Director, German – Thai Chamber of Commerce
	2001 – Present	Independent Director and Member of the Audit Committee, Shin Corporation PLC
	1999 – Present	Director, Worldclass Rent a Car Co., Ltd.
	2005 – 2006	Chairman of the Board of Directors, The Government Pharmaceutical Organization
	2002 – 2004	Management Board, Airports of Thailand PLC
	2001	Management Board, Thai Airways International PLC
	1995 – 2000	Independent Director and Member of the Audit Committee, Advanced Info Serviced PLC
	1996 – 1997	Board of Director, Expressway and Rapid transit Authority of Thailand
Illegal Record in past 10 years		None

Mr. Somchai Supphatada		Age 47
Title		Independent Director and Member of the Audit Committee
Shareholding		None
Relationship with Management		None
Highest Education		Master Degree in Professional Accounting, University of Texas at Austin, USA
Governance Training of IOD		DAP: Directors Accreditation Program Class 56/2006
Experience	Present	Independent Director and Member of the Audit Committee, Shin Corporation PLC
		Asst. Prof., Department of Accounting, Faculty of Commerce and Accountancy, Thammasat University
		Associate Dean – Finance and Planning, Faculty of Commerce and Accountancy, Thammasat University
		Member of Accounting Standards Setting Committee
		Federation of Accounting Professions, Thailand
	2000 – 2002	Chairperson, Department of Accounting, Faculty of Commerce and Accountancy, Thammasat University
	1995 – 1998	Director, MBA Program, Faculty of Commerce and Accountancy, Thammasat University
Illegal Record in past 10 years		None

Mr. Phoon Siew Heng		Age 43
Title		Director
Shareholding		None
Relationship with Management		None
Highest Education		Bachelor Degree in Economics (Honours), Monash University, Australia
Governance Training of IOD		None
Experience	2006 – Present	Director, Kularb Kaew Co., Ltd.
		Director, Cypress Holdings Ltd.
		Director, Cedar Holdings Ltd.
		Director, Shin Corporation PLC
	1999 – Present	Senior Managing Director & Chief Investment Officer, Temasek Holdings (Private) Limited
	1992 – 1999	Director, Standard Chartered Merchant Bank Asia Limited
	1988 – 1992	Deputy Director, Ministry of Finance
Illegal Record in past 10 years		None

Dr. Vichit Suraphongchai		Age 61
Title		Director
Shareholding		None
Relationship with Management		None
Highest Education		Ph.D. Graduate School of Management, University of California, USA
Governance Training of IOD		RCP: The Role of Chairman Program Class 1/2000
Experience	2006 – Present	Advisor, Nok Airlines Co., Ltd.
		Director, CPB Equity Co., Ltd.
		Committee, Senate of Mahidol University
		Committee, The Tio Chew Association of Thailand
		Director, Shin Corporation PLC
	1999 – Present	Director and Chairman of the Executive Committee, Siam Commercial Bank PLC
	1997 – Present	Advisor, Bureau of the Crown Property
	2004 – 2006	Director, Nok Airlines Co., Ltd.
	2001 – 2006	Director, Thai Airways International PLC
	1998 – 2000	Chairman, Radanatun Finance PLC
	1998 – 1999	Chairman, Radanasin Bank PLC
	1994 – 1995	Ministry of Transport and Communications
Illegal Record in past 10 years		None

Mr. Surin Upatkoon		Age 57
Title		Director
Shareholding		None
Relationship with Management		None
Highest Education		Bachelor Degree HSC Han Chiang High School
Governance Training of IOD		None
Experience	2006 – Present	Director, Shin Corporation PLC
		Chairman, Magnum Corporation Berhad
	2003 – Present	Director, MWE Holdings Berhad
		Director, MWE Spinning Mills Sdn Bhd
		Chairman, Magnum 4D Berhad
	2002 – Present	Managing Director, Multi–Purpose Holdings Berhad
	2005 – 2006	Senior Executive Director, Magnum Corporation Berhad
	1976 – 2003	Executive Director, MWE Holdings Berhad
	1974 – 2003	Managing Director, MWE Spinning Mills Sdn Bhd
	2000 – 2002	Executive Director, Multi–Purpose Holdings Berhad
Illegal Record in past 10 years		None

Mr. Boonklee Plangsiri		Age 55
Title		Director and Chairman of the Executive Committee
Shareholding		None
Relationship with Management		None
Highest Education		Master Degree in Computer Engineering, University of Illinois (Urbana Champaign), USA
Governance Training of IOD		DAP: Directors Accreditation Program Class 40/2005
Experience	1999 – Present	Chairman of the Group Executive Committee, Shin Corporation PLC
	1997 – Present	Director of Shin Corporation PLC, Advanced Info Service PLC, and Shin Satellite PLC
	2004 – February 2007	Chairman of the Board of Directors, CS LoxInfo PLC
	2001 – February 2007	Chairman of the Board of Directors, ITV PLC
	2001 – 2002	Chairman of the Executive Committee, ITV PLC
	1997 – 2000	Member of the Executive Committee of Shin Corporation PLC, Advanced Info Service PLC, and Shin Satellite PLC
	1995 – 1996	Vice Chairman of the Executive Committee (Operation), Shinawatra Group
	1993 – 1994	President of Shinawatra Group
Illegal Record in past 10 years		None

Mrs. Siripen Sitasuwan		Age 58
Title		Director and Member of the Executive Committee and President
Shareholding		0.0103%
Relationship with Management		None
Highest Education		Master Degree in Business Administration, Wichita State University, Wichita, Kansas, USA
Governance Training of IOD		DCP: Directors Certification Program Class 33/2003
Experience	2000 – Present	Member of the Audit Committee, Thanachart Capital PLC
		President and Group Chief Finance Officer, Shin Corporation PLC
	1998 – Present	Director and Member of the Executive Committee, Shin Corporation PLC,
		Advanced Info Service PLC, Shin Satellite PLC
	2004 – February 2007	Director and Member of the Executive Committee, CS LoxInfo PLC
	2001 – February 2007	Director and Member of the Executive Committee, ITV PLC
	1998 – 2000	Chief Finance Officer, Shin Corporation PLC
	1994 – 1998	Executive Vice President – Finance, Shinawatra Group
	1991 – 1993	Vice President – Finance, Shinawatra Group
Illegal Record in past 10 years		None

Mr. Somprasong Boonyachai		Age 51
Title		Group Vice Chairman of the Group Executive Committee and
		Chairman of the Executive Committee – Wireless Communications Business
Shareholding		None
Relationship with Management		None
Highest Education		Master Degree in Engineering, Asian Institute of Technology (AIT)
Governance Training of IOD		DCP: Directors Certification Program Class 65/2005
		DAP: Directors Accreditation Program Class 30/2004
Experience	2006 – Present	Director, Shin Satellite PLC
	2004 – Present	Director, Praram 9 Hospital Co., Ltd.
	2000 – Present	Member of the Executive Committee, Shin Satellite PLC
		Group Vice Chairman of the Group Executive Committee, Shin Corporation PLC
	1999 – Present	Director and Chairman of the Executive Committee – Wireless Communications Business,
		Advanced Info Service PLC
	1997 – Present	Independent Director, Power Line Engineering PLC
	2004 – February 2007	Member of the Executive Committee, CS LoxInfo PLC
		Director and Member of the Executive Committee, ITV PLC
	1997 – 1998	Vice Chairman of the Executive Committee – Wireless Communications, Shinawatra Group
	1995 – 1996	Senior President, Advanced Info Service PLC
	1994 – 1995	President, Advanced Info Service PLC
	1993 – 1994	President, Shin Satellite PLC
	1993 – 1993	President, Advanced Info Service PLC
	1992 – 1993	Executive Vice President (Operation 4), Shinawatra Group
Illegal Record in past 10 years		None

DR. DUMRONG KASEMSET		AGE 52
Title		Group Vice Chairman of the Group Executive Committee and Chairman of the Executive Committee–Satellite and International Business
Shareholding		0.0033%
Relationship with Management		None
Highest Education		Doctorate Degree in Electrical Engineering, Massachusetts Institute of Technology, USA
Governance Training of IOD		DAP: Directors Accreditation Program Class 2/2003
Experience	2004 – Present	Director and Chairman of the Executive Committee, CS LoxInfo PLC
	2000 – Present	Member of the Executive Committee, Advanced Info Service PLC
		Group Vice Chairman of the Group Executive Committee, Shin Corporation PLC
	1999 – Present	Director and Member of the Executive Committee, Shin Satellite PLC
	1997 – Present	Chairman of the Executive Committee, Satellite and International Business, Shin Corporation PLC
	2004 – February 2007	Director and Member of the Executive Committee, ITV PLC
	1994 – 2000	President, Shinawatra Satellite PLC
	1995 – 1997	Vice Chairman of the Executive Committee, Policy, Shinawatra Group
	1993 – 1994	Executive Vice President, IBC Cable TV
	1991 – 1992	Group General Manager, IBC Cable TV
		Senior Manager – Business Development, Shinawatra Group
	1989 – 1991	Program Manager Integrated Optoelectronics, GE Aerospace, New York, USA
	1986 – 1989	Manager, Ga As IC Materials, Microwave Semiconductor Co., Ltd., Siemens Group, New Jersey, USA
Illegal Record in past 10 years		None

MR. NIWATTUMRONG BOONSONGPAISAN		AGE 56
Title		Group Vice Chairman of the Group Executive Committee and Chairman of the Executive Committee – Media and Advertising Business
Shareholding		0.0000%
Relationship with Management		None
Highest Education		Master Degree (Course work) in Computer Sciences, Chulalongkorn University
Governance Training of IOD		DCP: Directors Certification Program Class 38/2003
Experience	2000 – Present	Group Vice Chairman of the Group Executive Committee, Shin Corporation PLC
	1995 – Present	Chairman of the Executive Committee – Media and Advertising Business
	2002 – March 2007	Director and Chairman of the Executive Committee ITV PLC
	2001 – 2006	Director, Shin Corporation PLC
	2001 – 2002	Director and Vice Chairman of the Executive Committee ITV PLC
	1993 – 1995	President, Shinawatra Computer and Communications PLC
Illegal Record in past 10 years		None

Mr. Arak Chonlatanon		Age 56
Title		Member of the Executive Committee and Chairman of the Executive Committee – E business and Others
Shareholding		0.0030%
Relationship with Management		None
Highest Education		Bachelor Degree in Electronic Engineering, Chulalongkorn University
Governance Training of IOD		None
Experience	2000 – Present	Chairman of the Executive Committee – E-Business and Others, Shin Corporation PLC
	1998 – Present	Member of the Executive Committee, Shin Corporation PLC
	2001 – 2006	Director, Shin Corporation PLC
	2000 – 2002	Member of the Executive Committee, Advanced Info Service PLC
	1993 – 1998	President, Shinawatra International PLC
	1991 – 1992	President, Advanced Info Service PLC
Illegal Record in past 10 years		None

Mr. Anek Pana-apichon		Age 41
Title		Vice President – Finance & Accounting
Shareholding		0.0014%
Relationship with Management		None
Highest Education		Master Degree in Business Administration, Chulalongkorn University
Governance Training of IOD		None
Experience	2004 – Present	Vice President – Finance & Accounting, Shin Corporation PLC
	2003 – 2004	Comptroller, Shin Corporation PLC
	2000 – 2002	Assistant Vice President – Accounting, Shin Corporation PLC
	1992 – 1999	Finance & Accounting Director, Shinawatra Directories Co., Ltd.
Illegal Record in past 10 years		None

Ms. Nidchanun Santhavesuk		Age 41
Title		Vice President – Portfolio Management
Shareholding		0.0000%
Relationship with Management		None
Highest Education		Master of Business Administration, Thammasat University
Governance Training of IOD		None
Experience	2003–Present	Vice President –Portfolio Management Department, Shin Corporation PLC
	2000–2003	Assistant Vice President –Portfolio Management Department, Shin Corporation PLC
	1998–1999	Senior Finance Specialist, Shin Corporation PLC
	1997–1998	First Vice President –Finance & Treasury, Jardine Fleming Thanakom
	1993–1996	Head of Project Finance, Shinawatra Computer & Communication PLC
Illegal Record in past 10 years		None

MR. WICHAI KITTIWITTAYAKUL		AGE 45
Title		Secretary to the Board of Directors and Vice President – Internal Audit & Risk Management
Shareholding		0.0000%
Relationship with Management		None
Highest Education		Master Degree in Accounting, Thammasat University
Governance Training of IOD		Company Secretary Program – 2005 Board & CEO Assessment Program – 2003 Effective Audit Committee Program – 2002 Board Practices Program – 2002 Board Composition and Relations Program – 2002 Board Policy Program – 2002
Experience	2003 – Present	Secretary to the Board of Directors, Shin Corporation PLC
	2004 – Present	Vice President – Internal Audit & Risk Management , Shin Corporation PLC
	2002 – 2004	Assistance Vice President – Internal Audit and Risk Management, Shin Corporation PLC
	2000 – 2002	Assistance Vice President – Internal Audit, Shin Corporation PLC
	2002	Head of Compliance, Shin Corporation PLC
	2001	Assistance Vice President – Internal Audit, Shin Satellite PLC
Illegal Record in past 10 years		None

MR. TEERA WERATHAMSATHIT		AGE 44
Title		Vice President – Human Resources
Shareholding		None
Relationship with Management		None
Highest Education		Master Degree in Public Administration, Thammasat University
Governance Training of IOD		None
Experience	2004 – Present	Vice President – Human Resources, Shin Corporation PLC
	1999 – 2003	Assistant Vice President – Human Resources, Shin Corporation PLC
	1998 – 1999	Human Resource Manager, Henkel Thai Co., Ltd.
	1993 –1998	Personnel System Manager, Shin Corporation PLC
	1991 –1993	Personnel System Manager, Charoen Pokpand Group
	1984 –1991	Personnel Officer, Siam Cement Group
Illegal Record in past 10 years		None

[Investment Structure of Shin Group] (As of February 2, 2007)

Shin Corporation PLC [illegible]

[illegible] Info Service PLC [2]
[illegible]

- **[illegible] Co., Ltd.** [illegible]
- **Advanced Datanetwork Communications Co., Ltd.** [illegible]
- **[illegible] Co., Ltd.** [illegible]
- **Digital [illegible] Co., Ltd.** [illegible]
- **[illegible] Co., Ltd.** [illegible]
- **[illegible] Co., Ltd.** [illegible]
- **[illegible] Co., Ltd.** [illegible]

Shin Satellite PLC [2]
41.32%

- **Shin Broadband Internet (Thailand) Co., Ltd.**
  [illegible]
  - CS LoxInfo PLC [2]
    40.62%
    - Teleinfo Media PLC
      99.99%
    - Loxley Information Services Co., Ltd.
      96.04%
    - AD Venture Co., Ltd. [1]
      99.99%
      - [illegible]
        [illegible]
- **[illegible]**
  [illegible]
  - Cambodia Shinawatra Co., Ltd.
    100%
  - Lao Telecommunications Co., Ltd.
    49.00%
- IPSTAR Australia Pty Ltd.
  100%
- IPSTAR New Zealand Co., Ltd.
  100%
- IPSTAR DO BRASIL [3]
  100%


I.T.Applications and Services Co.,Ltd.
99.99%
Shinawatra Information Technology Co.,Ltd.
99.99%

[illegible]	Holding Company
[illegible]	Listed Company on the Stock Exchange of Thailand
[illegible]	On process of set up and register the Company

PRE-2006 MILESTONES

1983
- Shinawatra Computer Service and Investment Company Limited was established to supply and lease mini and mainframe computers (the company's name was changed to Shin Computer Company Limited in 1984, and then Shin Corporation Public Company Limited in 1999, SHIN).

1990
- Shinawatra Computer Company Limited was listed on the Stock Exchange of Thailand.
- Advanced Info Service Company Limited (AIS) was granted an exclusive 20-year BTO (build-transfer-operate) concession by the Telephone Organization of Thailand (currently TOT Public Company Limited -- TOT) to provide mobile telephone services on the 900 MHz band. In 1996, the concession was extended to 25 years, ending in 2015.

1991
- Shinawatra Satellite Company Limited was granted a 30-year concession to operate Thailand's first commercial satellite by the Ministry of Transport and Communications, with 8 years of exclusivity.
- Advanced Info Service Company Limited was listed on the Stock Exchange of Thailand and changed to a Public Company Limited in 1992.

1993
- Thaicom 1 was successfully launched into orbit.
- Shin Satellite Company Limited was changed to Public Company Limited

1994
- Shin Satellite Public Company Limited was listed on the Stock Exchange of Thailand and its name was changed to Shin Satellite Public Company Limited (SATTEL) in 1999.
- Thaicom 2 was successfully launched into orbit.

1997
- Thaicom 3 was successfully launched into orbit

1999
- Singapore Telecom International Private Limited (STI) became a shareholder in Advanced Info Service, diluting SHIN's stake to 42%.

2000
- SHIN bought 45.59% stakes in Digital Phone Company Limited (DPC), which was granted a BTO concession by CAT Telecom Public Company Limited (CAT) to mobile telephone services on the 1800 MHz band, from Samart Corporation Public Company Limited. After a capital increase, SHIN's stakes in DPC increased to 47.55%.
- SHIN invested in ITV, taking 39% via a capital increase.

2001
- The wireless business was restructured, with DPC moved to directly under AIS, whose stake rose to 98.17% after acquiring DPC from TMI Mauritius Limited.
- SHIN and AIS changed par value from Baht 10 per share to Baht 1 per share.
- SHIN became ITV's major shareholder with 77.48% stake via purchasing shares from Siam Commercial Bank and a tender offer.

2002 • ITV was listed on the Stock Exchange of Thailand, issuing new ordinary shares for an Initial Public Offering that included some shares held by SHIN, which diluted SHIN's stakes in ITV to 55.53%.

2003 • SHIN and AirAsia Sdn Bhd established Thai AirAsia Company Limited (TAA), holding 50% and 49%, respectively, to operate a budget airline. SHIN also set up Capital OK Company Limited with DBS Bank, Singapore, with 60% and 40% stakes, respectively, to operate a consumer finance business. These two businesses started operations in 2004.

2004 • CS LoxInfo Public Company Limited (CSL) purchased a 38.25% stake in Teleinfo Media Company Limited (TMC) from SHIN and 25% from Singtel Interactive Pte Ltd., which made CSL the major shareholder in TMC with 63.25%. This allowed CSL to enhance revenue by using the strengths lying in TMC's information system.

• CSL was listed on the Stock Exchange of Thailand through an Initial Public Offering.

2005 • SATTEL increased capital by issuing 208 million new ordinary shares at Baht 15.30 each, placed with institutional and individual investors, bringing in Baht 3.18 billion. This diluted SHIN's holding in SATTEL to 41.34%.

• Thaicom 4 (IPSTAR), the first broadband satellite in Asia-Pacific region, was successfully launched into orbit. IPSTAR commenced with services for TOT, which is the National Service Operator for IPSTAR in Thailand.

• ITV (holding 60%), CA Mobile Ltd. (25%) and Mitsui & Co., Ltd. (15%) established Media Connex Company Limited to operate mobile content business. In 2006, the holding proportion was changed to ITV 60% and Mitsui 40%.

• TMC became a wholly owned subsidiary of CSL after CSL purchased the remaining 36.75% in TMC from TOT.

2006 Milestones

2006 • Thaicom 5 was successfully launched into orbit and Thaicom 3 was taken out of its orbit, as it had experienced an extensive power loss that made it incapable of providing further service.

• SHIN's holding in OK increased to 99.99% after SHIN acquired the shares held by DBS Bank.

• SHIN sold all its stakes in TAA to Asia Aviation Company Limited, in which it holds 49%, diluting SHIN's holding in TAA to 24.50%.

• CSL acquired AD Venture Company Limited (ADV) from SHIN and Mitsubishi group. ADV is a shareholder of Shineedotcom Company Limited, which operates mobile content business as well as a portal web, hunsa.com.

General Information of the Company

Shin Corporation Public Company Limited

Symbol:	SHIN
Nature of Business:	Telecom, Satellite, Media, Consumer finance, and Budget airline business
Website:	www.shincorp.com
Registration No:	010753000257
Head Office:	414 Phaholyothin Road, Samsennai, Phayathai, Bangkok
	Tel: (662) 299-5000
	Fax: (662) 271-1058
Registered Capital:	5,000,000,000 shares
Paid-up Capital:	3,196,301,710 shares
Par Value:	1 Baht
Paid-up Capital:	3,196,301,710 Baht (as at February 2, 2007)

General Information of the Subsidiaries and Associated Companies

Advanced Info Service Public Company Limited

Symbol:	ADVANC
Nature of Business:	Mobile phone service provider on 900 MHz frequency
Website:	www.ais.co.th
Registration No:	0107535000265
Head Office:	414 Phaholyothin Road, Samsennai, Phayathai, Bangkok
	Tel: (662) 299-5000
	Fax: (662) 299-5719
Branch Office:	1291/1 Phaholyothin Road, Samsennai, Phayathai, Bangkok
	Tel: (662) 299-6000
	Fax: (662) 299-6005
Registered Capital:	4,997,459,800 shares
Paid-up Capital:	2,954,277,141 shares
Par Value:	1 Baht
Paid-up Capital:	2,954,277,141 Baht
Percent of Investment:	42.78% (as at February 2, 2007)

Shin Satellite Public Company Limited

Symbol:	SATTEL
Nature of Business:	Providing satellite transponders service for telecommunications and broadcasting
Website:	www.thaicom.net
Registration No:	0107536000897
Head Office:	414 Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400
	Tel: (662) 299-5000
	Fax: (662) 299-5252
Branch Office:	41/103 Rattanathibet Road, Muang, Nonthaburi 11000
	Tel: (662) 591-0736
	Fax: (662) 591-0705

Registered Capital:	1,132,082,300 shares
Paid–up Capital:	1,091,069,253 shares
Par Value:	5 Baht
Paid–up Capital:	5,455,346,265 Baht
Percent of Investment:	41.32% (As at February 2, 2007)

ITV Public Company Limited

Symbol:	ITV
Nature of Business:	Operator of ITV television station (The operation ceased on March 8, 2007 as the Concession Agreement was revoked)
Website:	www.itv.co.th
Registration No:	0107541000042
Head Office:	1010 Shinawatra Tower 3, Viphavadi Rangsit Road, Chatuchak, Chatuchak, Bangkok Tel: (662) 791–1000 Fax: (662) 791–1010
Registered Capital:	1,560,000,000 shares
Paid–up Capital:	1,206,697,400 shares
Par Value:	5 Baht
Paid–up Capital:	6,033,487,000 Baht
Percent of Investment:	52.92% (as at February 2, 2007)

Asia Aviation Company Limited

Symbol:	AA
Nature of Business:	Holding company
Head Office:	408/60 Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel: (662) 687–4145 Fax: (662) 687–4145
Registered Capital:	41,000,000 shares
Paid–up Capital:	41,000,000 shares
Par Value:	10 Baht
Paid–up Capital:	410,000,000 Baht
Percent of Investment:	49.00 % (as at February 2, 2007)

Capital OK Company Limited

Symbol:	OK
Nature of Business:	To carry on consumer finance business
Website:	www.capitalok.co.th
Head Office:	1010 Shinawatra Tower 3, Viphavadi Rangsit Road, Chatuchak, Chatuchak, Bangkok Tel: (662) 793–3999 Fax: (662) 793–3970
Registered Capital:	40,500,000 shares
Paid–up Capital:	40,500,000 shares

Par Value:	100 Baht
Paid–up Capital:	4,050,000,000 Baht
Percent of Investment:	99.99 % (as at February 2, 2007)

SC Matchbox Company Limited

Symbol:	SMB
Nature of Business:	Full service advertising agency
Website:	www.scmatchbox.com
Head Office:	414 Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400
	Tel: (662) 299–5000
	Fax: (662) 299–5624
Registered Capital:	900,000 shares
Paid–up Capital:	900,000 shares
Par Value:	10 Baht
Paid–up Capital:	9,000,000 Baht
Percent of Investment:	99.96% (as at February 2, 2007)

I.T. Applications and Services Company Limited

Symbol:	ITAS
Nature of Business:	Provide of computer software and applications
Website:	www.itas.co.th
Head Office:	388 Tower B (CS.P Building), Phaholyothin Road, Samsennai, Phayathai, Bangkok
	Tel: (662) 273–0760
	Fax: (662) 273–0191
Registered Capital:	1,000,000 shares
Paid–up Capital:	1,000,000 shares
Par Value:	10 Baht
Paid–up Capital:	10,000,000 Baht
Percent of Investment:	99.99% (as at February 2, 2007)

General Information of the Associated Company of Wireless Business

Digital Phone Company Limited (DPC)

414 Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400 Tel: (662) 502–5100 Fax: (662) 299–5455	Nature of Business:	Mobile phone network operator of Digital GSM 1800 and importer and distributor of cellular phones including accessories, and telecommunication equipments
	Registered Capital:	1,462.19 million shares
	Par Value:	10 Baht
	Paid–up Capital:	14,621.86 million Baht
	% of Investment of ADVANC:	98.55%

ADVANCED DATANETWORK COMMUNICATIONS COMPANY LIMITED (ADC)

500 Amarin Plaza Tower, 17th Floor,	Nature of Business:	Service provider of voice/data communications via telephone line network in
Ploenchit Road, Lumpini,		Bangkok and metropolitan area
Pathumwan, Bangkok	Registered Capital:	95.75 million shares
Tel: (662) 256-9461-80	Par Value:	10 Baht
Fax: (662) 256-9922	Paid-up Capital:	957.52 million Baht
Website: www.adc.co.th	% of Investment of ADVANC:	51.00%

ADVANCED CONTACT CENTER COMPANY LIMITED (ACC)

414 Phaholyothin Road, Samsennai,	Nature of Business:	Call center service
Phayathai, Bangkok 10400	Registered Capital:	27.2 million shares
Tel: (662) 299-6000	Par Value:	10 Baht
FAX: (662) 299-5959	Paid-up Capital:	272 million Baht
	% of Investment of ADVANC:	99.99%

DATA NETWORK SOLUTIONS COMPANY LIMITED (DNS)

500 Amarin Plaza Tower, 9th Floor,	Nature of Business:	Service provider of voice/data communications via telephone line network
Ploenchit Road, Lumpini,		in upcountry
Pathumwan, Bangkok	Registered Capital:	0.10 million shares
Tel: (662) 256-9461-80	Par Value:	10 Baht
Fax: (662) 256-9922	Paid-up Capital:	1 million Baht
	% of Investment of ADVANC:	49.00%

ADVANCED MPAY COMPANY LIMITED (AMP)

408/60 Phaholyothin Place Tower,	Nature of Business:	Service provider of payment business via mobile phone
15th Floor, Phaholyothin Road,	Registered Capital:	30 million shares
Samsennai, Phayathai, Bangkok	Par Value:	10 Baht
Tel: (662) 687-4808	Paid-up Capital:	300 million Baht
Fax: (662) 687-4788	% of Investment of ADVANC:	69.99%

ADVANCED MAGIC CARD COMPANY LIMITED (AMC)

414 Phaholyothin Road, Samsennai,	Nature of Business:	Distributor of cash card business
Phayathai, Bangkok 10400	Registered Capital:	25 million shares
Tel: (662) 299-5000	Par Value:	10 Baht
Fax: (662) 615-3330	Paid-up Capital:	250 million Baht
	% of Investment of ADVANC:	99.99%

AIN GLOBALCOM COMPANY LIMITED (AIN) (FORMERLY "AIS INTERNATIONAL NETWORK COMPANY LIMITED")

408/127 Phaholyothin Place Tower,	Nature of Business:	Service provider of international gateway
29th Floor, Phaholyothin Road,	Registered Capital:	2 million shares
Samsennai, Phayathai, Bangkok	Par Value:	100 Baht
Tel: (662) 299-5000	Paid-up Capital:	100 million Baht
Fax: (662) 278-7030	% of Investment of ADVANC:	99.99%

Data Line Thai Company Limited (DLT)

414 Phaholyothin Road, Samsennai,	Nature of Business:	Internet service
Phayathai, Bangkok 10400	Registered Capital:	1.5 million shares
Tel: (662) 299–5000	Par Value:	10 Baht
Fax: (662) 615–3330	Paid–up Capital:	15 million Baht
	% of Investment of ADVANC:	65.00%

AIS Wireless Communication Network Company Limited (ACN)

414 Phaholyothin Road, Samsennai,	Nature of Business:	Currently not in operation
Phayathai, Bangkok 10400	Registered Capital:	0.01 million shares
Tel: (662) 299–5000	Par Value:	100 Baht
Fax: (662) 615–3330	Paid–up Capital:	1 million Baht
	% of Investment of ADVANC:	99.93%

AIS Wire Network Company Limited (AWN)

414 Phaholyothin Road, Samsennai,	Nature of Business:	Currently not in operation
Phayathai, Bangkok 10400	Registered Capital:	0.01 million shares
Tel: (662) 299–5000	Par Value:	100 Baht
Fax: (662) 615–3330	Paid–up Capital:	1 million Baht
	% of Investment of ADVANC:	99.93%

Mobile From Advance Company Limited (MFA)

1 Phaholyothin Road, Samsennai,	Nature of Business:	Currently not in operation
Phayathai, Bangkok	Registered Capital:	24 million shares
Tel : (662) 502–5899	Par Value:	10 Baht
Fax : (662) 502–5800	Paid–up Capital:	240 million Baht
	% of Investment of ADVANC:	99.99%

General Information of the Associated Company of Satellite and International Business

Shin Broadband Internet (Thailand) Company Limited (SBI)

41/103 Rattanathibet Road, Muang,	Nature of Business:	Providing internet, mobile satellite phone, and related telecommunication services
Nonthaburi 11000		
Tel: (662) 591–0736	Registered Capital:	94.7285 million shares
Fax: (662) 591–0705	Par Value:	10 Baht
	Paid–up Capital:	947.285 million Baht
	% of Investment of SATTEL:	99.99%

Shenington Investments Pte Limited (SHEN)

1 Temasek Ave., # 27–01	Nature of Business:	Holding company
Millenia Tower, Singapore 039192	Registered Capital:	15 million shares
Tel: (65) 338–1888	Par Value:	1 SGD
Fax: (65) 337–5100	Paid–up Capital:	14.66 million SGD
	% of Investment of SATTEL:	100%

Cambodia Shinawatra Company Limited (CamShin)

66 Mao Tse Toung Boulevard,	Nature of Business:	Providing fixed phone and mobile phone services in Cambodia
Sangkat Bengtrabek,	Registered Capital:	19.2 million shares
District of Chamcar Mon,	Par Value:	1 USD
Phnom Penh, Kingdom of Cambodia	Paid–up Capital:	19.2 million USD
Tel: (855) 23–360001–5	% of Investment of SHEN:	100%
Fax: (855) 23–3611234		

Lao Telecommunications Company Limited (LTC)

Lanexang Avenue 0100, Vientiane,	Nature of Business:	Providing fixed phone, mobile phone, services international facilities,
Lao People's Democratic Republic		internet, and paging services in Laos
Tel: (007) 856–2121–6465–6	Registered Capital:	96.84 million shares
Fax: (007) 856–2121–9690	Par Value:	1 USD
	Paid–up Capital:	96.84 million USD
	% of Investment of SHEN:	49.00%

CS LoxInfo Public Company Limited (CSL)

Head Office: 414 Phaholyothin Road,	Nature of Business:	Internet data center services, Internet access and satellite uplink
Samsennai, Phayathai, Bangkok 10400		downlink service for domestic and international communications
Branch Office: 971, 973 President Tower,	Registered Capital:	649.02 million shares
11th Floor, Ploenchit Road, Lumpini,	Par Value:	1 Baht
Pathumwan, Bangkok, 10330	Paid–up Capital:	625 million Baht
Tel: (662) 263–8000	% of Investment of SBI:	40.02%
Fax: (662) 263–8132		
Website: www.csloxinfo.com		

Loxley Information Services Company Limited (LOXSERV)

Head Office: 414 Phaholyothin Road,	Nature of Business:	Providing internet services
Samsennai, Phayathai, Bangkok 10400	Registered Capital:	26.01 million shares
Branch Office: 971, 973 President Tower,	Par Value:	10 Baht
12th Floor, Ploenchit Road, Lumpini,	Paid–up Capital:	260.10 million Baht
Pathumwan, Bangkok 10330	% of Investment of CSL:	94.14%
Tel: (662) 263–8000		
Fax: (662) 263–8102		

TELEINFO MEDIA PUBLIC COMPANY LIMITED (TMC)

Head Office: 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400 Branch Office 1: 273 Soi Sang U-thai, 50 Sukkhumvit Road, Phakhanong, Klongtoey, Bangkok Branch Office 2: 25th- 28th Floor, Vanit Bldg. 2, 1126/2 New Phetchaburi Road, Makkasan, Ratchathewi, Bangkok 10400 Tel: (662) 262-8888 Fax: (662) 262-8899 Website: www.teleinfomedia.net	Nature of Business:	Publishing telephone directories and advertising
	Registered Capital:	17.353 million shares
	Par Value:	10 Baht
	Paid-up Capital:	173.53 million Baht
	% of Investment of CSL:	99.99%

AD VENTURE COMPANY LIMITED (ADV)

Head Office: 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400 Branch Office: Room 2101, 2104, 21st Floor, 1126/2 Vanit Bldg. 2, New Phetchaburi Road, Makkasan, Ratchathewi, Bangkok 10400 Tel: (662) 619-1123 Fax: (662) 619-0311	Nature of Business:	Holding company
	Registered Capital:	55 million shares
	Par Value:	10 Baht
	Paid-up Capital:	550 million Baht
	% of Investment of CSL:	99.99%

SHINEEDOTCOM COMPANY LIMITED (SHINEE)

Head Office: 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400 Branch Office: Room 2101, 2104, 21st Floor, 1126/2 Vanit Bldg. 2, New Phetchaburi Road, Makkasan, Ratchathewi, Bangkok 10400 Tel: (662) 207-6800 Fax: (662) 207-6899 Website: www.shinee.com	Nature of Business	Provider of mobile contents, Community portal services, and other internet related businesses
	Registered Capital	19 million shares
	Par Value	10 Baht
	Paid-up Capita	190 million Baht
	% of Investment of ADV	70.00%

IPSTAR COMPANY LIMITED (IPSTAR)

Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands	Nature of Business:	Provider of IPSTAR capacity
	Registered Capital:	200 million shares
	Par Value:	0.01 USD
	Paid-up Capital:	2 million USD
	% of Investment of SATTEL:	98.89%

IPSTAR Australia Pty Limited (IPA)

Building A, L3, Suite 3.1,	Nature of Business:	Providing IPSTAR services in Australia
64 Talavera Road, North Ryde,	Registered Capital:	0.1 million shares
NSW 2113, Australia	Par Value:	1 AUD
	Paid–up Capital:	0.1 million AUD
	% of Investment of IPSTAR:	100%

IPSTAR New Zealand Limited (IPN)

13/22–24 Caloola Road,	Nature of Business:	Providing IPSTAR services in New Zealand
Wentworthville	Registered Capital:	2.5 million shares
NSW 2145 New Zealand	Par Value:	1 NZD
	Paid–up Capital:	1.88 million NZD
	% of Investment of IPSTAR:	100%

IPSTAR DO BRAZIL (IPB)

(on process of set up and register	Nature of Business:	Providing IPSTAR services in Brazil
the company)	Registered Capital:	0.10 million shares
	Par Value:	1 USD
	Paid–up Capital:	–
	% of Investment of IPSTAR:	100%

Star Nucleus Company Limited (STAR)

Trident Chambers, P.O. Box 146,	Nature of Business:	Licensor of IPSTAR technology
Road Town, Tortola,	Registered Capital:	0.05 million shares
British Virgin Islands	Par Value:	1 USD
	Paid–up Capital:	10 USD
	% of Investment of SATTEL:	70.00%

Spacecode LLC (SPACE)

8695 Zumwalt Road,	Nature of Business:	Research and development of IPSTAR technology
Monmouth, OR 97365 USA	Registered Capital:	–
	Par Value:	–
	Paid–up Capital:	4.29 million USD
	% of Investment of SATTEL:	70.00%

IPSTAR International Pte Limited (IPI)

1 Temasek Avenue # 27–01,	Nature of Business:	Providing IPSTAR broadband services
Millenia Tower, Singapore 039192	Registered Capital:	0.02 million shares
Tel: (65) 338–1888	Par Value:	1 SGD
Fax: (65) 337–5100	Paid–up Capital:	–
	% of Investment of SATTEL:	100%

IPSTAR Global Services Limited (IPG)

Intercontinental Trust Limited	Nature of Business:	Providing IPSTAR broadband services
Suite 802, St. James Court,	Registered Capital:	0.02 million shares
St. Denis Street, Port Louis, Mauritius	Par Value:	1 USD
Tel: (230) 213-9800	Paid-up Capital:	-
Fax: (230) 210-9168	% of Investment of SATTEL:	100%

General Information of the Associated Company of Media Business

Artware Media Company Limited (AM)

1010 Shinawatra Tower 3, 13th Floor,	Nature of Business:	Leasing of production equipment for television programs, production of television programs, buying/selling of program rights, and market event organizing
Viphavadi Rangsit Road, Chatuchak,		
Chatuchak, Bangkok 10900		
Tel: (662) 791-1000	Registered Capital:	0.20 million shares
Fax: (662) 791-1010	Par Value:	100 Baht
	Paid-up Capital:	20 million Baht
	% of Investment of ITV:	99.99%

Media Connex Company Limited (MC)

1010 Shinawatra Tower 3, 13th Floor,	Nature of Business:	Mobile advertising and Marketing business
Viphavadi Rangsit Road, Chatuchak,	Registered Capital:	5 million shares
Chatuchak, Bangkok 10900	Par Value:	10 Baht
Tel: (662) 791-1000	Paid-up Capital:	50 million Baht
Fax: (662) 791-1010	% of Investment of ITV:	60.00%

General Information of the Others Associated Company

Thai AirAsia Company Limited (TAA)

3300/98-99 Tower B, 18th Floor,	Nature of Business:	To carry on budget airline business
Elephant Building, Phaholyothin Road,	Registered Capital:	40 million shares
Jomphon, Chatuchak, Bangkok 10900	Par Value:	10 Baht
Tel: (662) 515-9999	Paid-up Capital:	400 million Baht
Fax: (662) 791-4546	% of Investment of AA:	50.00%
Website: www.airasia.com		

Payment Solution Company Limited (PS)

1010 Shinawatra Tower 3, 13th Floor,	Nature of Business:	Electronic card and prepaid card business
Viphavadi Rangsit Road, Chatuchak,	Registered Capital:	55 million shares
Chatuchak, Bangkok 10900	Par Value:	10 Baht
Tel: (662) 299-5000	Paid-up Capital:	550 million Baht
Fax: (662) 299-5624	% of Investment of OK:	99.99%

Professional Collection Company Limited (PC)

3300/21–22 Tower A, Elephant Building,	Nature of Business:	Debt collection business
Phaholyothin Road, Jomphon,	Registered Capital:	2 million shares
Chatuchak, Bangkok 10900	Par Value:	10 Baht
Tel: (662) 299–5000	Paid–up Capital:	10 million Baht
Fax: (662) 299–5624	% of Investment of OK:	99.99%

Shinawatra Information Technology Company Limited (SIT)

414 Phaholyothin Road,	Nature of Business:	Providing computer services
Samsennai, Phayathai, Bangkok 10400	Registered Capital:	10 million shares
Tel: (662) 273–0760	Par Value:	10 Baht
Fax: (662) 273–0191	Paid–up Capital:	100 million Baht
	% of Investment of ITAS:	99.99%

LIST OF THE FIRST TOP 10 MAJOR SHAREHOLDERS

The first top 10 shareholders on the latest closing date of the registration book as of August 30, 2006 are as follows:

No.	Name	No. of Shares	Percentage of Investment
1.	CEDAR HOLDINGS LIMITED	1,742,407,239	54.53
2.	ASPEN HOLDINGS LIMITED	1,334,354,825	41.76
3.	UBS AG SINGAPORE,BRANCH–PB SECURITIES CLIENT CUSTODY	35,600,300	1.11
4.	THAI NVDR COMPANY LIMITED	19,887,330	0.62
5.	CITIBANK NOMINEES SINGAPORE PTE LTD–ARANDA INVESTMENTS PTE LTD	8,071,100	0.25
6.	STATE STREET BANK AND TRUST COMPANY FOR AUSTRALIA	6,526,200	0.20
7.	CLEARSTREAM NOMINEES LTD	5,640,977	0.18
8.	UBS AG LONDON BRANCH–IPB NON SEG ACCOUNT	5,332,600	0.17
9.	CHASE NOMINEES LIMITED 42	2,883,700	0.09
10.	THE BANK OF NEW YORK (NOMINEES) LIMITED A/C 5100	2,562,270	0.08
	Total	3,163,266,541	98.99

Source: Major shareholders as of August 30, 2006 prepared by Thailand Securities Depository Co., Ltd.

The investors can find for more information in website: www.set.or.th before Annual General Shareholders Meeting for the year 2007.

As of December 31, 2006 The shareholding structure of Shin Corporation PLC is as follows:


MR. SURIN UPATKOON
68.00%
CYPRESS
(Temasek Holdings)
29.90%
MR. PONG SARASIN
1.27%
MR. SUPHADEJ POONPIPAT
0.82%
CYPRESS
(Temasek Holdings)
48.99%
SIAM COMMERCIAL BANK
5.78%
KULARB KAEW
45.22%
ASPEN
(Temasek Holdings)
41.76%
CEDAR
54.53%
[SHIN]

Corporate Governance Policy

The Board of Directors (the "Board") of Shin Corporation Plc (the "Company") passed a resolution to approve the Corporate Governance Policy, which lays down guidelines that comply with the Stock Exchange of Thailand's principles of good corporate governance and best practice recommendations. This policy became effective on November 13, 2002 and has been updated annually to keep it aligned with best business practices. The last update was made on March 22, 2006. These changes are communicated to the Board, management and all company employees in order to comply with both the letter and spirit of the Corporate Governance Policy.

The Board strongly believes that good corporate governance makes a vital contribution to the Company's basic foundations, providing a system of checks and balances, and ensuring transparency and equitable treatment of all shareholders and stakeholders. To this end, the Board and the management team must possess proven leadership skills, vision and accountability in order to promote sustainable growth of business operations, secure the confidence of investors and all related stakeholders, and maximize the economic value of the company and the long-term wealth of its shareholders.

The policy can be divided into five chapters as follows:

1. Board of Directors
2. Rights and Equitable Treatment of Shareholders and the Role to Stakeholders
3. Disclosure of Information and Transparency
4. Internal Control and Risk Management Systems
5. Code of Conduct

(For more details of corporate governance at Shin Corporation, please see the documents that are posted on our website at www.shincorp.com)

1. Board Composition

1.1 Size and Composition of the Board

The Board is comprised of nine directors who have a broad experience in several business areas. The proportion of non-executive directors to executive directors is 7:2. As a general rule, the number of non-executive directors comprises over half the Board, with three of these being independent members. This ensures an optimal balance of control and independence between non-executive and executive directors.

Name of Director	Position	Date first appointed
1. Mr. Pong Sarasin	Chairman of the Board of Directors	January 23,2006
2. Dr. Virach Aphimeteetamrong	Independent Director	November 7,2001
3. Mr. Vithit Leenutapong	Independent Director	October 16,2000
4. Mr. Somchai Supphatada	Independent Director	June 30, 2006
5. Mr. Phoon Siew Heng	Director	June 20, 2006
6. Mr. Surin Upatkoon	Director	March 22, 2006
7. Dr. Vichit Suraphongchai	Director	January 23,2006
8. Mr. Boonklee Plangsiri	Director and Chairman of the Group Executive Committee	December 1,1998
9. Mrs. Siripen Sitasuwan	Director and Executive Director	January 6,1999

Mr. Wichai Kittiwittayakul is the Secretary to the Board of Directors.

Changes to the Board of Directors in 2006

1. Mr. Pong Sarasin assumed the office of Mr. Bhannapot Damapong.
2. Mr. Somchai Supphatada assumed the office of Dr. Olarn Chaipravat.
3. Mr. Phoon Siew Heng assumed the office of Mr. S Iswaran. (Mr.S Iswaran replaced Mr. Surasak Vajasit)
4. Dr. Vichit Suraphongchai assumed the office of Mr. Arak Chonlatanon.
5. Mr. Surin Upatkoon assumed the office of Mr. Niwattumrong Boonsongpaisan.

The Board shall conduct an annual assessment of its size and composition in order to ensure that all discussion and decision–making is effective and done in the best interests of the Company.

The Board strongly believes that the qualifications of its members and its current size enables it to effectively and efficiently supervise and monitor the future performance and business operations of the Company.

1.2 Leadership and Vision

The Board must possess proven leadership, long–range vision and decision–making independence in order to steer the Company towards achievement of its objectives and mission, always keeping in the forefront the best interests of the Company and its shareholders. The Board has the responsibility to develop and approve the Company's vision, mission, strategies, policies, objectives, goals, budgets, business plans, KPIs and a balanced scorecard, along with incentive plans for the employees.

Both the Board and the management are accountable to the shareholders and have established a clear–cut line of communication with detailed roles and responsibilities for each. The Board assigns and authorizes management to handle day–to–day operations of the Company's businesses and achieve their objectives within budget. The Board also monitors operating results against the budget at least once every quarter.

During Board meetings, all members should be decisive and ready to comment and give recommendations to the management team. The Board members should be role models, working as a team and maintaining good relations with the management.

1.3 Duties and Responsibilities of the Board of Directors

The main duties of the Board are given below:

- Perform its duties with honesty, integrity and prudence, in accordance with the law and the objectives and Articles of Association of the Company including the resolutions passed at shareholders' meetings, and carefully protect the interests of the Company.
- Set out the vision, policy and direction of the Company's operations, and supervise the management team to operate in accordance with plans which are set out efficiently and effectively, and thereby to maximize the economic value and wealth of the Company and its shareholders.
- Consider and approve major issues such as large investments, policy, management authority, and any transactions as prescribed by law.
- Approve or agree to all major related transactions between the Company and its subsidiaries in compliance with the relevant notifications, regulations and guidelines of the Stock Exchange of Thailand.
- Assess the performance of the Executive Chairman and the executive directors, and fix appropriate remuneration on a regular basis.
- Be responsible for overseeing operational results and performance of the management team to ensure due attentiveness and care.
- Arrange appropriate accounting systems, including the production of financial reports and a reliable auditing system; oversee processes and evaluate the internal control system, the internal audit system and the risk management system to ensure their effectiveness and efficiency, as well as follow up on results.
- Ensure avoidance of conflicts of interest amongst the Company's stakeholders.
- Supervise business operations to enforce ethical work standards.
- Annually review the Company's corporate governance policy and assess due compliance.
- Report on the execution of the Board's responsibility to prepare financial reports, along with the external auditor's report in the Annual Report covering key issues according to the Policy Statement and the Stock Exchange of Thailand's *Code of Best Practices for Directors of a Listed Company.*

1.4 Authorized Signatories

The following directors have been designated as authorized signatories of the Company:

Mr. Phoon Siew Heng, Mr. Vichit Suraphongchai, Mr. Boonklee Plangsiri, and Mrs. Siripen Sitasuwan. Validation of all documents requires the signatures of any two of these directors along with the Company's seal.

1.5 Separation of Positions: Chairman of the Board of Directors and Chief Executive Officer

The Company has a policy to separate the position of Chairman of the Board from Chairman of the Group Executive Committee. This ensures that the

duties of governing and managing are performed separately so that the balance of control is well secured. Both duties and responsibilities are determined as follows:

- **Mr. Pong Sarasin** – The Chairman of the Board of Directors, who is the leader of the Board and chairman of both the Board and shareholders' meetings.
- **Mr. Boonklee Plangsiri** – The Chairman of the Group Executive Committee , who is the leader and head of this committee, which is accountable for achieving the Company's objectives, business plans and goals.

1.6 Appointment of the Board of Directors

The Nomination Committee is responsible for nominating new Board members who are willing to contribute their time, knowledge and expertise to the Company. All nominations must receive the approval of the Board and/or the shareholders at a shareholders' meeting, in accordance with the rules and regulations below as specified in the Company's Articles of Association. (For more details of the Company's Articles of Association, please see the documents that are posted on our website at www.shincorp.com)

1) At each Annual General Meeting of Shareholders, one-third of the Board members are required to retire. If the total number of members is not a multiple of three, the number of directors nearest to one-third shall retire. The directors to retire from office in the first and second years after the registration of the Company shall be selected by drawing lots. In subsequent years, the longest-serving directors shall retire, but if they vacated office under this condition, they may be re-elected.

2) Regulations for the election of members to the Board at the shareholders' meeting are as follows:
2.1 Every shareholder shall have one vote for each share of which he/she is the holder.
2.2 Each shareholder may exercise all the votes he/she has under (2.1) to elect one or several persons as directors. In the event of electing several persons as directors, he/she may not allot his/her vote to any person unequally.
2.3 The candidates will be ranked in descending order from the highest to the lowest number of votes received, and appointed in this order until all the positions are filled. In cases where there is a tie and selection of both candidates would result in an excessive number of directors, the Chairman will cast the deciding vote.

3) If a vacancy arises on the Board for reasons other than the expiration of a director's term of office, the Board will, at the next scheduled meeting, select a temporary replacement, choosing a person with the appropriate qualifications in accordance with Section 68 of the Public Limited Companies Act B.E. 2535. The temporary replacement must be approved by a vote of not less than three-quarters of the remaining directors, and will hold the position only until the normal expiration of the departed director's term of office. If this is less than two months, no temporary replacement will be appointed.

1.7 Definition of Independent Director

An independent director is a qualified and independent person according to the Company's Corporate Governance Policy established by the Board, and the definition of the Stock Exchange of Thailand. An independent director must meet the following criteria:

1) Hold shares worth not more than 0.5 per cent of the paid-up capital of the Company, an affiliated company, associated company or related company, which shall be inclusive of the shares held by related persons.

2) Have no participation in the management of the Company, an affiliated company, associated company or related company, or be a major shareholder of the Company. He or she shall not be an employee, staff member or advisor who receives a regular salary from the Company, an affiliated company, associated company, related company or major shareholder of the company.

3) Have no direct or indirect benefit from, or interest in, the finance and management of the Company, an affiliated company, associated company.

4) Not be a related person to, or close relative of, any manager or major shareholder of the Company.

5) Not be appointed as a representative to safeguard the interests of the Company's directors, major shareholders or shareholders who are related to the Company's major shareholders.

In addition, an independent director must be capable of his or her performing duties, giving his or her opinions or reporting the results of work performance according to the duties delegated by the Board, free and clear of the control of management or major shareholders of the Company including related persons or close relatives of the said persons.

1.8 Directorship Term

The Company has a policy whereby there is no limitation on a director's age or the number of times he or she may be re-elected. The Director's term of office is specified in the Company's Articles of Association.

1.9 Directorships of Other Boards

The Company has a policy whereby there is no limitation on the number of outside directorships a director can hold. However, the Nomination Committee should recommend candidates who possess the necessary knowledge and expertise to perform their duties, and are able to devote sufficient time and attention to the Company's affairs.

1.10 Succession Planning

The Board has set out a succession plan for top executives, especially the Chief Executive Officer (Chairman of the Group Executive Committee). The Company has developed a succession plan by identifying existing personnel who have the right qualifications and expertise to fill this position. In the event the Chief Executive Officer is no longer able to serve in this position, the Nomination Committee will propose a successor for the Board's approval.

Moreover, the Company has also developed a succession plan for the management team (department heads and higher) by identifying existing personnel. In cases where there are no potential successors, a development programme has been established to train suitable candidates. If a situation should arise where there is no suitable person available to replace a member of the management team, outside candidates will be considered in order to guarantee a smooth handover and continuity of operations, and retain the confidence of the Company's stakeholders.

1.11 The Board of Directors Self-Assessment of Performance

The Board shall conduct an annual self-assessment to evaluate its performance with the aim of improving its efficiency. This evaluation covers a broad spectrum of the Board's duties, including strategic direction, supervision and monitoring of operations, members' responsibilities, teamwork, structure, policy, meetings, training and development.

2. Board Meetings

2.1 Schedules and Agenda

The Board will hold at least seven regular meetings each year and meet at other times as necessary. The schedule for the year's meetings is drawn up in advance so all members of the Board are able to attend each meeting in order to act in the best interests of the Company.

The main items on the agenda will cover business plans, quarterly financial statements, key policies, new investment projects and operating results. The Secretary to the Board is responsible for scheduling the meetings and distributing the supporting documentation at least seven (7) days before the date of the meeting in order to provide each Board member with sufficient time to study the details.

Each meeting will generally last two to three hours. The Chairman of the Board must allow adequate time for the management to present the necessary information and the members to discuss each item on the agenda in order to ensure that the shareholders' best interests are represented fairly. All members of the Board have the right to express their opinions and submit items for the agenda.

The Secretary to the Board must attend all Board meetings. He or she is responsible for ensuring that accurate and sufficient documentation exists to meet all legal requirements and enable authorized persons to determine when, how and by whom the Board's business was conducted. In order to fulfill these responsibilities, as required by the organization's bylaws, the Secretary to the Board must record the minutes of each meeting (later agreed upon and accepted by the Board) and file any supporting documents. All the documentation pertaining to each Board meeting must always be available to members of the Board, shareholders and other concerned parties.

Directors Attendance Record for 2006

(No. of meetings attended / Total meetings held)

Name	2006 Annual General Meeting	Board of Directors	Audit Committee	Nomination Committee	Remuneration Committee
Current Directors					
1. Mr. Pong Sarasin	yes	10/11			
2. Dr. Virach Aphimeteetamrong	yes	12/12	9/9		
3. Mr. Vithit Leenutapong	yes	7/12	9/9	4/4	2/2
4. Mr. Somchai Supphatada	–	5/5	3/3		
5. Mr. Phoon Siew Heng	–	5/6		0/1	0/0
6. Mr. Surin Upatkoon	yes	7/8			
7. Dr. Vichit Suraphongchai	yes	8/11		4/4	
8. Mr. Boonklee Plangsiri	yes	12/12		4/4	2/2
9. Mrs. Siripen Sitasuwan	yes	12/12			
Directors leaving the Board in 2006					
1. Mr. Bhannapot Damapong.	–	0/1		0/0	0/0
2. Dr. Olarn Chaipravat.	–	4/4	4/4		2/2
3. Mr. S Iswaran	no	4/4		2/2	2/2
4. Mr. Surasak Vajasit	–	0/1			
5. Mr. Arak Chonlatanon.	–	0/1			
6. Mr. Niwattumrong Boonsongpaisan	–	2/3			

Changes to the Board of Directors in 2006

1. Mr. Pong Sarasin assumed the office of Mr. Bhannapot Damapong.
2. Mr. Somchai Supphatada assumed the office of Dr. Olarn Chaipravat.
3. Mr. Phoon Siew Heng assumed the office of Mr. S Iswaran. (Mr. S Iswaran replaced Mr. Surasak Vajasit)
4. Dr. Vichit Suraphongchai assumed the office of Mr. Arak Chonlatanon.
5. Mr. Surin Upatkoon assumed the office of Mr. Niwattumrong Boonsongpaisan.

2.2 Executive Sessions

The Board has a policy to arrange executive sessions which give non–management members an opportunity to discuss the Company's business and related issues of interest by themselves. A report of any matters arising in these private meetings will be sent to the Chairman of the Board after each session.

2.3 Access to Information

Members of the Board have separate and independent access to senior management at all times. In each Board meeting, the management must provide the Board with all the information relevant to the items on the agenda. The Board must also receive regular reports pertaining to the operational and financial performance of the Company.

The Board shall also receive analysts' reports on the Company, the companies within the Group and their competitors. These reports will enable the Board to keep abreast of the key issues and developments in each industry.

3. Sub-Committees

The Board has appointed three sub–committees to assist its duties by taking charge of reviewing specific essential tasks as follows:

1. The Audit Committee
2. The Remuneration Committee
3. The Nomination Committee

3.1 The Audit Committee

Dr. Virach Aphimeteetamrong	Chairman of the Audit Committee
Mr. Vithit Leenutapong	Audit Committee Member
Mr. Somchai Supphatada	Audit Committee Member

The Audit Committee was appointed on May 5, 1998 and is comprised of three (3) independent directors with full qualifications in line with the guidelines provided by the Stock Exchange of Thailand.

Dr. Virach Apimeteetamrong and Mr. Somchai Supphatada have in–depth knowledge and experience in accounting and auditing while Mr. Vithit Leenutapong is experienced in the field of finance.

The Audit Committee is accountable to the Board for the performance of its duties as follow:

- Review the accuracy of the Company's financial reports in accordance with Generally Accepted Accounting Principles, and ensure there is adequate disclosure.
- Review the Internal Control and Internal Audit systems to ensure these are appropriate and effective.
- Ensure that the Company performs in accordance with the laws governing Securities and Exchange, the regulations of the Stock Exchange of Thailand, and the laws applicable to the business of the Company.
- Consider, select and nominate the Company's external auditor, and propose his or her remuneration.
- Review connected transactions of the Company and its subsidiaries to ensure all are in line with the notices and guidelines of the Stock Exchange of Thailand.
- Determine appropriate disclosure of information in cases where there are connected transactions or transactions which may lead to a conflict of interest, in order to ensure complete compliance with all rules and regulations.
- Review the risk management system to ensure it is appropriate and effective.
- Consider and approve the appointment, rotation, termination, performance appraisal and remuneration for the Head of the Internal Audit Department.
- Review and comment on the internal audit plan and the performance of the Internal Audit Department, and cooperate with the external auditors.
- Prepare an annual disclosure report on the corporate governance of the Audit Committee to be included in the Annual Report, affixing the signature of the Chairman of the Audit Committee.
- Report the performance of the Audit Committee to the Board at least four (4) times a year.
- In the course of the performance of its duties, the Audit Committee has the authority to summon members of the management team, executives or employees of the Company to make comments, attend meetings, or provide any documents deemed relevant and necessary.
- Hire advisors or external personnel in line with the Company's regulations to make comments or give advice as necessary.
- Annually undertake a self–assessment programme to evaluate the scope of work and performance of the Audit Committee.

The Audit Committee held nine meetings during 2006 and its performance as a term of reference was approved by the Board. Details of its performance and recommendations can be found in the Audit Committee Report.

3.2 The Remuneration Committee

Mr. Phoon Siew Heng	Chairman of the Remuneration Committee
Mr. Vithit Leenutapong	Remuneration Committee Member
Mr. Boonklee Plangsiri	Remuneration Committee Member

The Remuneration Committee is comprised of at least three directors and the majority of the members must be non-executive directors. The authority of the Remuneration Committee and its scope of duties are as follows:

- Fix appropriate annual remuneration in monetary and/or non-monetary form as a motivation and retention measure for the Board members, committee members and the Chief Executive Officer of the Company.
- Draw up guidelines to provide appropriate remuneration for the Board and top executives for submission to the Board and/or the shareholders' meetings for approval.
- The Remuneration Committee is accountable to the Board and is under obligation to explain its decisions at the shareholders' meetings, and answer questions concerning remuneration to directors and top executives.
- Report and disclose policies governing the directors' remuneration in the Annual Report.

During 2006, the Remuneration Committee held two meetings and performed the following duties:

- Considered the directors' remuneration policy and proposed this to the Board for approval.
- Considered and approved the directors' annual bonus for the year 2005.
- Considered and approved the directors' remuneration budget for the year 2006.
- Considered and approved the remuneration policy and annual remuneration for the Chairman of the Group Executive Committee and senior executives.
- Considered the ESOP Program-Grant 5 as well as the allocation of warrants to directors and employees who were eligible to receive an allocation exceeding 5% of the Employee Stock Option Plan, and proposed this to the Board for approval.

3.3 The Nomination Committee

Dr. Vichit Suraphongchai	Chairman of the Nomination Committee
Mr. Phoon Siew Heng	Nomination Committee Member
Mr. Vithit Leenutapong	Nomination Committee Member
Mr. Boonklee Plangsiri	Nomination Committee Member

The Nomination Committee is comprised of at least three (3) directors, and the majority of these must be non-executive directors. The Nomination Committee has the following duties and responsibilities:

- Set out criteria and policies regarding the nomination of members of the Board and members of other Company committees.
- Consider the selection of directors from qualified personnel and submit the names of the candidates to the Board and/or the shareholders' meetings for approval as the case may be.
- Consider and nominate appropriate persons to assume the position of Chairman of the Executive Committee whenever this becomes vacant, in line with the criteria established for the succession of the Chief Executive Officer.

During 2006, the Nomination Committee held four meetings to consider and propose the appointment of three new members of the Board to replace members who were retiring (according to the Company's Articles of Association), another three new members to replace members who had resigned, and the succession plan for the Chief Executive Officer (Chairman of the Group Executive Committee).

4. The Executive Committee

Mr. Boonklee Plangsiri	Chairman of the Group Executive Committee
Mr. Somprasong Boonyachai	Vice Chairman of the Group Executive Committee
Dr. Dumrong Kasemset	Vice Chairman of the Group Executive Committee
Mr. Niwattumrong Boonsongpaisan	Vice Chairman of the Group Executive Committee
Mr. Arak Chonlatanon	Member of the Executive Committee
Mrs. Siripen Sitasuwan	Member of the Executive Committee

The Board has delegated the following duties and responsibilities to the Executive Committee:

- Formulate and submit policies, direction, strategies and management structure for the Company's businesses to the Board, in recognition of the economic and competitive environment, whilst keeping the shareholders informed.
- Prescribe and propose the Company's business plans, budgets and delimitation of management authority to the Board.
- Monitor and pursue compliance with policy and management direction to ensure business efficiency.
- Monitor and follow up on the Company's operating results as stipulated in the approved business plans.
- Assess and evaluate large investments proposed by the Company.
- Report the Company's operating results to the Board on a monthly basis.
- Undertake other duties as may be required by the Board from time to time.

As at December 31, 2006, the Company's management team, as defined by the Securities and Exchange Commission, consisted of the following persons:

Mr. Boonklee Plangsiri	Chairman of the Group Executive Committee
Mr. Somprasong Boonyachai	Vice Chairman of the Group Executive Committee
Dr. Dumrong Kasemset	Vice Chairman of the Group Executive Committee
Mr. Niwattumrong Boonsongpaisan	Vice Chairman of the Group Executive Committee
Mr. Arak Chonlatanon	Member of the Executive Committee
Mrs. Siripen Sitasuwan	President
Mr. Anek Pana-apichon	Vice President - Finance and Accounting

5. Remuneration for Directors and the Management Team

The Company has a clearly defined remuneration policy, with remuneration for directors and the management team reviewed annually by the Remuneration Committee and submitted to the Board and shareholders for approval. Remuneration is adequate, determined in a manner equitable with industry standards, and is performance-based as a way to motivate and retain qualified directors.

The Company pays director remuneration to the Chairman of the Board, independent directors, non-management directors and directors represented to shareholders only. Since each executive director already receives regular compensation as a member of management, he or she receives no separate remuneration as a director. Remuneration for management is based on the Company's performance and the performance of each individual.

In addition, the Company has implemented an Employee Stock Option Plan as a way of motivating and retaining the management team.

In 2006, remuneration was paid as follows:

5.1 Remuneration for Directors

Total monetary remuneration for the Chairman of the Board, non-executive directors, independent directors and directors represented to shareholders (ten persons) was Baht 11.96 million, which was comprised of monthly allowance, bonus payments and meeting allowance. Executive directors did not receive remuneration as directors.

	Name	Position	Remuneration for 2006** ('000 Baht)
	Current Directors		
1.	Mr. Pong Sarasin	Chairman of the Board	4,287
2.	Dr. Virach Aphimeteetamrong	Independent Director	1,495
3.	Mr. Vithit Leenutapong	Independent Director	1,400
4.	Mr. Somchai Supphatada	Independent Director	750
5.	Mr. Phoon Siew Heng	Director	692
6.	Mr. Surin Upatkoon	Director	1,025
7.	Dr. Vichit Suraphongchai	Director	1,260
Directors leaving the Board in 2006			
8.	Mr. Bhannapot Damapong*	Chairman of the Board	439
9.	Dr. Olarn Chaipravat	Vice Chairman of the Board Director	279
10.	Mr. S Iswaran	Director	335
	Total		11,962

* Remuneration was comprised of monthly allowance and provident fund.

** Monthly allowance and meeting allowance for the period of January to December 2006, and accrued bonus which was paid in February 2007.

5.2 Remuneration for Management Team

Total monetary remuneration for the management team (6 persons) was Baht 109.27 million, which was comprised of salary, bonus payments, provident fund and other remuneration. This figure excludes remuneration paid to the Vice President of Finance and Accounting.

5.3 Other remuneration

The Company has established an Employee Stock Option Plan (ESOP) as a way of retaining, motivating and reward ng the Company's directors, employees and advisors for the greatest benefit of the Company. The ESOP is a repeat, five-year program whereby the Company allots an annual grant of warrants for five consecutive years, after obtaining approval at the shareholders' meeting. So far, five grants have been completely allotted and can be summarized as follows:

Description	Grant 1	Grant 2	Grant 3	Grant 4	Grant 5
Number of warrants granted (units)	29,000,000	18,083,700	13,660,200	16,000,000	14,256,100
Price	Baht-0-	Baht-0-	Baht-0-	Baht-0-	Baht-0-
Expiration	Not more than five years since the date of warrants granted				
Exercise Ratio *** (warrant/shares)	1 : 06942			1: 1.05540	1:1.02307
Exercise Price *** (per share)	Bt 16.645	Bt12.782	Bt 34.046	Bt 39.568	36.830
Date warrants granted	March 27, 2002	May 30, 2003	May 31, 2004	May 31, 2005	July 31,2006

Description	Grant 1		Grant 2		Grant 3		Grant 4		Grant 5	
List of directors and managers receiving the warrants	(Unit)	%	(Unit)	%	(Unit)	%	(Unit)	%	(Unit)	%
1. Mr .Boonklee Plangsiri	12,426,200	42.85	9,484,600	52.45	7,083,700	51.86	6,414,600	40.09	5,380,700	37.74
2. Mr. Somprasong Boonyachai	3,244,500	11.19	1,793,800	9.92	976,000	7.14	970,000	6.06	831,900	5.84
3. Dr. Dumrong Kasemset	3,244,500	11.19	1,793,800	9.92	976,000	7.14	970,000	6.06	831,900	5.84
4. Mr. Niwattumrong Boonsongpaisan	1,980,800	6.83	633,600	3.50	764,200	5.59	748,600	4.68	831,900	5.84
5. Mr. Arak Chonlatanon	1,520,700	5.24	466,300	2.58	679,300	4.97	1,247,700	7.80	1,272,600	8.93
6. Mrs .Siripen Sitasuwan	2,665,600	9.19	943,700	5.22	763,400	5.59	945,200	5.91	778,500	5.46
7. Mr. Tanadit Charoenchan	243,800	0.84	316,500	1.75	170,200	1.25	179,200	1.12	186,300	1.31
Type of Warrant	Non-transferable unless received from an underwriter or as an inheritance									

*** The Company adjusted the exercise ratio and exercise price of the warrants on August 25, 2006 as the dividend payout for 1H 2006 was greater than 50% of net profit after tax.

6. Shareholders

6.1 Rights and Equitable Treatment

The Company respects the shareholders' rights and treats all shareholders equitably whether they are retail, foreign, institutional or major shareholders. Every shareholder is entitled to the rights and equitable treatment detailed below:

1. The right to receive share certificates and share transfers, and to be sufficiently informed of operating results and management policies on a timely basis.

2. The right to an equitable dividend.

3. The right to participate in meetings, vote and make recommendations on decisions concerning major corporate actions such as amendments to the Articles of Association, appointments to the Board, appointment of the Company's external auditor, and issuance of new share capital.

4. The right to be furnished with information concerning connected transactions.

5. The right to elect directors.

6. The right to sell shares back to the Company, should the shareholder disagree with the resolutions of a shareholders' meeting to amend the Company's Articles of Association concerning voting rights or dividend payments.

Moreover, all shareholders have equal rights as set forth in the Company's Articles of Association and related laws and regulations. To ensure equitable treatment for all shareholders, the Company holds regular and transparent shareholders' meetings, and provides a mechanism to protect against the release of inside information and a system to oversee the transactions of related parties and adequately disclose Company information.

6.2 Shareholders Meetings

The Board will hold the Annual General Shareholders Meeting within four months of the end of the financial year. Extraordinary meetings may be held if warranted by particular circumstances that may affect the shareholders' benefits or are required by law.

The Company has a policy to conduct regular and transparent shareholders' meetings, and establish appropriate procedures for general shareholders' meetings in accordance with the law, which includes calling for a meeting and the distribution of supporting documentation, agendas and Board resolutions in both Thai and English. This encompasses the meeting procedures as well as preparation and distribution of the minutes in accordance with regulations issued by the Stock Exchange of Thailand.

Information about the items on the agenda will be posted on the Company's website for shareholders to access immediately after the agenda has been drawn up and prior to the notification of the General Shareholders Meeting.

The Company has introduced a bar code system to facilitate registration procedures. Before each meeting begins, the shareholders are informed of the rules and meeting and voting procedures, including their right to ask questions and give opinions on the items to be discussed on the agenda.

The Chairman of the Board, Chairman of the Executive Committee, subcommittee members, and the external auditor shall attend each meeting to provide explanations and answer questions raised by issues listed on the agenda. The Chairman of the meeting shall allot sufficient time to encourage shareholders to express their opinions and ask questions.

At each meeting, the Company shall appoint at least one independent director to undertake proxy voting on behalf of shareholders who are unable to attend the meeting but had informed the company of their absence beforehand.

The minutes of the shareholders' meetings will be published within fourteen (14) days, including the questions that were raised during the meeting and the response from the Board. This information will also be posted on the Company's website for the benefit of absent shareholders. Shareholders may obtain further information on the shareholders' meetings or submit their questions in advance by contacting the Investor Relations Department.

7. Role to Stakeholders

The Company assigns the highest priority to the rights of stakeholders and has a policy to oversee all aspects of the business and ensure that appropriate priorities are maintained for all shareholders, employees, managers, customers, business partners, creditors, and the public and community at large. The Company shall facilitate cooperation among the various groups of stakeholders according to their roles and duties in order to create a fair and stable business environment that runs smoothly for the benefit of all parties concerned.

7.1 Shareholders

The Company acts as a representative of its shareholders in carrying out the business in order to maximize shareholder satisfaction with regards to long–term sustainable growth of the value of the Company and the disclosure of transparent and reliable information.

7.2 Employees

All members of staff are valuable assets and a critical success factor, so the Company must place emphasis on developing and promoting a good culture and working atmosphere, teamwork, courtesy, and respect for individuality. The employment, promotion and transfer of all staff members shall be conducted in a fair manner based on ethical standards whilst maximizing human resource utilization.

The Company is responsible for implementing and maintaining a safe working environment to protect the lives and property of all its employees. The Company must also adhere strictly to the labour law.

7.3 Customers

Customer satisfaction and consumer confidence are very important to the Company. The Company aims to provide high quality goods and services at reasonable prices, and maintain a good relationship with its customers. The Company has thus determined the following guidelines:

Products and Services

The Company shall provide high quality products and services, and continuously strive to improve these. The Company shall also provide complete and accurate disclosure of all information pertaining to its products and services without any misrepresentation.

Confidentiality of Customers' Information

Directors, management, and staff members at all levels shall not disclose any information on customers without prior permission from those customers or authorized personnel of any company in the Group. The only exception to this is information requested by law enforcement officers acting in accordance with the law.

7.4 Competitors

The Company has a policy of free and fair competition and will not try to monopolize the industry. The Company will not force its business partners to distribute only the Company's products.

The Company shall not acquire information on its competitors by any illegal or unethical methods.

7.5 Responsibility to Society and the Environment

The Company is aware that it is a Thai company and has a responsibility to Thailand and Thai society. The Company is committed to making a contribution to society by supporting activities of public interest and cooperating with the communities in which those activities are located.

The Company has a policy to produce goods and render services that are environmentally friendly and comply with all related environmental laws.

The Company supports activities that protect the environment and save energy. In addition, the Company has a policy to purchase and promote the use of products that are environmentally friendly.

7.6 Business Partners and Creditors

The Company's dealings with any business partner shall be conducted in a manner that upholds the reputation of the Company and all relevant laws. All Company personnel must be aware of the common interests of the Company's business partners and treat them equitably. The selection of business partners shall be fair. The Company shall also consider its business partners to be the key factor in jointly creating a value chain for customers.

The Company shall keep all its promises and perform in accordance with the terms and conditions agreed with its creditors for the repayment of principal and interest, as well as safeguarding all guaranteed assets.

8. Disclosure of Information and Transparency

It is the Company's mission and policy to disclose financial information and operating results to investors, along with other information that is fair, accurate, complete, transparent, and issued in a timely manner to use for investment decisions.

An investor relations unit was established in 1995 to communicate information to shareholders and investors through various channels, including road shows, meetings with analysts, press releases, publications in various kinds of media, posting information on its own website, teleconferences, and investor and analyst visits. This unit also answers questions over the telephone and via e-mail. The Company has developed a policy manual on investor relations activities in order to ensure thorough compliance with all relevant laws and regulations.

All the information disclosed during the meetings is also posted on the Company's website in order to ensure fair and adequate distribution of information to the other stakeholders. Interested persons are invited to contact the Investor Relations Department for more information at Tel. 02-299-5050, by e-mail at investor@shincorp.com or via the website www.shincorp.com.

9. Internal Controls and Risk Management Systems

9.1 Internal Controls

The Company has a policy to arrange and maintain an efficient and effective internal control system. The Board and the management team are responsible for maintaining the internal control system and reviewing its efficiency on a regular basis in order to safeguard the shareholders' investments and the Company's assets. The internal control system covers the areas of finance, operations, compliance, and risk management, and provides a reasonable assurance that the following objectives and goals can be achieved:

- Reliability and integrity of information and financial reports.
- Compliance with regulations, policies, procedures and related laws.
- Safeguarding of the Company's assets.

- Efficiency, effectiveness and operational economy for employment of resources.
- Effective achievement of the Company's objectives and strategies.

A good internal control system can provide early warning signals of any problems as well as reduce risks to an acceptable level.

The Company's internal control system is based on the framework developed by the Treadway Commission's Committee of Sponsoring Organization (COSO).

The following points summarize the key control systems implemented by the Company:

1. Organization & Control Environment

The Company has formulated business plans complete with objectives, strategies, long-term vision and budgets, and has determined evaluation criteria. It has restructured the organization to align it with these business plans. The Company has implemented a good corporate governance system, hires qualified personnel and continuously develops its human resources. It has established key policies and procedures to be used as guidelines in order to control financial transactions, purchasing activities and risk management. Codes of conduct have also been developed as guidelines for directors, management and employees.

2. Risk Management System

The Company has had in place a formalized enterprise-wide risk management system since 2002. The Risk Management Unit, Risk Management Committee and Audit Committee play major roles in overseeing the implementation of the risk management system. Risk is an integral part of business activities so every member of each business unit has the task of performing risk assessments when executing business transactions.

3. Management Control

The Company has established controls over the various management duties and their segregation in order to ensure there is a system of checks and balances outlining proper written authority and approval levels and limits. Guidelines for connected and related transactions have also been developed to ensure compliance with relevant laws.

4. Information and Communication

The Company has implemented a management information system to assist in decision-making. Critical information and data are collected, analyzed and stored in the Company's database. Two-way communications are done efficiently within the Company. At the Board level, information and supporting documentation are provided to all members in order to make more informed decision-making possible.

5. Monitoring

The monitoring system is handled by the management team and the Board to assess adherence to established plans. The Internal Audit Department is responsible for monitoring the internal controls independently, and giving an assessment and recommendations to the management team.

At the Board of Directors' Meeting No. 2/2006 held on February 26, 2006, with the Audit Committee present, the Board assessed the five areas of the Company's internal control system: organization and control environment, risk management, management control, information and communication, and monitoring. The Board found that the internal control system was operating effectively.

PricewaterhouseCoopers ABAS Limited, the Company's external auditors, who conducted the audit of the 2006 financial statements, concluded that there was no material deficiency in the Company's accounting and financial control system.

9.2 Internal Audit

The Company has established an internal audit unit that reports directly to the Audit Committee and advises, monitors and assesses the effectiveness of the internal control system, risk management system and corporate governance to ensure that these are adequate and effective.

The Internal Audit Department conducts its activities by referring *International Standards for the professional Practice of the Internal Auditing* as a framework. The Internal Audit Department performs its duties independently and has sufficient personnel, resources and budget to carry out operational, compliance, financial and information technology audits.

The Internal Audit Department has adopted a risk–based approach in formulating the annual audit plan that focuses on key business risks that will affect business goals and the accuracy of financial reports. This plan is reviewed and approved by the Audit Committee. The Audit Committee also receives and reviews the audit results and progress reports on a quarterly basis.

9.3 Risk Management

Risk management is integral to the Company's business. The Risk Management Committee and the Risk Management Unit were formed to establish this policy, manage both internal and external risks, and write risk management guidelines in order to reduce risks to an acceptable level. Information has always been provided for employees, which includes training and workshops to create a greater awareness and realization of the importance of risk management.

All managers and employees are responsible for taking charge of the risks inherent in their business operations in order to keep them at an acceptable level.

10. External Auditors

The Audit Committee is responsible for recommending the external auditors based on factors such as skills, knowledge, performance, continuing professional education and ability to meet deadlines. The Board will then propose the external auditors for the shareholders' approval.

The Company first appointed its current external auditors, PricewaterhouseCoopers ABAS Limited, in 1997. In 2006 the Company rotated the external auditors within the same firm pursuant to the new Securities and Exchange Commission regulations, which state that an audit partner may only conduct a maximum of five consecutive audits.

In order to maintain the independence of the external auditors, the Audit Committee has reviewed their performance annually. This review has also covered non–audit services provided by the external auditors and the fees paid for their connected fees in order to ensure that the independence of the external auditors has not been impaired by the provision of these services.

Annual Audit Fee for 2006

1). Audit Fee

In 2006, the Company and its subsidiaries paid to the auditor as follows:

- The auditor of the Company in the amount of Baht 2.36 million included out of pocket expenses.
- The auditor's firm and auditor's related firm in the amount of Baht 12.41 million

2). Non–audit fee

In 2006, the Company and its subsidiaries paid for other fee, such as accounting advisory fee and tax consultation fee to the auditor as follows:

- The auditor's firm and auditor's related firm in the amount of Baht 1.29 million

11. Business Code of Conduct

In order to maintain high ethical standards, the Company has formulated a Business Code of Conduct to guide all of the Company's directors, managers and employees as they perform their duties. These code conducts cover the areas as follows:

1. Responsibility to Shareholders
2. Responsibility to Customers
3. Responsibility to Business Partners and Creditors
4. Responsibility to Staff
5. Business Competition
6. Responsibility to Society and the Environment
7. Conflicts of Interest
8. Giving Gifts, Entertainment and Gratuities
9. Participation in Political Activities
10. Safeguarding the Company's Assets
11. Use of Inside Information and Trading of the Group's Securities
12. Distribution of Information and Interviews with the Press or Public
13. Related Transactions within the Group
14. Compliance with Laws, Rules and Regulations

In year 2006 the Company has arranged a code of conduct program to foster ethical values among all its management and employees on June 23 and 29. Any violation of this code is subject to a full range of disciplinary action including dismissal. In addition, managers and supervisors at all levels are under the obligation to encourage their subordinates to abide by the Code of Conduct and always behave as model citizens, and to monitor their subordinates' compliance. All employees, managers and directors are encouraged to report any violation of the Code of Conduct to their supervisor, the Internal Audit Department or the Audit Committee.

If an employee observes any unlawful or unethical conduct, it is his or her personal obligation to report this to a supervisor, the manager of the Human Resources Department, the Manager of the Internal Audit Department or directly to the Audit Committee.

All reports of unethical conduct will be handled promptly, discreetly and in the strictest confidence.

11.1 Conf icts of Interest

The Board has established a policy to control any conflict of interest that may arise between related parties, such as directors, managers, major shareholders or employees in order to show integrity, fairness and transparency in all transactions. Business decisions and actions must be based on upholding the best interests of the Company, not for personal gain or the benefit of a family member or close friend.

11.2 Related Party Transactions

The Board has established policies governing related party and connected transactions to control these transactions and avoid conflicts of interest. Related party transactions involving assets and services will be made on terms and pricing that have been negotiated on an arm's length basis. If the related party provides goods or services solely for the Company and no third–party price is available, the Company shall compare external party transactions under the same or similar conditions. The Company may use information from the report of an independent appraiser hired by the Company to compare prices for important related party transactions in order to ensure reasonable pricing and provide the best arrangement for the Company. Approval for related party transactions is based upon the system for regular transactions. The authority of the individual assigned to approve the transaction will be determined according to the type of transaction and the authorization limit.

The Company has no policy to give financial support in the form of loans or as a loan guarantor for any of the companies in the Group. Any manager or director who has a conflict of interest will not be allowed to vote on or approve a transaction. The Audit Committee is obliged to review significant related party transactions in order to monitor and prevent conflicts of interest as well as protect the interests of minor shareholders. In executing related party transactions, the Company shall comply with the regulations of the Securities and Exchange Commission and the Stock Exchange of Thailand.

11.3 Monitoring the Handling of Insider Information

The Company has a policy to maintain the confidentiality of material non-public information from unauthorized access that may lead to misuse. An information security policy has been developed that classifies documents by their level of confidentiality, controlling access on a need-to-know basis only.

In addition, all directors, managers and employees are prohibited from using information that has not been released to the public in order to trade the Company's securities for their own or others' interests. This policy also requires each person to refrain from trading the Company's securities one month prior to the release of such information to the public.

The Company has distributed written guidelines, and held informational meetings and training sessions governing the trading of securities, as well as announcing the periods in which trading cannot be conducted.

The Board requires the Compliance Unit to report details of the Company's securities held by directors and management, and any change in these holdings, to the Board meeting on a quarterly basis.

Any breach shall be regarded as opposition to the Company's policy and is subject to serious disciplinary action according to Sections 241 and 242 of the *Securities and Stock Exchange Act B.E.2535.*


[BOARD OF DIRECTORS]
Nomination Committee
EXECUTIVE COMMITTEE
Remuneration Committee
CHIEF EXCUTIVE OFFICER
Audit Committee
Risk Management Commitee
PRESIDENT
Internal Audit & Risk Management
Portfolio Management
Accounting & Finance
Group Compliance & Legal
Investor Relations
Human Resources
Information Technology
Corporate Affairs
New Business

WIRELESS COMMUNICATIONS BUSINESS

The wireless communications business encompasses mobile phone network operation, the distribution of mobile handsets and accessories, and payments via mobile phone. Advanced Info Service Public Company Limited (AIS), its affiliates and subsidiaries operate a mobile phone network on two frequencies (900 MHz and 1800 MHz) as described below.

- AIS operates on the 900 MHz frequency under a Build–Transfer–Operate (BTO) concession granted by TOT Public Company Limited (TOT) for 25 years, from 1990 to 2015. Currently, AIS provides service by using Digital GSM system with GPRS and EDGE technology to enhance capability which increase data transfer rate.
- Digital Phone Company Limited (DPC) provides service on the 1800 MHz frequency under a 16–year–BTO concession granted by CAT Telecom Public Company Limited (CAT) in 1990. The concession expires in 2013.

Under the BTO agreements, AIS and DPC are required to build and raise capital for investment in cellular network, transfer the network ownership to the concession providers, and have the right to commercial operation. In compensation to such economic use, AIS is entitled to share its revenue from service to TOT. Currently, AIS pays revenue share to TOT plus excise tax to a total of 30% of its postpaid revenue and 20% of its prepaid service revenue. Meanwhile, DPC is currently paying revenue share to CAT and excise tax to a total of 25% of its revenue from mobile phone operation.

PRODUCTS AND SERVICES

In 2006, AIS has continued to focus on developing new service dimension based on network quality in order to bring more service variety to meet customers' requirements and lifestyles, giving them better quality of life. AIS's services are:

POSTPAID AND PREPAID SUBSCRIPTION SERVICE

AIS offers a postpaid subscription service under the brand GSM Advance and GSM 1800, and the prepaid subscription for One–2–Call and Sawasdee. In 2006, three main sales and marketing strategies have been adopted namely 1) network development 2) service development 3) strengthening brand value by focusing on Emotional Marketing or in other word creating good customers' feeling towards the brand. Products distributed by AIS include SIM Card, debit card, supplementary and other services for both individual and SMEs customers via 355 Telewiz outlets and over 280 Telewiz Express outlets as well as AIS agents, which include DPC, Samart and M–link. There are also over 500 main dealers located around Thailand and other distribution channels such as Jay Mart, Blisstel, IEC and TG. AIS has also expanded its sales distribution channels for the prepaid card which is now available at various locations such as convenient store, shopping mall, super store, gas station, book shop, post office, bank, ATM kiosk and mPAY service.

WIRELESS/NON-VOICE COMMUNICATION SERVICE

In 2006, AIS still secured its position as the leader in the supplementary service market judging from a constant rise in revenue of both existing and new supplementary services. The main services that helped generate income for the AIS were SMS, calling melody and data & GPRS. This service was made more accessible to AIS customers through introduction of mobileLIFE Plaza (AIS Wap Portal) that has been arranged and simplified with Content Centric.

ENTERPRISE BUSINESS SERVICE

AIS Smart Solution an enterprise business service provider plays an important role in strengthening competitive ability for both corporate and SME customers. In 2006, AIS Smart Solution adopted strategies to help maintain and expand customer base via product development to further improve its effectiveness while differentiate AIS from other competitors, strengthening the Company's ability to respond to customers' needs beyond their expectation. Activities besides pricing competition were organized to help develop a closer tie between AIS Smart Solution and customers.

Customer Relation Management

AIS Plus program has been developed to provide special discounts and privileges from more than 12,000 shops nationwide. A range of campaigns and activities were organized through joint cooperation with business partners to respond to the daily lifestyle of those customers living in Bangkok as well as provincial areas.

Industry Outlook and Competition

In 2006, the mobile phone subscribers grew 32% from 30 million at the end of 2005, to 40 million, with penetration rate of 62%. AIS, DTAC, and TRUE MOVE are the major operators with total market share of 98%.

In the first half of 2006, the competition was mainly pricing which created network congestion in the second quarter, especially, during peak hours.

As price competition deteriorated both quality of services and revenues, the operators turned to improve their brands and service quality. They also focused on market segmentation, such as special rate for calling within the networks or the group, rather than mass market. This strategy was also used in the provincial areas, especially in the northeastern region.

Trend of Mobile Phone Market in 2007

The mobile phone in 2007 will be comprised of saturated market and unsaturated market.

Saturated market has high penetration rate, which are city areas, especially Bangkok. There are fierce price competitions among operators to grab market share. Due to low brand loyalty and price sensitive, customers change their service frequently. Multi SIM users are expected to increase due to the attractive promotions such as free SIM cards or bundling services. However, pricing structure should be changed when the Interconnection Charge is implemented. It is expected that the operators should create promotions supporting Interconnection Charge and promoting using within their networks.

Unsaturated market has high growth potential, which are rural and provincial areas. Nationwide coverage is the most important factor of selecting the service. As a result, the operators have been investing in networks in order to support customers' needs.

Satellite and International Business

Shin Satellite Public Company Limited (SATTEL), its subsubsidiaries and associated companies operate four types of business – satellite transponder leasing and related services, Internet–related services, telephone–related services, and telephone directories and distribution.

Satellite Transponder Leasing and Related Services

SATTEL has a 30–year concession from the Ministry of Information and Communication Technology (MICT or the ICT Ministry), expiring in 2021, to operate the national satellite communications project. Currently, SATTEL operates four satellites including Thaicom 1A, Thaicom 2, Thaicom 5, and IPSTAR.

Thaicom 1A, 2, and 5 are termed conventional satellites, providing broadcasting and telecommunications services over a wide coverage area stretching from Europe to Australia. These satellites are used for free–to–air television broadcasting, Direct–to–Home (DTH) broadcasting, and telecommunication services.

IPSTAR, which is the first broadband satellite in Asia–Pacific region, launched into the orbit in August 2005, offers a variety of the high–speed broadband satellite solutions via Internet Protocol (IP) network throughout the Asia Pacific Region. Such services include voice, data, and video applications for corporate and end users at the affordable prices.

SATTEL has started its marketing activities on IPSTAR since 2001. It has provided the first generation service with Thaicom and other satellites. With the new technology, the capability of transferring data is improved significantly as well as reducing cost of service. After the success of IPSTAR launch, SATTEL has provided the full service with IPSTAR gateways and the satellite, which much help improve efficiency. Since IPSTAR uses the cellular technology which the frequency can be reused, its capacity is as much as 45 Gbps, or 20 times more than conventional satellites. Moreover, it is able to serve broadband Internet for millions of users for both individuals and organization.

Internet-Related Services

CS LoxInfo Public Company Limited (CSL) provides Internet service under the brand "CS LoxInfo". It provides the services via leased line, telephone line, high-speed network, and IPSTAR, with nationwide network. With its efficient service management, various value-added service, and after-sale service, CSL has been able to serve the customers' needs.

Telephone-Related Services

SATTEL conducts our telephone-related service through Lao Telecommunications Company Limited (LTC) and Cambodia Shinawatra Company Limited (CamShin), which SATTEL holds through Shenington Pte Ltd (Shenington).

- **Telephone business in Laos PDR:** LTC has a 25-year license, expiring in 2021 to operate Public Switched Telephone Network (PSTN), the cellular phone, the international calling service, and the internet service.
- **Telephone business in Cambodia:** CamShin was granted a 35-year concession from the Cambodia Government, expiring in 2032, to provide fixed-line telephone and mobile phone services under Digital GSM 1800 MHz and 900 MHz, VoIP and Internet services.

Telephone Directory Printing and Distributing Services

The telephone directory printing and distributing services is operated by Teleinfo Media Company Limited (TMC), a subsidiary of CSL. TMC publishes and distributes yellow pages telephone directories in Thailand. To make it more convenient to users, TMC added new channels of accessing information through Internet or call center.

Industry Outlook and Competition

Conventional Satellite

SATTEL experienced a continuous increase in its conventional satellite usages in 2006 due to the increasing demand in Thailand, Indochina and South Asia. Although the price has been declining due to high competition among satellite operators from China, Malaysia, Europe and America, SATTEL has been successful in acquiring competitive advantage by offering Value Added Service such as Video Broadcasting and Protrunk services as well as high-speed Internet to customers.

In 2007, SATTEL will consistently emphasis on the Video Broadcasting Applications by developing joint platform business model. It will cooperate with the teleport partners both in Europe and South Asia region to package a competitive end-to-end transmission solution for customers acquiring satellite distribution using C-band for service areas throughout Asia, Africa, Australia, and Europe.

Broadband Satellite – IPSTAR

At the end of 2006, the number of global broadband lines finally reached 264 million. Point Topics estimates there are 173 million of DSL, cable modem and other broadband Internet technologies, representing 6.1% growth from 2005. Western Europe accounts for 27% of total broadband Internet users, followed by North America with 23.6%. The remaining are from South and East Asia, Asia-Pacific, and Latin America. However, all Asia accounts for 41% of the world's broadband lines. North America and Europe account for nearly half of all broadband access in the world at 54%, with almost an average growth by 33.3% for all broadband users.

DSL continues to be the most accepted media for broadband Internet with a market share of 65.6%, followed by cable modem and other technologies, accounting for 34.6%. DSL experiences superior growth in most countries especially in China, followed by the US, Japan, Germany and France. North America is the leader in cable modem with around 26.8 million users in the third quarter of 2006 (source: www.point-topic.com)

Media and Advertising Business

The Media and advertising business comprises ITV Public Company Limited (ITV), a television station, and SC Matchbox Company Limited (SMB), an advertising production house.

Products and services

Television station

Prior to March 7, 2007, ITV operated Thailand's first UHF master station and a nationwide network of relay broadcast stations under the name "ITV". ITV was granted a BTO concession agreement by the Office of the Permanent Secretary to the Prime Minister's Office ("the Prime Minister's Office") on July 3, 1995, whereby ITV has entered into the UHF radio-television broadcasting agreement (hereinafter referred to as the "ITV Concession Agreement"), to build, transfer and operate a UHF master station for a concessionary period of 30 years, expiring on July 3, 2025. Under the ITV Concession Agreement, ITV shares its revenue with the Prime Minister's Office at the rates specified therein from the total revenue received by ITV. However, ITV's operation ceased on March 7, 2007.

ITV attempted on several occasions, unsuccessfully, to negotiate amendments to the ITV Concession Agreement in order to amend the programming mix provisions and to lower its annual concession fees. As a result, and in accordance with the ITV Concession Agreement, ITV began arbitration proceedings in 2002 requesting measures to compensate for ITV's damages. As a result of the arbitration award, ITV began payment of the reduced annual concession fee with effect from January 1, 2004 and began changing its programming mix with effect from April 1, 2004. However, the Prime Minister's Office instituted legal proceedings in the Central Administrative Court requesting the revocation such arbitration award. On May 9, 2006, the Central Administrative Court revoked the arbitration award. In addition, on June 7, 2006, ITV filed an appeal with the Supreme Administrative Court, but the Supreme Administrative Court upheld the verdict of the Central Administrative Court on December 13, 2006. As a result, ITV complied with the original terms and conditions as specified in Clause 5 of the ITV Concession Agreement regarding payment of the concession fee beginning in year 1996 and Clause 11 regarding the proportion of news, documentaries and socially beneficial programs to be not less than 70% of the total on-air timing, and the restriction of programs during 7.00 p.m. to 9.30 p.m. period to be solely news, documentaries and socially beneficial programs on December 14, 2006.

In addition, after the verdict, the Prime Minister's Office sent a written notice to ITV requesting ITV to pay the shortfall in amount of concession fees for 2004, 2005 and 2006 amounting to an aggregate of Baht 2,210 million and to pay interest at the rate of 15% per annum from 2004 and a fine for breaching the programming mix required under the ITV Concession Agreement totaling Baht 97.8 billion.

ITV believes that ITV did not breach any provisions under the ITV Concession Agreement because ITV relied on an arbitration award that was given in accordance with the dispute resolution procedures provided for in the ITV Concession Agreement. ITV is therefore not liable to pay interest (calculated from 2004) and such fine, or if ITV is liable to pay such fine, the way the Prime Minister's Office has calculated the amount of the fine is incorrect. The relevant provision in the ITV Concession Agreement (which is in the Thai language) contains wording to the effect that ITV is required to pay a fine "at the rate of 10% of the concession fee for that year calculated on a daily basis". ITV's view is that "calculated on a daily basis" means that the concession fee (which is on a per year basis) should be divided by 365 days to obtain the concession fee per day before applying the 10% penalty rate and multiplying the resulting amount by the number of days of the breach, resulting in a fine of Baht 263 million. However, the Prime Minister's Office is of the view that "calculated on a daily basis" means that the fine should be calculated applying 10% of the annual concession fee amount (without dividing by 365) and multiplying the resulting amount by the number of days of the breach, resulting in a fine of Baht 97.8 billion.

The Prime Minister's Office ordered ITV to pay both the concession shortfall including interest and the fine within March 6, 2007. ITV was unable to find the possible source of funds to pay such amounts of fine. As a result, the ITV Concession Agreement was revoked by the Prime Minister's office on March 7, 2007.

Advertising

SMB's major businesses are advertising service and production. It produces advertising materials and coordinates with the media, which are television, newspapers, radio, advertising sign, and websites. Additionally, SMB organizes event marketing for customers in order to create impressive experience and great attitudes on the products.

Budget Airline Business

Thai AirAsia Company Limited (Thai AirAsia) began operating point-to-point flights from its Bangkok hub on February 3, 2004. At the end of 2006, Thai AirAsia operated 11-aircraft fleet of Boeing 737-300 serving 18 destinations both domestically and internationally, which are Chiang Mai, Chiang Rai, Had Yai, Phuket, Ubon Ratchathani, Udon Thani, Narathiwat, Krabi, Surat Thani, Macau, Kuala Lumpur, Penang, Kota Kinabalu, Singapore, Xiamen, Hanoi, Phnom Penh, and Yangon. Thai AirAsia plans to expand its fleet and add more destinations in Southeast Asia and Southern China. As of today, Thai AirAsia has served more than 6 million customers.

Consumer Finance Business

Capital OK Company Limited (OK) began operating consumer finance business in Thailand in August 2004. Its business comprises personal loan, sales finance, credit cards, and hire purchase. In 2006, personal loan contributed around 70% of total revenues. At the end of 2006, OK's client base totaled approximately 760,000 accounts, with the loan portfolio of approximately Baht 8.6 billion

In 2006, the competition in consumer finance service was fierce from many operators including banks, non-banks, and others. Moreover, since the Bank of Thailand passed a new regulation placing a ceiling on interest rate at 28% per annum on personal loan service, this materially reduce the operators' revenue, while operating costs increase. In order to release the impact, OK has adjusted the strategy to focus mainly on qualification of customers, rather than customers base expansion as in the past. OK has increased the method of customer selection, which would help reduce bad debt and grow profitability in the future.

Risk from being a holding company and is dependent on the receipt of dividends

As a holding company, the Company is dependent on the receipt of dividends from our subsidiaries and associated companies. The payment of which will depend on their future financial performance and cash flow. If the performance of our subsidiaries and associated companies miss the target, the dividend payment made by such companies may lower than the expectation.

In addition, the ability of our subsidiaries and associated companies to pay dividends to their shareholders, including us, is subject to applicable law and/or any restrictions contained in the debt instruments and credit agreements of such companies. Covenants in debt instruments and credit agreements of certain subsidiaries and associated companies may limit their ability to pay dividends.

To mitigate the risks, each business unit is assigned to draw up a business plan and set out business strategies as well as a budget for the following year. Each plan is required to be reviewed and approved by its board of directors prior to implementation. In general, the Company's executive committee meetings are held on a monthly basis for consideration and follow-up of business plans, evaluation of business performance, financial management, and marketing strategies to ensure that the appropriate risk management is achieved on a timely basis.

Risk arising out of business expansion

The group's associates and subsidiaries continue to expand their business to enhance competency as well as to incorporate new products and enhance services. Should such companies find it unable to obtain necessary investment capital by themselves, the Company, as a major shareholder, would be at risk of injecting more capital. This should not be a great difficulty to the company, given its strong financial status and sustainable cash inflow from dividend income from subsidiaries and associates that should maintain its liquidity and cash flow. To further reduce this risk, any new investment project will be carefully reviewed prior to approval, in order to ensure that the appropriate return is delivered. The group also places a strong emphasis on maintaining good relationship with investors and financial institutions, both local and foreign, for possible future financing needs.

Foreign Exchange Risk

Because the SHIN group's investment lies mainly in telecommunication and satellite services, and the consumer finance' loan is partially in foreign currency, the group is by necessity exposed to foreign exchange risk.

The group focuses on risk management via the use of hedging instruments, entering into a forward contract in foreign currency to soften the risk from foreign currency fluctuation. The group has consistently been very conservative in its financial policies; its policy to manage foreign currency risk is based on net foreign currency dominated transactions, revenue structure and cash flow structure. After careful and detailed analysis, the most appropriate financial instrument is selected.

As of December 31, 2006, the Company and its subsidiaries had outstanding foreign currency assets and liabilities at Baht 1,816.07 million and Baht 18,694.49 million, respectively after foreign currency forward contracts and cross currency interest rate swap and foreign options (details are as shown in notes to financial statement 34).

Risk on litigation which we are not a party may result in a revocation of concession agreements of AIS and SATTEL

On March 20, 2006, Mr. Satra To-Orn submitted a complaint to the Central Administrative Court against the Ministry of Information and Communications Technology (the "ICT Ministry"), the Ministry of Transportation (the "Transport Ministry") and the Prime Minister's Office (the"PRIME MINISTER'S OFFICE"), requesting the court to (i) order the defendants to terminate the concession agreements entered into with AIS, SATTEL and ITV and (ii) grant a temporary injunction preventing Temasek from taking any action or receiving any benefit under these concessions.

Mr. Satra claims that the defendants should have terminated the concession agreements following the transfer of the Company shares to new shareholders because these businesses utilize Thai national resources that must be owned and operated for the benefit of the Thai people under applicable Thai law. The case is in the process of being heard in the Central Administrative Court.

We cannot predict what the outcome of the proceedings will be, or whether the AIS and SATTEL concession agreements will be revoked as a result of this litigation. We understand that the government authority is able to terminate the concession agreement based on the condition that we are in breach of the term of the concession agreement; and according to the Telecommunication Business Operation Act B.E. 2544 (2001)(TBO), any revocation or cancellation of the concession should be occurred after notice for rectification of the default had been submitted. If the company is unable to remedy such default within the time period, the National Telecommunications Committee (the "NTC") is able to revoke or cancel the concession agreement. The Company can not ensure that the outcomes will not materially and adversely affect our business, financial condition, result of operation and prospects.

Risk if we are deemed to be a "foreigner"

The Thai Government regulates the level of permitted foreign shareholdings in Thai companies, either directly or by providing a definition of "foreigner" that is used in other Thai laws and regulations, such as the TBO Act, which regulates the Thai telecommunications and satellite industries. There is a risk that one of the indirect Thai shareholders of Cedar, one of our principal shareholders, will be deemed to be a "foreigner" as a result of ongoing investigations if the indirect Thai shareholder is found to be holding shares on behalf of foreigners in breach of the Foreign Business Act. If the indirect Thai shareholder is deemed to be a "foreigner," then Cedar, the Company and the companies in the group could also be deemed to be a "foreigner." At this moment, there is a proposed changes to the Foreign Business Act, if enacted, it may also result the Company and the companies in the group being deemed to be a "foreigner" under the Foreign Business Act and, consequently, under other relevant Thai laws and regulations.

Under the TBO, if the Company and the companies in the group being deemed to be a "foreigner", the concession agreement of Company and the companies in the group may be revoked or suspended including ordered by the court or the relevant government authority to halt our business operations based upon our "foreigner" status. Moreover, the court or the relevant government authority may revoke or fail to renew or grant the required business licenses for the same reason. Any failure to hold a material license could also require us to halt our business operations and the Company and the companies in the group also subject to pay the fine according to the applicable law.

Based on our interpretation of the applicable laws, we understand that, prior to the revocation of the concession agreement of AIS, DPC and SATTEL, there is a procedure that NTC should issue a notice to us in order to cure the situation of breach and if we can't cure it within the time period specified by NTC that could also result in the revocation or suspension of the relevant concessions. If Company and the companies in the group are deemed to be the foreigner, the court or the relevant government authority may order the breaching party to halt its business or revoke their partnership. As the Company and the companies in the group are not a party to commit such breach, so according to the applicable laws, and in our view, the court may grant the remedy period to the company or the company in the group in order to rectify its shareholding structure.

Risk arising out of concession agreements and amendments to our concession agreements may not have been duly approved by the Cabinet and may be invalid

Under the Act Permitting the Private Sector to Participate in or Operate State Businesses (the "Private Sector State Business Participation Act"), any joint project or investment by the Government with a private entity, or permission given to a private entity to invest in a business operating under a Government license or concession, with a value of Baht 1 billion or more must be approved by the Cabinet (including the scope of work and the form of agreement). A transitional provision provides that steps taken before the effectiveness of the Private Sector State Business Participation Act are enforceable, but any new arrangement must be approved by the Cabinet.

It is unclear whether the Private Sector State Business Participation Act or the transitional provision applies to amendments made to concession agreements entered into before the Act became law.

After the Private Sector State Business Participation Act became law, prior Governments entered into new concession agreements with DPC or amended pre-existing concession agreements with AIS and SATTEL without obtaining Cabinet approval.

The Government is considering various options e.g. submitting all affected concession agreements and amendments to the Cabinet for ratification; the amendment of concession agreements; the termination of all concession agreements, entry into new concession agreements with the relevant concessionaires or the imposition of a fine on the relevant concessionaires.

The Company can not ensure whether the outcomes will not materially and adversely affect our business, financial condition, result of operation and prospects.

Wireless Communications Business

Risk arising out of changes in laws, regulations, and government policies

In accordance with Thailand's commitment to the World Trade Organization ("WTO") to liberalize its communications sector by 2006 and the former constitution of the Kingdom of Thailand adopted in 1997 ("1997 Constitution"), the Thai government embarked on a reform of the country's communications regulatory regime beginning in 1997.

In October 2004, the NTC was established as the new independent regulator of the communications industry in Thailand. The NTC has issued various regulations in relation to the communications industry. The NTC is expected to issue a number of additional policies and regulations that may have a significant impact on our telecommunications and satellite businesses, including those relating to the allocation of radio frequencies and other telecommunications resources and the promotion of specific telecommunications services deemed beneficial to economic and social development.

Because the NTC is a newly established body, we cannot predict how it will exercise its regulatory authority, the nature and scope of the policies and regulations it will issue in the future, how it will supervise the implementation of its existing and future policies and regulations and what the impact of any of the actions that the NTC has taken since its formation will be. In particular, we cannot predict the impact that the new licensing system or other regulations may have on concession rights granted to AIS, DPC and SATTEL, for example the announcement of Number Portability which may be put into practice in the future.

Delays in the organization of the National Broadcasting Commission (the "NBC"), a separate regulator for radio, television and other broadcasters, have led to significant uncertainty regarding the allocation and management of radio frequencies in Thailand, including our mobile telecommunications business. Because telecommunications operators will require radio frequencies to provide 3G services, the NTC may not issue any licenses to operate a 3G network or to provide 3G services in Thailand until the NBC is in existence. We cannot predict when the NTC will begin issuing 3G licenses or whether we will be successful in obtaining such licenses. This may affect AIS as the concession agreement with TOT will end in 2015.

The uncertainties arising during this significant reform of Thailand's communications regulatory regime may adversely affect our ability and the ability of each of AIS and DPC to, among other things, implement our business strategies or successfully adapt to the changing market conditions. While we believe that the establishment of an independent regulator is a positive development for private operators such as ourselves, the NTC and the NBC, or other regulatory bodies may take actions that could be detrimental to AIS and DPC.

Risk arising out of competition

The Thai mobile telecommunications industry is highly competitive and has recently experienced periods of intense price competition. In 2006, price competition was particularly intense, with competitors significantly reducing tariffs and extending promotional periods for service packages. Tariff reductions negatively affect mobile operators' revenues, margins and ARPU.

Thailand's mobile telecommunications industry is highly competitive and is susceptible to periods of intense price competition. If the Thai mobile telecommunications industry remains susceptible to future periods of intense price competition, this may affect to AIS' lower ARPU and revenue, a slow customer base expansion as well as higher churn rate which leads to higher cost in acquiring new customers or get slower rate in revenue growth.

However, price competition may lessen in 2007 when the NTC implements a network interconnection charge. This will bring to an end the situation of unreasonably low rate charging which has recently occurred especially with cross–network calls. AIS customers will therefore benefit from making calls within the AIS network with more than 19 million numbers at a special rate.

In order to avoid a price war, AIS has differentiated itself from other service providers by placing a special emphasis on providing a quality service in all operational aspects. A high quality network offers an easy connection and extensive coverage, a wide range of services that respond to customers' needs, extensive service operation and application as well as innovative tariffs that cater for a range of consumers' behaviors. AIS has also managed the cost structure based on a balance between cost, investment and revenue.

Risk arising out of technology change

The mobile telecommunications industry is characterized by rapid and significant changes in technology. AIS may face competition from other telecommunications technologies and will likely face further competition in the future from additional technologies, including existing technologies that are not yet widely used in Thailand such as 3G and WiMax, technologies that are currently under development and future technologies that have not yet been invented.

As a result, AIS has prepared all–time readiness by updating all information related to technology, and by adopting new technology such as special techniques to expand signaling channels for convenient calling during congested periods. Furthermore, AIS has implemented a specially designed network for buildings and parking areas, established a Network Operation Centre (NOC) to act as a fault detection system, and provided a redundancy system and 24–hour nationwide signaling quality check system utilising Automatic Network Testing System (ANTS) technology in preparation to manage any future change.

For 3G network planning, AIS has prepared employee readiness in 3G technology by creating a special 3G project team responsible for developing a 3G e–learning program to both provide 3G knowledge and to develop 3G competency. Furthermore, a working team has been set up to estimate the number of potential customers, and design products and services so that when the NTC announces 3G rules and standards, AIS is ready to provide such products and services to its customers.

Satellite and International Business

Risk arising out of break down or malfunction in orbit of satellite

Satellites are highly complicated systems and may be sensitive to the space environment. Once in orbit, malfunctions may occur for various reasons and lead to a decrease in their remaining operational life and/or a permanent or intermittent reduction in their transmission capacity. This could adversely affect SATTEL's service to customers and make it more difficult to acquire new customers. However, specifications design for satellites are far superior to most other types of vehicle and satellites are designed to withstand a certain amount of wear and tear in space and it is rare that they suffer damage that is severe enough to bring complete failure. SATTEL maintains a contingency plan to minimize adverse effects on customers in the case of severe damage to a satellite. This includes transferring as many as possible to available transponders on the remaining Thaicom satellites. SATTEL has also made agreements for temporary use of satellites operated by other companies, e.g. ST–1, until a replacement satellite is launched (manufacture and launch is estimated in the ranging of 15–18 months).

SATTEL is aware of the potential risks of satellites in geostationary orbit and minimizes such risks by fully insuring its satellites. SATTEL and the MICT are co–beneficiaries. The insurance policy is for full coverage with partial loss, meaning that SATTEL can immediately make a claim when the satellite is partially damaged. The insured value equals the satellite's book value at the time the contract was issued. The insured value does not cover compensation for loss of revenue, to the company or its customers, arising from satellite damage. This could possibly affect SATTEL's operational performance.

Risk arising out of a few major customers contributes a significant portion of SATTEL's revenues

SATTEL generates a significant portion of its revenues from a small number of customers, which are mostly broadcast and telecommunications operators. In 2006, SATTEL's three largest customers represented 29.0% of its consolidated revenues from sale and service.

Any of SATTEL's major customers could decide to terminate their contracts, not to renew them, or to renew them on conditions, particularly concerning prices, less favorable to SATTEL. In addition, major customers could find themselves in financial difficulties, which could result in late payments or payment default and thereby have a material adverse effect on SATTEL. However, these group of customers has paid for the service fee on regular basis since they are depending on satellite transmission to broadcast their video content. In addition, to change to a competitors' service is accompanied by technical hurdle of relocating or repositioning the equipment to access the other operators' satellite.

Risk arising out of the demand of satellite service

The growth of SATTEL's conventional satellite business depends, in particular, on the growth prospects in demand for video services, which may not materialize.

The development of IP communications services and the utilization of IPSTAR's spot beams in each coverage area will depend, in part, on continuing growth in the demand for IP and broadband services in these areas, which is not guaranteed and is difficult to predict. The demand for IP and broadband services may decrease or may not continue to grow as fast as it has done over the past few years. Even if demand grows, SATTEL may face increasing competition from terrestrial technologies.

Risk arising out of competition from other satellite operators, terrestrial network operators and Internet services providers

SATTEL is the only satellite operator in Thailand. However, the new licenses may be granted to new entrants in the future. Internationally, the competition is in Indochina, where primary competitors are e.g. AsiaSat, Intelsat and Palapa. Some of these competitors offer satellite capacity or geographic coverage that is larger than SATTEL's and may have greater financial resources. SATTEL also competes with international, regional or national satellite operators, some of whom have advantages in their domestic markets.

In addition, consolidation within the satellite industry could result in larger satellite companies having greater economy of scale, which could result in more intense competition. Increased competition between satellite operators could lead to greater pressure on prices, which could have a material adverse effect on SATTEL.

SATTEL also competes with terrestrial network operators (cable, fiber optic, DSL, microwave radio broadcasting and VHF/UHF broadcasts, digital in particular) for numerous transmission services and value-added services, in particular for IP broadband access as well as broadcast of video programs. These terrestrial networks usually offer transmission capacity at prices that are much lower than those offered by satellite operators. Any increase in this competition could result in increased price pressure for satellite telecommunications and broadcasting services. In addition, any improvement or increase in geographic penetration by terrestrial network operators could result in SATTEL's customers choosing the telecommunications solutions offered by these operators, thereby making it difficult for SATTEL to retain or develop its customer portfolio. Any increase in competition with terrestrial network operators could therefore have a material adverse effect on SATTEL.

Risk arising of technology change

The broadcasting and telecommunications industry is subject to rapid technological changes. However, technology for conventional satellites in fact have not changed that much. Customers select their satellite operator based on service quality and policies as well as competency rather than technological advancement. For broadcasting service which is the major service of conventional satellite business, SATTEL continually studies how to develop satellite service technology in preparation for replacement of existing satellite.

Risk arising out of re-negotiating repayment and other terms of credit agreements

SATTEL is a party to credit agreements, each relating to the financing of IPSTAR and Thaicom 5. Because the launch of IPSTAR and the roll-out of services relating to IPSTAR took longer than anticipated, SATTEL is in the process of re-negotiating with the lenders to reschedule repayments under, and amend other covenants contained in, these agreements. SATTEL has obtained a deferral of principal from its creditors under the credit agreements, extended to April 13, 2007, and is required to make only interest payments until an agreement can be reached or the expiry of the deferral, whichever is earlier. We cannot assure you that SATTEL will be successful in re-negotiating repayment and other terms of these credit agreements. If SATTEL is unsuccessful, SATTEL will be required to make principal repayments according to the existing repayment schedule before realizing the full revenue stream that it expects from these satellites, which could have an adverse impact on SATTEL's cash flow and liquidity and materially affect SATTEL.

Risk arising out of accused of breaching the satellite concession agreement.

SATTEL operates satellites under the terms of the satellite concession agreement. Any breach of one or the satellite concession agreement may result in its revocation, which would have a material adverse effect on our business, financial condition, results of operations and prospects. According to various news reports, SATTEL has been accused of breaching of following provisions:

Provision relating to backup satellites. Under the satellite concession agreement, SATTEL is required to provide a back-up satellite to each main satellite that it launches into orbit. There is skepticism on whether IPSTAR can be considered a backup for Thaicom 3 and/or Thaicom 5 because IPSTAR has different technical specifications than Thaicom 3 and/or Thaicom 5. However, we cannot predict what the outcome of the investigation or any potential consequences might be.

Provision relating to percentage shareholding. For the purpose of the necessity of fund raising through the public offering of SATTEL, the satellite concession agreement was amended in 2004 to lower the percentage shareholding in SATTEL that the Company was required to own from 51% to 40%. However, in the event of considering and interpretation of the Private Sector State Business Participation Act resulting that the amendment had to be approved by the Cabinet but such approval was not obtained. Consequently, the amended provision may be nullified and SATTEL would be in breach of the original provision because the Company owned 41.3% of SATTEL as of December 31, 2006.

Provision relating to insurance. As a result of the damage to Thaicom 3, SATTEL received insurance proceeds amounting approximately US$33.0 million which it placed in an escrow account outside Thailand and subsequently used for the construction and launch of Thaicom 5 and for the interim lease of transponder capacity. However, the Budgetary Procedure Act B.E. 2502 (1959) specifies that all monies received by a Thai government agency must be remitted to the Ministry of Finance. If such interpretation applies for this case, as the ICT is a co- beneficiary of the insurance proceeds, the deposit of insurance proceeds in the escrow account outside Thailand may not comply with the requirements of the Budgetary Procedure Act.

Media and Advertising Business

Risks following the revocation of ITV concession

Prior to March 7, 2007, ITV operated a television station under the concession agreement. ITV instituted arbitration proceedings against the Prime Minister's Office in relation to the allocation of the type and amount of airtime of programming in general, and during the prime 7:00 pm to 9:30 pm period, and a reduction in the annual concession fees payable by ITV.

As a result of the arbitration award in ITV's favor, ITV began payment of the reduced annual concession fee with effect from January 1, 2004 and began changing its programming schedule with effect from April 1, 2004. The arbitrative verdict is final, effective immediately and obligatory to the involved parties, as per clause 15 of the concession. However, the Prime Minister's Office instituted legal proceedings in the Central Administrative Court challenging the arbitration award on the grounds, among others, that the arbitration award was contrary to Thai laws, public order and good morals, arguing that some provisions in the ITV Concession Agreement, including the provision that ITV relied upon to obtain (and the arbitrators relied upon to grant) the arbitration award was not approved by the Cabinet before the ITV Concession was amended by the parties and therefore did not form part of the ITV Concession Agreement. On May 9, 2006, the Central Administrative Court accepted the grounds raised by,

and argument of, the Prime Minister's Office describe above and revoked the arbitration award. As a result, the original minimum concession fee amount of Baht 1,000 million per year for 2005 onwards (Baht 900 million for 2004) applied instead of the Baht 230 million per year that ITV had paid during the period from 2004 to 2006. ITV filed an appeal with the Supreme Administrative Court, but the Supreme Administrative Court upheld the verdict of the Central Administrative Court on December 13, 2006. After the verdict, the Prime Minister's Office sent a written notice to ITV requesting ITV to pay the shortfall in amount of concession fees for 2004, 2005 and 2006 amounting to an aggregate of Baht 2,210 million and to pay interest at the rate of 15% per annum from 2004 and a fine for breaching the programming schedule required under the ITV Concession Agreement of Baht 97,760 million. The Prime Minister's Office sent a reminder letter dated January 31, 2007 to ITV demanding the payment within 30 days after the receipt of the letter (March 6, 2007) of the concession fee shortfall of Baht 2,210 million, interest from 2004 and a fine of Baht 97,760 million. ITV did not make payment of the amounts demanded by the Prime Minister's Office by March 6, 2007. On March 7, 2007, the Prime Minister's Office notified ITV that it had revoked the ITV Concession Agreement with immediate effect and demanded that ITV transfer any assets that are required to be transferred to the Prime Minister's Office under the ITV Concession Agreement. ITV may become bankrupt. The Prime Minister's Office has taken the position that notwithstanding the revocation of the ITV Concession Agreement, ITV is still liable to pay the concession fee shortfall of Baht 2,210 million, and a fine of Baht 97,760 million. Therefore, the Prime Minister's Office may institute proceedings to declare ITV bankrupt or insolvent, and could take steps to wind up ITV or seize control of the assets that are not required to be transferred under the ITV Concession Agreement. The effect to the Company is expected at the book value of investment in ITV which was Baht 293 million at December 31, 2006.

Budget Airline Business

Risk arising out of competition in the airline industry along with competition from other forms of transportation and communication

The airline industry is highly competitive. TAA faces competition from the full-fare airline and Thai and regional low cost airlines. TAA may have a loss in certain routes with highly price competition from other airlines. TAA also faces competition from ground transportation alternatives, which are the traditional means of transportation used by substantially of the population in TAA's market. Besides, teleconferencing and other methods of electronic communication also add a new dimension of indirect competition to the industry as they are low-cost substitutes for air travel. However, TAA focuses on strengthen its brand and brand awareness, and cost efficiency in order to offer the fare at lower than those offered by traditional full-service airlines. This is, as a result, making flying affordable to more people with incredibly low fares.

Risks arising out of fluctuation of jet fuel price

Jet fuel cost is a major expense of TAA. Fluctuation in jet fuel price in the past year had a direct impact to TAA's operating result. In addition, the continuing fluctuation is foreseen in this year. To mitigate the risk, TAA has adopted the jet fuel price hedging policy. Additionally, fuel surcharge has been imposed by TAA at the reasonable level so that the impact of fuel price fluctuation is somewhat alleviated.

Risks arising out of Thailand tourism industry may affect by uncontrollable factor

Since TAA's business is depend on Thailand's tourism industry, any situations such as world and local economy conditions, political uncertainty, natural disaster, the Baht appreciation, and other similar events occurred in the regions including the higher airport fees and expenses born by the traveler, may affect Thailand as tourist destination and TAA's operation.

Consumer Finance Business

Risk arising out of volatility in interest rates

OK's operating result depend on the margin or "spread", between interest rate on its earning assets and interest rate paid on its interest-bearing liabilities. The Bank of Thailand regulations limit the maximum rate of interest that consumer finance companies can charge their customers to 15% per annum and limit the maximum rate of interest, fines, service and other fees to a maximum of 28% per annum. The Bank of Thailand regulations also limit the maximum rate of interest that credit card operators can charge on their credit cards to 18% per annum for charges incurred before December 1, 2006, and 20% per annum for charges incurred after December 1, 2006. Where as, the interest rate on interest-bearing liabilities depend on market trend. The rise in interest rate of OK 's borrowing will cause an unfavorable impact to its financial status, operating results and business opportunities. However, OK mitigates the risk by borrowing some fixed interest rate loans to bring down the risk from fluctuation of interest rate.

Risk arising out of competition

Thai consumer finance industry is very competitive. OK's primary competitors are major domestic bank and foreign bank branches operating in Thailand as well as Thai consumer finance companies. Furthermore, in recent years, the Government has implemented a policy of deregulating domestic financial and banking markets by allowing banks and financial institutions to provide a wider range of services, by permitting increased competition from foreign banks and other financial institutions and by broadening the range of investment instruments, such as mutual funds, available to the public. Consistent with this general policy trend, in January 2004, the government announced the Financial Sector Master Plan, which may further promote consolidation and competition in the financial sector by encouraging banks to diversify their operations and other Thai banks and finance companies have merged or entered into discussions regarding mergers.

OK may also face increased competition in the future from banks and other financial institutions and consumer finance companies, which will obstruct the business expansion and cause an unfavorable business prospects. However, its branches and nationwide distribution channels and its well–known brand will be its key competitive advantage.

Risk arising out of insufficient working capital

Currently, OK's source of funds for its business is based mostly on loans from banks and finance companies. As of December 31, 2006, the company's total borrowing was approximately Baht 10,100 million, most of which were short–term borrowing. In addition, its current operating loss will be an obstacle to raise more funds. Therefore, the company mitigates the risk by sourcing money from various sources of fund i.e. borrowing the money from various banks and finance companies from both domestic and international. Moreover, OK has managed its credit approval policy to match with its source of fund to avoid liquidity problem.

Risk arising out of an effect on customers' ability from the economic downtrend

Thai consumer finance companies are subject to the credit risk that borrowers may not be able to make timely payment or unable to comply with the loan agreement, especially during the economic downtrend given that most of the customer are those middle to lower income segments and mostly unsecured. OK mitigates the credit risk by focusing on customer debt serviceability analysis as well as performing the customer segmentation to reflect their risk level. OK also have the risk management function to monitor the lending portfolio performance and issue and revise the credit policy which helps reducing the credit risk. In addition, OK has set a strategy to focus on the quality of the loan portfolio rather than concentrate on the portfolio expansion. OK has tightened its credit policy to assure the quality of new loan booked and limit the credit loss.

Risk arising out of changes in laws, regulations, and government policies

The personal loan and sale finance business offered by a non–bank entity, come under the "Notification of the Bank of Thailand Re: Prescription of Rules, Procedures, and Conditions for Undertaking of Supervised Personal Credit Business of Non Bank Business" which came into effect on July 1, 2005 and the new notification, which came into effect on January 1, 2007. The credit card business is regulated under the "Notification of Bank of Thailand Re: Prescription of Rules, Procedures, and Conditions for Undertaking of Credit Card Business" as promulgated on March 4, 2005 and the new notification, which came into effect on December 1, 2006. The non–bank financing and credit card business also comes under "Ministerial Notification of the Licenses Business under Section 5 of Notification of the Revolutionary Party No. 58" (supervised personal credit business). The rulings now in effect are subject to revision from time to time by the Bank of Thailand, and in compliance with the changes may impact OK's operations in the future. However, OK is confident that it will remain in compliance with any regulation change.

As of December 31, 2006 and 2005

Name	Position	Shin Corporation PLC		Advanced Info Service PLC			
		Ordinary Shares		Ordinary Shares (1)		Debentures (1)	
		2006(1)	2005	2006	2005	2006	2005
Mr. Pong Sarasin	Chairman of the Board of Directors	–	–	–	–	–	–
Dr. Virach Aphimeteetamrong	Independent Director and Chairman of the Audit Committee	–	–	–	–	470	2,000
Mr. Vithit Leenutapong	Independent Director and Member of the Audit Committee	–	–	–	–	–	–
Mr. Somchai Supphatada	Independent Director and Member of the Audit Committee	–	–	–	–	–	–
Mr. Phoon Siew Heng	Director	–	–	–	–	–	–
Dr. Vichit Suraphongchai	Director	–	–	–	–	–	–
Mr. Surin Upatkoon	Director	–	–	–	–	–	–
Mr. Boonklee Plangsiri	Director	–	–	–	–	–	–
Mrs. Siripen Sitasuwan	Director	328,851	1,073,065	–	–	–	5,000

Name	Position	Shin Satellite PLC		ITV PLC		SC Matchbox Co., Ltd.		Asia Aviation Co., Ltd.(2)	
		Ordinary Shares (1)		Ordinary Shares (1)		Ordinary Shares (1)		Ordinary Shares (1)	
		2006	2005	2006	2005	2006	2005	2006	2005
Mr. Pong Sarasin	Chairman of the Board of Directors	–	–	–	–	–	–	–	–
Dr. Virach Aphimeteetamrong	Independent Director and Chairman of the Audit Committee	–	–	–	–	–	–	–	–
Mr. Vithit Leenutapong	Independent Director and Member of the Audit Committee	–	–	–	–	–	–	–	–
Mr. Somchai Supphatada	Independent Director and Member of the Audit Committee	–	–	–	–	–	–	–	–
Mr. Phoon Siew Heng	Director	–	–	–	–	–	–	–	–
Dr. Vichit Suraphongchai	Director	–	–	–	–	–	–	–	–
Mr. Surin Upatkoon	Director	–	–	–	–	–	–	–	–
Mr. Boonklee Plangsiri	Director	500	500	–	–	10	10	1	–
Mrs. Siripen Sitasuwan	Director	–	–	–	–	10	10	1	–

(1) The number of ordinary shares and debentures includes that of held by spouse and children age under 20.

(2) Asia Aviation Co.,Ltd. was establshed in 2006.

Name	Position	Capital OK Co., Ltd.		I.T. Applications and Services Co., Ltd.	
		Ordinary Shares [1]		Ordinary Shares [1]	
		2006	2005	2006	2005
Mr. Pong Sarasin	Chairman of the Board of Directors	–	–	–	–
Dr. Virach Aphimeteetamrong	Independent Director and Chairman of the Audit Committee	–	–	–	–
Mr. Vithit Leenutapong	Independent Director and Member of the Audit Committee	–	–	–	–
Mr. Somchai Supphatada	Independent Director and Member of the Audit Committee	–	–	–	–
Mr. Phoon Siew Heng	Director	–	–	–	–
Dr. Vichit Suraphongchai	Director	–	–	–	–
Mr. Surin Upatkoon	Director	–	–	–	–
Mr. Boonklee Plangsiri	Director	1	1	1	1
Mrs. Siripen Sitasuwan	Director	1	1	1	1

[1] The number of ordinary shares and debentures includes that of held by spouse and children age under 20.

RELATED TRANSACTIONS

During the year 2006, SHIN group had entered into a number of transactions with related parties, the terms of which are negotiated on an arm's length basis in the ordinary course of business and according to normal conditions. The details of related transactions are disclosed in Note 32 to the Financial Statements ending at December 31, 2006.

RELATED TRANSACTIONS WITH THE RELATED COMPANIES THAT MAY HAVE CONFLICT OF INTEREST

On January 23, 2006, the Shinawatra family, the principle shareholders of SHIN sold all SHIN's shares, representing 49.6% of the paid share capital, to Cedar and Aspen. Consequently, the Shinawatra family and its related parties ceased to be the related parties of SHIN from the date of the sale. However, SHIN disclosed related party transaction with Shinawatra family up to January 31, 2006.

Aspen is a company incorporated in Thailand and an indirect subsidiary of Temasek. Cedar is a company incorporated in Thailand whose shareholders are comprised of The Siam Commercial Bank Public Company Limited holding 5.8%, Kularb Kaew Company Limited ("Kularb Kaew") holding 45.2% and Cypress Holdings Limited ("Cypress"), an indirect subsidiary of Temasak, holding 49.0% of the shares in Cedar. Kularb Kaew was held by four major shareholders, namely, Cypress holding 29.9%, Khun Surin Upatkoon holding 68.0%, Khun Pong Sarasin holding 1.3% and Khun Suphadej Poonpipat holding 0.8%.

Transactions with entitles within the Cedar, Aspen, and Temasek group are recognised as related party transactions of SHIN.

In 2006, SHIN group had significant related transactions with the related companies are as follows:

Name of related company/ Type of relationship	Type of transaction	Amount of significant related transactions ending December 31, 2006 of companies, and its subsidiaries (Million Baht)					Rationale and Price Policy
		SHIN	SATTEL and its subsidiaries	ITV and its subsidiaries	Other companies	Total	
1. Advanced Info Service Public Company Limited and its group (ADVANC)	Expenditure: SHIN group uses a mobile service and other services from ADVANC	0.56	2.70	1.89	24.27	29.42	SHIN group uses a mobile service in order to operate its business as the network is well coverage. It is a normal business and the prices are normally charged at the same rate as external customers.
ADVANC, an associated company of SHIN, which Singtel is a 19.24% shareholder. Singtel is a related company to the new major share–holder group as it has the same major shareholder.	Income: SHIN group provided consulting and management services, maintnance and development of computer program advertising and transponder rental						
	1. Income from consulting, and management services	98.13	–	–	–	98.13	This was a corporate policy. SHIN charged consulting and management services fee based on the percentage of total assets as at the end of the year. SHIN appointed the independent consultants to ensure the price was market comparable. However, in July 2006, SHIN had terminated the management services contracts.
	2. Income from computer services	–	–	–	80.16	80.16	Subsidiaries provide accounting program services specifically for the group. The prices are charged at the same rate as others who provided the same services.
	3. Income from website designing	–	8.45	–	20.44	28.89	Subsidiaries provide website designing. The prices charged are the same rate as external customers.

Name of related company/ Type of relationship	Type of transaction	Amount of significant related transactions ending December 31, 2006 of companies, and its subsidiaries (Million Baht)					Rationale and Price Policy
		SHIN	SATTEL and its subsidiaries	ITV and its subsidiaries	Other companies	Total	
	4. Income from advertising	–	–	28.22	617.02	645.24	A subsidiary provides advertising services and production of advertisements. The prices are normally charged at the same rate as external customers. A subsidiary provides broadcasting of UHF system and lease of equipment for program production, producing TV programs. The prices are normally charged at the same rate as external customers.
	5. Income from transponder rental	–	62.78	–	–	62.78	A subsidiary provides satellite services and rendering transponder services for transmition of television and communications signal. The prices are normally charged at the same rate as external customers.
	6. Income from international roaming	–	6.91	–	–	6.91	A joint venture and a subsidiary provide an international roaming mobile service in Lao PDC and Cambodia. These are normal business and the prices are normally charged at the same rate as external customers.
	7. Income from cash card sale and others	–	–	–	3.82	3.82	A subsidiary provides a cash card to ADVANC. The prices are normally charged at the same rate as external customers.
	8. Dividend Income	7,961.39	–	–	–	7,961.39	As per the resolution of the Shareholder Meeting.

Name of related company/ Type of relationship	Type of transaction	Amount of significant related transactions ending December 31, 2006 of companies, and its subsidiaries (Million Baht)					Rationale and Price Policy
		SHIN	SATTEL and its subsidiaries	ITV and its subsidiaries	Other companies	Total	
2. CS Loxinfo Public Company Limited and its Group (CSL) CSL, an indirect associated company of SHIN (CSL is an associated company of SATTEL), which Singtel is a 13.45% shareholder. Singtel is a related company to the new major shareholder group as it has the same major shareholder.	Expenditure: SHIN group rent leased line internet and advertise in Yellow Pages						
	1. Rental and others	0.86	44.98	1.65	3.28	50.77	CSL provides leased line internet in general. The prices are normally charged at the market rate and comparable to the same level of service.
	2. Advertising	0.16	0.12	0.60	-	0.88	SHIN group advertised in the Yellow Pages. The prices are normally charged at the same rate as external customers.
	Income: SHIN group provided consulting, and management services, maintenance and development of computer program and transponder rental						

Name of related company/ Type of relationship	Type of transaction	Amount of significant related transactions ending December 31, 2006 of companies, and its subsidiaries (Million Baht)					Rationale and Price Policy
		SHIN	SATTEL and its subsidiaries	ITV and its subsidiaries	Other companies	Total	
	1.Income from consulting, and management services	0.25	–	–	–	0.25	This was a corporate policy SHIN charged financial services fee at the market rate based on the actual transactions. However, in July 2006, SHIN had terminated the management services contracts.
	2. Income from computer services	–	–	–	5.55	5.55	Subsidiaries provide accounting program services specifically for the group. The prices are charged at the same rate as others who provided the same services.
	3. Income from advertising	–	–	2.59	3.02	5.61	A subsidiary provides advertising services and production of advertisements. The prices are normally charged at the same rate as external customers. A subsidiary provides broadcasting of UHF system and lease of equipment for program production, producing TV programs. The prices are normally charged at the same rate as external customers.
	4. Income from transponder rental and others	–	21.16	–	0.02	21.18	A subsidiary provides satellite services and rendering transponder services for transmition of television and communications signal. The prices are normally charged at the same rate as external customers.

Name of related company/ Type of relationship	Type of transaction	Amount of significant related transactions ending December 31, 2006 of companies, and its subsidiaries (Million Baht)					Rationale and Price Policy
		SHIN	SATTEL and its subsidiaries	ITV and its subsidiaries	Other companies	Total	
	5. Dividend Income	-	232.59	-	-	232.59	As per the resolution of the Shareholder Meeting.
	6. Income from sale of a subsidiary	32.00	-	-	-	32.00	The sale of a subsidiary was done in order to improve CSL's revenue and diversify its sources of income in the future as a result of the synergy of the ownership. The price was the adjusted book value of a subsidiary.
3. Capital OK Company Limited and its Group (COK) COK had DBS Bank Limited of Singapore as a joint venture shareholder with SHIN. The proportionate transactions with DBS were accounted on January 23, 2006 (the changing date of major shareholder of SHIN) until October 2, 2006 (the date that SHIN acquired all of the COK shares from DBS)	Income: SHIN group provided payroll services, maintenance and development of computer program and advertising.						
	1. Income from payroll and computer services	0.62	-	-	1.16	1.78	Income from payroll service was normally charged at the same rate as external customers. However, in July 2006, SHIN had terminated the contract. Subsidiaries provide accounting program services specifically for the group. The prices are charged at the same rate as others who provided the same services.
	2. Income from advertising	-	-	-	11.78	11.78	A subsidiary provides advertising services and production of advertisements. The prices are normally charged at the same rate as external customers.
	4. Interest income	1.78	-	-	-	1.78	SHIN provided a subordinated loan to COK. The interest was calculated by the average of three banks saving account plus 2%. However COK repaid all loan in September 2006.

Name of related company/ Type of relationship	Type of transaction	Amount of significant related transactions ending December 31, 2006 of companies, and its subsidiaries (Million Baht)					Rationale and Price Policy
		SHIN	SATTEL and its subsidiaries	ITV and its subsidiaries	Other companies	Total	
4. DBS Bank Limited of Singapore (DBS) DBS is a related company to the new major shareholder group as it has the same major shareholder. The transactions with DBS were accounted on January 23, 2006 (the changing date of major shareholder of SHIN) onward.	Expenditure: COK uses Vision Plus System for consumer finance business						
	Computer system service	–	–	–	55.04	55.04	DBS and COK have entered to this contract since 2004, the establishment year of COK and DBS was not related party of SHIN at that time. DBS, a leading bank in Singapore, is an expert in consumer finance business and the system was developed to serve the operation. The prices are charged based on the rate in the agreeable contract.
	The acquisition of investment in COK from DBS:						
	1. SHIN acquired all of the additional share capital of COK which assumed DBS rights.	620.00	–	–	–	620.00	The purpose of this transaction, in September 2006, is to raise fund for COK's working capital and support its future business expansion. Purchased price was at par value.
	2. SHIN purchased all of share capital in COK from DBS	665.00	–	–	–	665.00	This purchase, in October 2006, would allow SHIN to be solely shareholder so that SHIN could enhance its group synergy utilization to strengthen COK presence in the consumer finance market. The price was mutually agreed upon between buyer and seller, based on net book value approach which is generally used in the industry.

Name of related company/ Type of relationship	Type of transaction	Amount of significant related transactions ending December 31, 2006 of companies, and its subsidiaries (Million Baht)					Rationale and Price Policy
		SHIN	SATTEL and its subsidiaries	ITV and its subsidiaries	Other companies	Total	
5. Singapore Telecom Pte Ltd. (Singtel) Singtel is a related company to the new major shareholder group as it has the same major shareholder. The transactions with Singtel were accounted on January 23, 2006 (the changing date of major shareholder of SHIN) onward.	Expenditure: A subsidiary rents satellite transponder.	–	1.74	–	–	1.74	A subsidiary rents satellite transponder to serve Protruck to its customer. The prices are normally charged at the same rate as external customers.
6. Codespace Inc. Some directors of Codespace are directors of SATTEL's subsidiary	Expenditure: A subsidiary hired Codespace to develop products for IPSTAR project.	–	17.31	–	–	17.31	Codespace is an expert in broadband technology. The prices are base on actual work hour plus other actual expenses.
7. Dividend paid to Cedar and Aspen, new major shareholders, and directors of SHIN	Dividend paid	7,923.13	–	–	–	7,923.13	As per the resolution of the Shareholder Meeting.

As a result of the change in major shareholder, the Shinawatra family and its related parties (former major shareholder) ceased to be the related parties. However, SHIN disclosed related party transaction with Shinawatra family up to January 31, 2006 as follow:

Name of related company/ Type of relationship	Type of transaction	Amount of significant related transactions ending December 31, 2006 of companies, and its subsidiaries (Million Baht)					Rationale and Price Policy
		SHIN	SATTEL and its subsidiaries	ITV and its subsidiaries	Other companies	Total	
1. Asset Corporation Public Company Limited (SC) The former shareholder of SHIN held 60.82% (at that period)	Expenditure: SHIN group rent office space at Shinawatra Tower 3.						
	Rental and other services	-	-	6.48	2.18	8.66	SHIN group has been a tenant for many years and has invested heavily in the buildings in order to increase their effeciency. Moving to other premises would incur additional costs. After making enquires, the rent is comparable with the current market rate.
	Income: Subsidiaries provides computer services						
	Income from computer services	-	-	-	0.30	0.30	Subsidiaries provide accounting program services specifically for the group. The prices are charged at the same rate as others who provided the same services
2. S.C. Office Park Company Limited (SOP) The former shareholder of SHIN held 99.99% (at that period)	Expenditure: SHIN group rent office space at Shinawatra Tower 1, 2						
	Rental and other services	1.86	-	-	1.38	3.24	SHIN group has been a tenant for many years and has invested heavily in the buildings in order to increase their effeciency. Moving to other premises would incur additional costs. After making enquires, the rent is comparable with the current market rate.
	Income: Subsidiaries provides computer services						
	Income from computer services	-	-	-	0.28	0.28	Subsidiaries provide accounting program services specifically for the group. The prices are charged at the same rate as others who provided the same services.

Name of related company/ Type of relationship	Type of transaction	Amount of significant related transactions ending December 31, 2006 of companies, and its subsidiaries (Million Baht)					Rationale and Price Policy
		SHIN	SATTEL and its subsidiaries	ITV and its subsidiaries	Other companies	Total	
3. Pramaisuri Property Company Limited (PP) The former shareholder of SHIN held 99.99% (at that period)	Expenditure: A subsidiary rents Thaicom Teleport & DTH .Center at Ladlumkaew Patumtani province to be a gateway station and a backup station of Thaicom at Rattanat–hibeth.						
	Rental and other services	–	0.67	–	–	0.67	Provide a subsidiary with an earth station and backup station for the Thaicom Satellite Station, Rattanathibet. Ladlumkaew is geographically suitable as it is in a different rain cover area from Rattanathibet. The subsidiary paid a fair market price. This was examined by an inde–pendent appraisal and approved by the Audit com–mittee every year.
4. Howcome Entertainment Company Limited (HC) The former major shareholder of SHIN held 58.96% (at that period)	Income: A subsidiary provides advertising service in television.	–	–	0.76	–	0.76	The prices are normally charged at the same rate as external customers.
5. National insurance other companies which related to the former major share–holder OAI Management Co., Ltd. OAI leasing Co.,Ltd Worth Supply Co., Ltd.	Expenditure: SHIN group rents spaces, cars and other services from companies related to the former major shareholder.						
	Rental and other services	0.03	–	–	0.03	0.06	SHIN group uses their services as normal as SHIN group does with other companies and the price was comparble to the market.
	Income: SHIN group provide payroll and computer services						
	Income from payroll and computer services	0.01	–	–	0.08	0.09	Income from payroll service were normally charged at the same rate as external customers. Subsidiaries provide accounting program services specifically for the group. The prices are charged at the same rate as others who provided the same services.

Related transaction policy and procedure

SHIN group has a policy on related transaction procedures based on arm's length principle. The prices are normally charged at the same rate as external customers. If there is no comparable external customer price, SHIN will compare with the products or services given under similar conditions and circumstances. In some cases, we seek appraisal from independent consultants to ensure that the price is fair and reasonable. Similar to other transactions, the approval must come from authorized person (s) according to the type and size of transaction. Moreover, management with conflict of interest in the transaction will not have approval authority for the transaction. Additionally, the Audit Committee is responsible for reviewing the significant related transactions every quarter in order to ensure that no conflict of interest occurred.

When SHIN group has other related transactions which compile to SET regulation, SHIN group has the policy to strictly observe the SET regulation.

Policy and trends of related transaction

SHIN group will continue to follow its policy that the related transactions will be synchronized among its business with rational prices and conditions.

Overview

As at December 31, 2006, the investment value was Baht 41,272 million, a drop of 5.5% from December 31, 2005. Beside the drop of net result from investments, SHIN had recognized the dividends received during 2006 from AIS.

Table 1: Investment portion, investment value and share of the net results as at December 31,2006 and 2005

Unit: Million Baht

Company	Investment portion (%)		Investment value				Share of net results		
	2006	2005	2006	%	2005[1]	%	2006	2005[1]	% increase (decrease)
AIS[2]	42.79	42.83	33,198	80.4	34,253	78.4	6,947	8,024	(13.4)
SATTEL[3]	41.32	41.34	5,557	13.5	5,631	12.9	3	604	(99.5)
ITV[3]	52.92	52.94	293	0.7	2,424	5.5	(1,026)	278	(469.1)
TAA[4]	24.50	50.00	74	0.2	120	0.3	19	50	(62.7)
OK[5]	100.00	60.00	1,786	4.3	906	2.1	(1,516)	(289)	(424.5)
Others			364	0.9	362	0.8	111	56	97.8
Total			41,272	100.0	43,696	100.0	4,538	8,723	(48.0)

1) The amount was restated according to the early adoption of Thai Accounting Standard 56 "Income Tax Accounting"

2) Percentage decreased from the exercise of warrants under the ESOP program and decreased its register share capital due to Treasury Stock Rules.

3) Percentage decreased from the exercise of warrants under the ESOP program of each company.

4) Percentage holding of TAA dropped because SHIN sold its entire holding in TAA (50%) to AA, of which 49% is held by SHIN.

5) Percentage increased from additional capital injection and acquisition from DBS. The status of OK has been changed from a joint venture to a subsidiary since SHIN holds 100% in OK.

In 2006, SHIN paid two dividends out of the cash inflow from the dividends received from its subsidiary and associate particularly AIS. Details of the dividends are as follows:

Unit: Baht million

Source	For period	Baht / share	Amount
Dividends received			
Annual dividend			
• AIS	2H05	3.30	4,170
• Subsidiary	FY05	111	100
Interim dividend			
• AIS	1H06	3.00	3,791
Total dividends received			8,061
Dividends paid			
Annual dividend	2H05	1.35	4,081
Interim dividend	1H06	1.30	4,154
Total dividends paid			8,235
Net dividends paid			(174)

Operating Results

Table 2: Selected financial information

Unit: Million Baht

	2006	2005*	%Inc(Dec)
Net profit	3,410	8,625	(60.5)
Share of net result	4,538	8,723	(48.0)
Basic EPS (Baht)	1.09	2.88	(62.2)

* The amount was restated according to the early adoption of Thai Accounting Standard 56 "Income Tax Accounting"

Net Profit

SHIN's net profit dropped 60.5% from Baht 8,625 million in 2005 to Baht 3,410 million in 2006. This was due to, in 4Q06, SHIN has made an impairment test and recognized the impairment loss of investment in ITV in the amount of Baht 1,105 million since ITV has to follow the previous terms and conditions according to the judgment of the Supreme Administrative Court and there is an uncertainty on the penalty fee arisen from the alteration of television program. Moreover, the net profit dropped from the decrease of share of the net results from investments as follows:

Share of the net results from investments

The share of the net results from subsidiaries, joint ventures and associates dropped by 48.0% from Baht 8,723 million in 2005 to Baht 4,538 million in 2006. The main reasons are given below.

AIS: The share of the net result from AIS dropped 13.4% from Baht 8,024 million in 2006 to Baht 6,947 million in 2006. This decrease was primarily from a drop in revenue due to intense competition. Also, the marketing expenses and selling and administrative expenses increased from the previous year.

SATTEL: The share of the net loss from SATTEL dropped from gain of Baht 604 million in 2005 to Baht 3 million in 2006. This was primarily due to writing off Thaicom 3 in the total amount of Baht 964 million, the amortization costs and the recognition of interest associated with Thaicom 4 and 5 as expenses once the service had commenced in December 2005 and July 2006, respectively. Also, as a result of the strengthening of the Thai Baht and early adoption of accounting policy for derivative financial instruments in Q4/2006, SATTEL reported a rise of gain from foreign exchange this year. Moreover, in 2005, SATTEL recorded the insurance claim on Thaicom 3 in the amount of Baht 1,083 million as other income.

ITV: The share of the net result from ITV dropped 469.1% from a gain of Baht 278 million in 2005 to a loss of Baht 1,026 million in 2006 due to a drop in revenue and a rise in concession fee. The decline in revenue can be attributed to high industrial competition, an economic slow–down and political uncertainty. In 2006, ITV recognized concession fee in the total amount of Baht 2,506 million, compare to Baht 230 million in the previous year. As the verdict overturned an arbitration panel's order, ITV had accrued differences in concession fees payable for the period of 2004–2006 including the penalty interest charged 15% p.a. started from December 14, 2006 onward.

TAA: The share of the net result from TAA dropped 62.7% from a gain of Baht 50 million in 2005 to Baht 19 million in 2006. Apart from the decrease in a percentage holding from 50% to 24.5% (indirectly), in 2006, TAA recorded a loss from foreign exchange while, in 2005, recorded a gain. Excluding the impact from the foreign exchange, TAA generated an operational profit from the extension of routes and the higher in revenue.

OK: The share of the net loss from OK rose 424.5% to Baht 1,516 million in 2006 from Baht 289 million in 2005. Rather than the increase in percentage holding that rose from 60% to 100%, the rise in the net loss was a result of a higher allowance for doubtful accounts and higher expenses for marketing activities.

Financial Position

SHIN's assets net of liabilities, or shareholders' equity, decreased by Baht 1,147 million from Baht 43,168 million as of December 31, 2005 to Baht 42,021 million as of December 31, 2006. SHIN had a cash inflow from additional share capital in the amount of Baht 3,754 million, mainly raised from the exercise of warrant SHIN–W1 in the amount of 159.16 million units at Baht 19.08 per unit. Also, there was a net profit of Baht 3,410 million. The retained earnings dropped due to the dividend payment of Baht 8,235 million.

Cash Flow

As at December 31, 2006, SHIN's cash and cash equivalent was Baht 1,193 million, which was a rise of approximately Baht 866 million from December 31, 2005. In 2006, SHIN had a cash outflow from operating activities in the amount of Baht 142 million compared to Baht 420 million in 2005. The decrease in cash outflow was mainly due to the repayment of Baht 404 million interests on a debenture, which was a one-time payment when the debenture was redeemed in May 2005 before the maturity date.

In 2006, SHIN had a cash inflow from investment activities in the amount of Baht 6,099 million from the following sources:

- The dividend receipt of Baht 8,061 million.
- Cash received from the sale of TAA and ADV in the total amount of Baht 432 million.
- Cash received from the sale of a short-term investment of Baht 200 million.

SHIN had a cash outflow mainly for the additional investment in OK and AA of Baht 2,396 million and Baht 201 million, respectively.

SHIN also had a net cash outflow from financing activities in the amount of Baht 5,091 million, mainly from the following items:

- The receipt from share capital related to warrant SHIN-W1 in the amount of Baht 3,754 million.
- The payment of dividends in the amount of Baht 8,235 million.
- The net repayment of a short-term loan in the amount of Baht 600 million.

Capital Structure and Liquidity

As at December 31, 2006, SHIN's liquidity ratio was 2.01x compared to 0.51x at December 31, 2005. This was due to an increase in cash, especially from the exercise of a warrant and the repayment of a short-term loan. The debt to equity ratio as at December 31, 2006 was 0.02x while it was 0.03x as at December 31, 2005

Management Discussion and Analysis: Advanced Info Service PLC

Operating Results

At the end of 2006, AIS recorded 19.5 million cellular phone subscribers; 2.2 million are postpaid (GSM Advance and GSM 1800) subscribers, and 17.3 million are prepaid (One-2-Call!) subscribers. This represented an increase of 3.1 million subscribers or 19% from 2005. The net profit was Baht 16,256 million, a decrease of 13.2%.

Revenue

AIS recorded total revenues of Baht 91,428 million, a decrease of 1.2%. Revenue from mobile phone services dropped 5.6% from Baht 80,534 million in 2005 to Baht 76,053 million in 2006 as a result of aggressive tariff plans in tough competitive environment during 2006. Conversely, the service revenue in 4Q06 rose 1.9% from 3Q06 as it is a festive season with the highest usage. The sale of handset rose 28.3% from the previous year to Baht 15,375 million in 2006 from Baht 11,983 million in 2005 which represents the strong growth in handset sale.

Costs

Total costs rose by 3.2% from Baht 54,198 million in 2005 to Baht 55,956 million in 2006. Cost of services and equipment rentals dropped 4.4% from Baht 24,205 million in 2005 to Baht 23,139 million in 2006. This was impacted from lower network amortization resulting from a fully amortization of some assets under concession. In 2006, AIS started to book a numbering fee to the National Telecommunications Commission (NTC) at Baht 1/number/month for existing number received before September 2006 and at Baht 2/number/month for new number granted by NTC. While cost of sales were Baht 14,063 million in 2006 increased 30.5% from Baht 10,778 million in 2005. This represented sales margin of 8.5% in 2006 compared to 10% in 2005 due to pressured handset margin in the market and a clearance of stock at year end.

Concession fees and excise taxes

The drop in concession fees and excise taxes to Baht 18,754 million in 2006 or 2.4% was due to lower revenue from the mobile service. However, as per the concession agreement, the concession fee of the postpaid service (GSM Advance) increased from 25% to 30% of revenue, started from October 2005, and GSM 1800 rose from 20% to 25% started from September 2006.

Selling and Administrative expenses

SG&A rose from Baht 10,067 million in 2005 to Baht 11,421 million in 2006 or 13.4%. This was mainly due to higher marketing expenses related to refreshments of its three brands:– GSM Advance, One–2–call! and Sawasdee.

Income tax

The income tax for 2006 was Baht 7,460 million, a 13.4 % drop from 2005 which was in line with the declining of revenue.

Financial Position

Assets

As at December 31, 2006, total assets were Baht 134,301 million, an increase of 4.95% from Baht 127,960 million. This was mainly from the incremental in asset under concession agreement as AIS continued to invest in network capacity and quality.

Liabilities

Total debentures and borrowings in 2006 were Baht 33,149 million rose from Baht 25,451 million in 2005. AIS issued new debenture and had the syndicated loan at the end of 2006 for the purpose of finance capital expenditure, refinance matured debts and support its operation.

Shareholders' Equity

As at December 31, 2006, total shareholders' equity was Baht 77,599, decreased from Baht 79,935 million mainly as a result of dividend paid totaled Baht 18,669 million.

Liquidity

For 2006, cash flow position remained strong as AIS recorded a net cash inflow from operating activities of Baht 35,026 million. The proceeding from short–term loan, new debenture and syndicated loan was Baht 21,895 million. The use of funds included capital expenditure in the amount of Baht 20,097 million, repayment of long–term debenture in the amount of Baht 14,250 million. Also, the dividend payment in the amount of Baht 18,669 million.

Management Discussion and Analysis: Shin Satellite PLC

Operating Results

At the end of 2006, the total number of IPSTAR user terminals (UT) was 66,056 units. The construction of 10 IPSTAR gateways; Thailand, Vietnam, Australia (2 gateways), New Zealand, Myanmar, China (3 gateways), and Cambodia were completed. Also, SATTEL continues to expand its broadband satellite service coverage to the rest of Asia–Pacific region. SATTEL's net loss was Baht 46 million dropped from a gain of Baht 1,337 million in 2005 as a result of the following:

Revenue

SATTEL reported consolidated sales and service income for 2006 of Baht 6,846 million, an increase of Baht 1,257 million or 22.5%, compared to Baht 5,589 million in 2005. This was due to an increase in revenue from the satellites and related services and the telephone business.

Revenue from transponders and related services in 2006 was Baht 4,360 million, an increase of Baht 837 million or 23.8% compared to Baht 3,523 million in 2005.

The IPSTAR service revenue was Baht 1,802 million this year, an increase of Baht 728 million or 67.8% compared to Baht 1,074 million in 2005. The IPSTAR revenue in 2006 was driven by the sales of UT. SATTEL sold around 39,929 UTs in 2006, compared to 17,992 UTs in 2005. There were two major projects; from the Australian Government's project and TOT Public Company Limited (TOT)'s sales expansion plan, which led to the higher number of UTs sold. The Australian Government has encouraged improving broadband Internet coverage in regional, rural and remote areas. In Thailand, TOT saw its high circulation this year due to the supplement of the existing telephone network with IPSTAR system. The transponder utilization rate on the IPSTAR satellite was also higher.

The growth of telephone subscribers in both Laos PDR and Cambodia has resulted in an increase in the subscriber base of every operator. Revenue from the telephone network business in 2006 was Baht 2,406 million, an increase of Baht 405 million, or 20.2%, compared to Baht 2,001 million in 2005.The growth was dominated by prepaid subscribers by LTC. As at the end of 2006, LTC and Camshin had 632,829 and 246,612 subscribers, respectively.

Revenue from the Internet business in 2006 was Baht 80 million, up from Baht 65 million in 2005. This rise was a result of an increase in the number of Internet users of LTC and Camshin.

Costs

SATTEL reported total costs for 2006 of Baht 5,921 million, an increase of Baht 2,021 million or 51.8% compared to Baht 3,900 million in 2005. This was in line with an increase in revenue from the satellite business and the telephone business. Costs accounted for 86.5% of sales and service income, rising from 69.8% in 2005.

Costs relating to transponder leasing and related services were Baht 4,708 million, an increase of 68% from Baht 2,803 million in 2005. This was mainly due to an increase in the amortization cost of IPSTAR assets which begins to be amortized this year as well as an increase in the cost of UT as the sales of UT rose.

Costs relating to the telephone business amounted to Baht 1,133 million, an increase of 12% from Baht 1,012 million in 2005. These were due to increases in the amortization of the telephone network, revenue sharing to the Cambodian government and electricity cost. Costs relating to the Internet business in 2006 were Baht 80 million, a decrease from Baht 85 million in 2005.

Selling and Administrative Expenses

The total SG&A was Baht 1,255 million in 2006, an increase of Baht 245 million, or 24.3% compared to Baht 1,010 million in 2005. This was mainly due to the amortization cost of IPSTAR funding of Baht 137 million in 2006 and an increase in staff cost of Baht 80 million from last year.

Non-recurring Items

In 2006, there was a loss on write–off of the Thaicom 3 satellite of Baht 964 million. This was because, in October 2006, SATTEL de–orbited Thaicom 3 as it had experienced a power failure and could not provide further service. This de–orbit had no impact on its customers as SATTEL had transferred the entire customer base of Thaicom 3 to Thaicom 5 in July. In 2005, SATTEL recorded the Thaicom 3 impairment of Baht 400 million as there was a change in the useful life of the Thaicom 3 satellite. Also, SATTEL recorded one–time income from Thaicom 3 insurance compensation to the amount of Baht 1,083 million. However, such write–off and impairment were non–cash items and would not have an effect on SATTEL's ability to conduct its business.

Interest Expense

The interest expense was Baht 954 million, an increase of Baht 761 million, or 394.3%, compared to Baht 193 million in 2005 due to recognized interest expenses associated with the IPSTAR project and Thaicom 5 project as expenses once the service commences in December 2005 and July 2006, respectively.

Exchange Rate

SATTEL reported a gain of Baht 1,903 million on foreign exchange in 2006, while recorded a gain of Baht 40 million in the previous year because of the strengthening of the Thai Baht in 2006 and the early adoption of accounting policies for derivative financial instruments in 4Q06.

Income Tax

As the early adoption of income tax accounting policy, SATTEL recognized the future tax benefit arising from losses carried forward which can reduce the tax expense in the future as a tax receivable of Baht 401 million in 2006. Moreover, as a result of retroactive, in 2005, SATTEL decreased the income tax expense from Baht 200 million to Baht 32 million.

Financial Position

Assets

At the end of 2006, SATTEL reported total assets of Baht 32,834 million, a decrease of Baht 1,149 million, or 3.4% from the end of 2005. This was caused by a drop in cash and cash equivalents resulting from repayments of long–term borrowings and a decrease in net inventory from the end of 2005.

Liabilities

SATTEL's net borrowing at the end of 2006 were Baht 16,289 million, a decrease of Baht 845 million from Baht 17,134 million at the end of 2005. This was because of a decrease in the long–term loans for the IPSTAR for which SATTEL has started the principle repayments since November 2005,

offset by the long–term loans for the Thaicom 5. As a result, long–term loans went down to Baht 12,674 million, compared to Baht 14,442 million at the end of 2005.

Shareholder's Equity

As at the end of 2006, shareholders' equity was Baht 13,578 million, down by Baht 227 million from Baht 13,805 million in 2005, reflecting net loss in 2006 of Baht 46 million as well as an increase in the loss from foreign currency translation adjustment of Baht 182 million.

Liquidity

At the end of 2006, SATTEL had a current ratio of 0.39x, down from 0.58x at the end of 2005. This was because of an increase of Baht 533 million in the current portion of long–term loans for the IPSTAR and Thaicom 5 while there was a drop of Baht 314 million in cash balance from Baht 677 million at the end of last year to Baht 363 million at the end of this year due to the principle and interest payment of IPSTAR loan and the interest payment of Thaicom 5 loans.

Management Discussion and Analysis: ITV PLC

Operating Results

ITV reported a net loss of Baht 1,783 million in 2006, which dropped from a net gain of Baht 679 million in 2005. As a result of drop in revenue and rise in cost and especially from concession fee.

Revenue

The total revenue of ITV was Baht 2,159 million, which dropped by Baht 185 million due to intensified industrial competitions in the television broadcasting business, uncertainty in the political environment and general economic slow down. Moreover, since mid of 2006, ITV has affected from the uncertainty of program schedule which would be finalized by the Supreme Administrative Court. This caused some clients delayed their decision on buying advertising.

Costs and SG&A

The cost of services rose to Baht 994 million in 2006 due to marketing events mainly related to 2006 Miss Thailand Pageant and 2006 World Cup. The purpose was to boost its advertising sale.

The SG&A dropped by Baht 57 million to Baht 417 million, mainly Baht 30 million was from a drop of employee expenses. As in 2005, the compensation of Baht 25 million to 21 former employees under the verdict handed down by the Supreme Court.

Concession Fees

In 2006 ITV recognized Baht 2,506 million in concession fees, which comprised of Baht 1,000 million in 2006, the accrued differences in concession fees payable to the PMO for the period of 2004–2005, and the penalty interest charged at 15% p.a., as stipulated in the Concession Agreement, totaled Baht 1,506 million. The penalty interest was charged from December 14, 2006 onwards. While, in 2005, ITV recorded a concession fee of Baht 230 million, according to the arbitration panels' ruling dated January 30, 2004.

Financial Position

Assets

At the end of 2006, ITV's total assets were Baht 3,911 million, a rise of Baht 459 million from 2005 due to current assets which rose Baht 618 million of which was cash and cash equivalent.

Liabilities

The liabilities stood at Baht 3,356 million, a rise of Baht 2,240 million or 200.5%. The increase was due to the accrued concessionary fee payable for the period of 2004 – 2006, as well as its applicable penalty interest charges, which was ruled for payment by the ruling of the Supreme Administrative Court on December 13, 2006.

Shareholders' Equity

At the end of 2006, ITV's total shareholders' equity was Baht 555 million, a decline of Baht 1,781 million from last year. The decrease was the result of a net loss of Baht 1,783 million. The debt to equity ratio rose from 0.48x in 2005 to 6.05x in 2006. At present, ITV is in the process of seeking for additional capital from external sources to cover such liabilities.

THE REPORT OF THE AUDIT COMMITTEE FOR 2006

TO THE SHAREHOLDERS OF SHIN CORPORATION PLC

The Audit Committee of Shin Corporation PLC (the "Company") consists of three independent directors who have extensive knowledge and experience in the fields of finance, investment, accounting and auditing. The Audit Committee is chaired by Dr. Virach Aphimeteetamrong and the other members are Mr. Vithit Leenutapong and Mr. Somchai Supphatada. The Audit Committee is authorized by the Board of Directors to perform its duties, and is accountable to the Board as set forth in the Audit Committee Charter.

The former Chairman of the Audit Committee, Dr. Olarn Chaipravat, resigned on April 4, 2006, and the Board of Directors appointed Dr. Virach Aphimeteetamrong in his place and Mr. Somchai Supphatada as a new member of the committee, effective June 30, 2006.

During 2006, the Audit Committee independently performed its duties according to the Audit Committee Charter. A total of nine meetings were held with the management, the Company's external auditors, and the Head of Internal Audit. The Audit Committee's significant activities can be summarized as follows:

1. The Audit Committee conducted a review with the management and the Company's external auditors on the Company's quarterly, yearly and consolidated financial statements for the year 2006. The management has the primary responsibility for the preparation of financial statements and the reporting process. The external auditors are responsible for expressing an opinion on the Company's audited financial statements. Based on this review, the Audit Committee believes that the Company's financial reports have been presented fairly in all material respects, and have provided adequate disclosure that conforms with generally accepted accounting principles.

2. The Audit Committee considered and reviewed connected transactions of the Company and its subsidiaries as required by the Stock Exchange of Thailand. Based on this review, the Audit Committee informed the Board of Directors that all these transactions had been executed pursuant to normal business practice and in the best interests of the Company, and the disclosure of connected transactions and related party transactions among the Company and its group was adequate and correct.

3. The Audit Committee proposed auditors from PricewaterhouseCoopers ABAS Ltd. as the Company's external auditors and determined the audit fee for the year 2007 for approval at the Board of Directors' meeting and the shareholders' meeting. The Audit Committee reviewed the independence of the external auditors, and also applied the five-year auditor rotation as required by the Securities and Exchange Commission (the "SEC").

The Audit Committee conducted a meeting with the external auditors without the presence of the management to consider the risk-based external audit plan and financial controls that the external auditors had recommended.

4. The Audit Committee reviewed and evaluated the Company's internal control system, which consists of management control, financial control and compliance control, based on guidelines from the SEC. In addition, the Audit Committee reviewed the risk management policy and the progress and status of the risk management plan as proposed by the Company's Risk Management Committee. Based on this review, the Audit Committee concluded that the Company's systems of internal control and risk management are adequate and functioning effectively.

5. The Audit Committee reviewed the independence, scope of work and risk-based annual audit plans of the Internal Audit Department. The Audit Committee also reviewed the quarterly internal audit results and the progress of the audit plan, and evaluated the performance of the Head of Internal Audit. Based on this review, the Company's system of internal auditing is adequate and effective.

6. The Audit Committee conducted a review to ensure that the Company is in compliance with all related laws and regulations by assigning the Internal Audit Department to perform the compliance audit, and the Compliance Department and Legal Department to summarize the compliance status report and update the Audit Committee on any major changes in the related regulations. Based on this review, the Audit Committee believes that the Company has performed in accordance with all related laws and regulations without material flaw.

7. The Audit Committee reviewed the Company's corporate governance policy and code of conduct to ensure that they were consistent with international standards and suitable for the current business environment.

8. The Audit Committee has regularly invited the management to exchange their views and opinions, share their expertise and provide updates on the regulations that are relevant to the Company's business operations. This will enable the Audit Committee to perform its duties effectively, and keep abreast of current affairs and any changes that may occur.

9. The Audit Committee has conducted a self-assessment to review and evaluate its performance by benchmarking with the Audit Committee Charter and Good Practices. The performance results have been effective and have followed the terms of reference in the committee's charter.

Moreover, The Audit Committee held a meeting with the Independent Financial Advisor, and gave an opinion on the tender offer for the Company's securities. The Audit Committee unanimously resolved to recommend that the shareholders accepted the offer unless they could sell the securities in the market for a higher price prior to the closing date.

In conclusion, The Audit Committee was of the opinion that during the year 2006, the Company's financial statements were prepared and sufficiently disclosed in accordance with generally accepted accounting principles. The Company has established an effective risk management and internal control system, and practiced good corporate governance.

V. Aphimeteet

Dr.Virach Aphimeteetamrong
Chairman of the Audit Committee
Shin Corporation PLC
February 20, 2007

The Board of Directors is responsible for Shin Corporation Public Company Limited' s financial statements and Shin Corporation Public Company Limited and its subsidiaries' consolidated financial statements, including the financial information presented in this annual report. The aforementioned financial statements are prepared in accordance with generally accepted accounting principles, using careful judgment and the best estimations. Important information is adequately and transparently disclosed in the notes to financial statements for the Company's shareholders and investors.

The Board of Directors has provided and maintained a risk management system and appropriate and efficient internal controls to ensure that accounting records are accurate, reliable and adequate to protect its assets and uncover any weaknesses that may be present in order to prevent fraud or materially irregular operations.

In this regard, the Board of Directors has appointed an Audit Committee to be responsible for reviewing the accounting policy, financial reports, internal controls, internal audit and risk management system. The Audit Committee has also reviewed a disclosure of related party transactions. All their comments on these issues have been included in the Audit Committee Report which is presented in this annual report.

The financial statements of the Company and the consolidated financial statements of the Company and its subsidiaries have been examined by an external auditor, PricewaterhouseCoopers ABAS Limited. To conduct the audits and express an opinion in accordance with generally accepted auditing standards, the auditor was provided with all of the Company's records and related data as requested. The auditor's opinion is presented in the auditor's report as part of this annual report.

The Board of Directors believes that the Company's overall internal control system has functioned up to a satisfactory level and rendered credibility and reliability to Shin Corporation Public Company Limited' s financial statements and Shin Corporation Public Company Limited and its subsidiaries' consolidated financial statements for the year ended 31 December 2006. The Board of Directors also believes that all these financial statements have been prepared in accordance with generally accepted principles and related regulations.

(Mr. Pong Sarasin)
Chairman of the Board

(Mr. Boonklee Plangsiri)
Chairman of the Executive Committee

To the Shareholders of Shin Corporation Public Company Limited

I have audited the accompanying consolidated and company balance sheet as at 31 December 2006, and the related consolidated and company statements of income, changes in shareholders' equity and cash flows for the year then ended of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information in these financial statements. My responsibility is to express an opinion on these financial statements based on my audit. The consolidated and company financial statements (before restatement) of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited for the year ended 31 December 2005, were audited by another auditor from the same firm as myself, whose report dated 1 March 2006, expressed an unqualified opinion on those statements.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated and company financial statements referred to above present fairly, in all material respects, the consolidated and company financial position as at 31 December 2006, and the consolidated and company results of operations, and cash flows for the year then ended of Shin Corporation Public Company Limited and its subsidiaries, and of Shin Corporation Public Company Limited, respectively, in accordance with generally accepted accounting principles.

Without qualifying my opinion, I draw attention to Notes 2 and 35 to the financial statements that;

a) The Supreme Administrative Court has overturned the arbitration decision which resultes in ITV, a subsidiary, having to pay the Office of the Permanent Secretary of the Office of the Prime Minister ("PMO") the unpaid concession fee totalling Baht 2,210 million. The PMO claimed that the payment must be made within 30 days after ITV received the notice on 1 February 2007. ITV is currently trying to find sources of funds to settle such debt. Based on ITV's cash flow projection, ITV expects that it will need additional funds of approximately Baht 1,500 million in order to settle the debt and to continue its operations in the forthcoming 12 months. This event indicates a material uncertainty which may cast significant doubt on ITV's ability to continue as a going concern and the impairment of ITV's concession assets, the results of which depend on the ability to find sources of funds and the ability to generate cash flows from operations.

b) In addition to the unpaid concession fee, the PMO has claimed ITV to pay 15% interest per annum on the total unpaid concession fee and the penalty arising from the alteration of television programming of Baht 97,760 million. The PMO claimed that the payments must be made within 30 days after ITV received the notice on 1 February 2007. ITV has submitted the dispute in respect of the interest and the penalty arising from the alteration of television programming to the Arbitration Panel. However the PMO, on 27 January 2007, submitted a letter to Arbitration Institute disputing ITV's petition. The ultimate outcome of this matter cannot be determined presently. No liability has been provided in the financial statements for the interest and penalty. This matter has a significant impact on ITV's operating results and financial position.

c) The auditor of ITV has expressed a disclaimer of opinion on the ITV 2006 financial statements because of the significance of the matters discussed in a) and b). Assets, liabilities of ITV included in the consolidated financial statements as at 31 December 2006 represent 4.61% and 9.73% of consolidated total assets and liabilities, respectively and the net asset of ITV included in the company's financial statements as at 31 December 2006 is Baht 293 million.

SUCHART LUENGSURASWAT
Certified Public Accountant
(Thailand) No. 2807
PricewaterhouseCoopers ABAS Limited
Bangkok
26 February 2007

		Consolidated		Company	
		2006	2005 Restated	2006	2005 Restated
	Notes	Baht	Baht	Baht	Baht
ASSETS					
Current assets					
Cash and cash equivalents	4	5,571,781,530	2,628,319,439	1,192,882,511	327,427,764
Current investments	5	880,583,172	272,114,217	80,583,172	272,114,217
Trade accounts and notes receivable, net	6	2,242,809,783	1,955,794,311	12,305,163	7,294,737
Current portion of loans and accrued interest receivable, net	7	5,744,566,841	4,659,421,547	–	–
Amounts due from and advances to related parties	32	10,145,335	26,404,384	595,517	18,195,418
Inventories, net	8	346,318,103	661,632,270	–	–
Derivative instruments, net	20	–	259,534,467	–	–
Other current assets	9	1,006,315,397	1,127,803,027	38,089,917	29,208,491
Total current assets		15,802,520,161	11,591,023,662	1,324,456,280	654,240,627
Non–current assets					
Loans and accrued interest receivable, net	7	1,788,218,847	1,746,709,864	–	–
Investments in subsidiaries, associates and joint ventures	10	33,681,457,600	34,819,286,687	41,271,990,409	43,696,848,022
Other investments	11	27,476,919	26,249,938	26,249,938	26,249,938
Loans to other company		19,104,044	25,180,465	–	–
Property and equipment, net	12	7,425,355,879	8,747,281,042	39,661,957	43,095,889
Property and equipment under concession agreements, net	13	22,342,368,630	21,316,574,123	–	–
Goodwill, net	14	550,102,595	1,306,249,035	–	–
Other intangible assets, net	15	1,765,097,481	1,673,047,981	15,669,395	18,942,697
Refundable income tax		70,092,083	331,810,073	–	–
Deferred tax assets	16	896,860,405	365,533,206	–	–
Other assets	32	411,261,456	394,940,662	943,579	913,579
Total non–current assets		68,977,395,939	70,752,863,076	41,354,515,278	43,786,050,125
Total assets		84,779,916,100	82,343,886,738	42,678,971,558	44,440,290,752

The notes to the consolidated and company financial statements are an integral part of these financial statements.

	Notes	Consolidated 2006 Baht	Consolidated 2005 Restated Baht	Company 2006 Baht	Company 2005 Restated Baht
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Bank overdrafts and short-term loans from					
banks and financial institutions	18	4,706,078,278	4,348,926,343	600,000,000	1,200,000,000
Trade accounts and notes payable	17	1,076,765,968	995,812,018	3,577,659	12,239,534
Accounts payable – property and equipment		749,983,425	1,215,420,860	-	-
Amounts due to and loans from related parties	32	52,648,493	13,641,809	2,750,435	2,631,934
Current portion of long-term borrowings	18	7,750,943,585	2,878,341,911	526,553	682,776
Derivative instruments, net	20	752,900,400	112,859,300	-	-
Accrued concession fees		3,268,263,858	613,762,447	-	-
Other current liabilities	19	1,752,045,434	1,756,015,956	51,266,045	56,148,045
Total current liabilities		20,109,629,441	11,934,780,644	658,120,692	1,271,702,289
Non-current liabilities					
Derivative instruments, net	20	-	164,935,400	-	-
Long-term borrowings, net	18	14,108,659,557	17,640,465,935	-	526,553
Deferred tax liabilities	16	126,951,600	102,109,070	-	-
Other liabilities		162,782,401	90,961,760	-	-
Total non-current liabilities		14,398,393,558	17,998,472,165	-	526,553
Total liabilities		34,508,022,999	29,933,252,809	658,120,692	1,272,228,842

The notes to the consolidated and company financial statements on are an integral part of these financial statements.

		Consolidated		Company	
		2006	2005 Restated	2006	2005 Restated
	Notes	Baht	Baht	Baht	Baht
LIABILITIES AND SHAREHOLDERS' EQUITY (continued)					
Shareholders' equity					
Share capital	21				
Authorised share capital – common shares		5,000,000,000	5,000,000,000	5,000,000,000	5,000,000,000
Issued and paid share capital – common shares		3,196,301,710	2,999,314,941	3,196,301,710	2,999,314,941
Warrants	21	789,325	484,579,162	789,325	484,579,162
Premium on share capital	21	10,141,235,497	6,100,288,491	10,141,235,497	6,100,288,491
Advance receipt for share subscription		–	9,113,790	–	9,113,790
Retained earnings					
Appropriated					
Legal reserve	22	500,000,000	500,000,000	500,000,000	500,000,000
Unappropriated		24,363,416,537	29,188,839,211	24,363,416,537	29,188,839,211
Unrealised gain on dilution of investments in subsidiaries and associates		3,966,023,942	3,981,303,211	3,966,023,942	3,981,303,211
Unrealised loss from revaluation of current investment		(4,776,127)	(29,521,231)	(4,776,127)	(29,521,231)
Cumulative foreign currency translation adjustment		(142,140,018)	(65,855,665)	(142,140,018)	(65,855,665)
Total parent's shareholders' equity		42,020,850,866	43,168,061,910	42,020,850,866	43,168,061,910
Minority interests	23	8,251,042,235	9,242,572,019	–	–
Total shareholders' equity		50,271,893,101	52,410,633,929	42,020,850,866	43,168,061,910
Total liabilities and shareholders' equity		84,779,916,100	82,343,886,738	42,678,971,558	44,440,290,752

The notes to the consolidated and company financial statements are an integral part of these financial statements.

		Consolidated		Company	
		2006	2005 Restated	2006	2005 Restated
	Notes	Baht	Baht	Baht	Baht
Revenues	32				
Revenues from sales and services		14,039,200,930	12,582,722,966	141,844,773	288,954,349
Revenue from insurance compensation		–	1,082,653,766	–	–
Other income	24	2,343,080,855	301,899,688	220,460,825	55,471,281
Net results from investments equity method	10	7,067,813,749	8,111,366,116	4,538,017,375	8,723,137,453
Total revenues		23,450,095,534	22,078,642,536	4,900,322,973	9,067,563,083
Expenses	32				
Cost of sales and services		9,559,552,189	7,784,191,876	76,622,625	131,796,588
Concession fees		1,469,926,881	650,163,060	–	–
Unpaid concession fees and overdue interests		1,506,347,945	–	–	–
Selling and administrative expenses		5,016,770,444	3,110,847,002	257,526,353	190,296,443
Impairment loss on goodwill in a subsidiary	10	1,105,433,726	–	1,105,433,726	–
Impairment loss and write off concession assets	13	964,030,593	400,000,000	–	–
Directors' remuneration	26	21,445,491	17,170,685	11,962,546	9,984,400
Total expenses		19,643,507,269	11,962,372,623	1,451,545,250	332,077,431
Profit before interest and tax		3,806,588,265	10,116,269,913	3,448,777,723	8,735,485,652
Interest expenses		(1,420,305,353)	(451,524,963)	(38,829,592)	(110,765,450)
Income tax	25	162,402,587	(14,668,603)	–	–
Profit before minority interests		2,548,685,499	9,650,076,347	3,409,948,131	8,624,720,202
Net results from subsidiaries to minority interests	23	861,262,632	(1,025,356,145)	–	–
Net profit for the year		3,409,948,131	8,624,720,202	3,409,948,131	8,624,720,202
Basic earnings per share (Baht)	28				
Net profit for the year		1.09	2.88	1.09	2.88
Diluted earnings per share (Baht)	28				
Net profit for the year		1.09	2.80	1.09	2.80

The notes to the consolidated and company financial statements are an integral part of these financial statements.

	Issued and paid share capital (Note 21)	Warrants (Note 21)	Premium on share capital (Note 21)	Advance receipt for share subscription
As at 31 December 2004				
As previously reported	2,953,632,089	607,928,668	5,109,278,491	–
Prior year adjustment (Note 3)	–	–	–	–
As restated	2,953,632,089	607,928,668	5,109,278,491	–
Increase in share capital	45,682,852	(123,349,506)	991,010,000	–
Advance receipt for share subscription increase during the year	–	–	–	9,113,790
Net profit for the year	–	–	–	–
Dividends paid during the year (Note 38)	–	–	–	–
Unrealised gain on dilution from investments	–	–	–	–
Unrealised loss from revaluation of current investment	–	–	–	–
Foreign currency translation adjustment	–	–	–	–
Minority interests increase during the year	–	–	–	–
As at 31 December 2005	2,999,314,941	484,579,162	6,100,288,491	9,113,790
As at 31 December 2005				
As previously reported	2,999,314,941	484,579,162	6,100,288,491	9,113,790
Prior year adjustment (Note 3)	–	–	–	–
As restated	2,999,314,941	484,579,162	6,100,288,491	9,113,790
Increase in share capital	196,986,769	(483,789,837)	4,040,947,006	–
Advance receipt for share subscription decrease during the year	–	–	–	(9,113,790)
Net profit for the year	–	–	–	–
Dividends paid during the year (Note 38)	–	–	–	–
Unrealised loss on dilution from investments	–	–	–	–
Unrealised gain from revaluation of current investment	–	–	–	–
Foreign currency translation adjustment	–	–	–	–
Minority interests decrease during the year	–	–	–	–
As at 31 December 2006	3,196,301,710	789,325	10,141,235,497	–

The notes to the consolidated and company financial statements are an integral part of these financial statements.

Consolidated (Baht)

Legal reserve (Note 22)	Retained earnings	Unrealised gain on dilution from investments	Unrealised loss from revaluation of current investment	Cumulative foreign currency translation adjustment	Minority interests (Note 23)	Total
500,000,000	23,867,925,905	3,619,811,564	(26,801,817)	(96,331,746)	5,305,947,582	41,841,390,736
–	3,679,068,941	–	–	–	45,149,810	3,724,218,751
500,000,000	27,546,994,846	3,619,811,564	(26,801,817)	(96,331,746)	5,351,097,392	45,565,609,487
–	–	–	–	–	–	913,343,346
–	–	–	–	–	–	9,113,790
–	8,624,720,202	–	–	–	–	8,624,720,202
–	(6,982,875,837)	–	–	–	–	(6,982,875,837)
–	–	361,491,647	–	–	–	361,491,647
–	–	–	(2,719,414)	–	–	(2,719,414)
–	–	–	–	30,476,081	–	30,476,081
–	–	–	–	–	3,891,474,627	3,891,474,627
500,000,000	29,188,839,211	3,981,303,211	(29,521,231)	(65,855,665)	9,242,572,019	52,410,633,929
500,000,000	25,458,309,450	4,010,387,713	(29,521,231)	(65,855,665)	9,113,874,043	48,580,490,694
–	3,730,529,761	(29,084,502)	–	–	128,697,976	3,830,143,235
500,000,000	29,188,839,211	3,981,303,211	(29,521,231)	(65,855,665)	9,242,572,019	52,410,633,929
–	–	–	–	–	–	3,754,143,938
–	–	–	–	–	–	(9,113,790)
–	3,409,948,131	–	–	–	–	3,409,948,131
–	(8,235,370,805)	–	–	–	–	(8,235,370,805)
–	–	(15,279,269)	–	–	–	(15,279,269)
–	–	–	24,745,104	–	–	24,745,104
–	–	–	–	(76,284,353)	–	(76,284,353)
–	–	–	–	–	(991,529,784)	(991,529,784)
500,000,000	24,363,416,537	3,966,023,942	(4,776,127)	(142,140,018)	8,251,042,235	50,271,893,101

	Issued and paid share capital (Note 21)	Warrants (Note 21)	Premium on share capital (Note 21)
As at 31 December 2004			
As previously reported	2,953,632,089	607,928,668	5,109,278,491
Prior year adjustment (Note 3)	–	–	–
As restated	2,953,632,089	607,928,668	5,109,278,491
Increase in share capital	45,682,852	(123,349,506)	991,010,000
Advance receipt for share subscription increase during the year	–	–	–
Net profit for the year	–	–	–
Dividends paid during the year (Note 38)	–	–	–
Unrealised gain on dilution from investments	–	–	–
Unrealised loss from revaluation of current investment	–	–	–
Foreign currency translation adjustment	–	–	–
As at 31 December 2005	2,999,314,941	484,579,162	6,100,288,491
As at 31 December 2005			
As previously reported	2,999,314,941	484,579,162	6,100,288,491
Prior year adjustment (Note 3)	–	–	–
As restated	2,999,314,941	484,579,162	6,100,288,491
Increase in share capital	196,986,769	(483,789,837)	4,040,947,006
Advance receipt for share subscription decrease during the year	–	–	–
Net profit for the year	–	–	–
Dividends paid during the year (Note 38)	–	–	–
Unrealised loss on dilution from investments	–	–	–
Unrealised gain from revaluation of current investment	–	–	–
Foreign currency translation adjustment	–	–	–
As at 31 December 2006	3,196,301,710	789,325	10,141,235,497

The notes to the consolidated and company financial statements are an integral part of these financial statements.

Company (Baht)

Advance receipt for share subscription	Legal reserve (Note 22)	Retained earnings	Unrealised gain on dilution from investments	Unrealised loss from revaluation of current investment	Cumulative foreign currency translation adjustment	Total
–	500,000,000	23,867,925,905	3,619,811,564	(26,801,817)	(96,331,746)	36,535,443,154
–	–	3,679,068,941	–	–	–	3,679,068,941
–	500,000,000	27,546,994,846	3,619,811,564	(26,801,817)	(96,331,746)	40,214,512,095
–	–	–	–	–	–	913,343,346
9,113,790	–	–	–	–	–	9,113,790
–	–	8,624,720,202	–	–	–	8,624,720,202
–	–	(6,982,875,837)	–	–	–	(6,982,875,837)
–	–	–	361,491,647	–	–	361,491,647
–	–	–	–	(2,719,414)	–	(2,719,414)
–	–	–	–	–	30,476,081	30,476,081
9,113,790	500,000,000	29,188,839,211	3,981,303,211	(29,521,231)	(65,855,665)	43,168,061,910
9,113,790	500,000,000	25,458,309,450	4,010,387,713	(29,521,231)	(65,855,665)	39,466,616,651
–	–	3,730,529,761	(29,084,502)	–	–	3,701,445,259
9,113,790	500,000,000	29,188,839,211	3,981,303,211	(29,521,231)	(65,855,665)	43,168,061,910
–	–	–	–	–	–	3,754,143,938
(9,113,790)	–	–	–	–	–	(9,113,790)
–	–	3,409,948,131	–	–	–	3,409,948,131
–	–	(8,235,370,805)	–	–	–	(8,235,370,805)
–	–	–	(15,279,269)	–	–	(15,279,269)
–	–	–	–	24,745,104	–	24,745,104
–	–	–	–	–	(76,284,353)	(76,284,353)
–	500,000,000	24,363,416,537	3,966,023,942	(4,776,127)	(142,140,018)	42,020,850,866

		Consolidated		Company	
		2006	2005	2006	2005
			Restated		Restated
	Notes	Baht	Baht	Baht	Baht
Net cash flows from/(used in) operating activities	31	5,049,355,651	(2,991,667,909)	(142,301,682)	(420,012,268)
Cash flows from investing activities					
Acquisition of subsidiary, associates					
and joint venture, net of cash acquired	10	(564,624,477)	(3,461,809)	(2,604,604,186)	(720,000,000)
Purchases of property and equipment		(4,566,799,174)	(6,962,842,348)	(21,050,400)	(15,615,283)
Investments in intangible assets		(168,060,289)	(124,455,037)	(3,934,423)	(420,250)
Investments in property and equipment					
under concession agreements		(64,870,433)	(62,244,583)	–	–
(Increase) decrease in current investments		(599,476,487)	210,509,450	200,523,513	–
(Increase) decrease in loans and advances to related parties		17,707,972	(15,546,031)	17,599,901	(17,930,515)
Disposals of a subsidiary and					
a joint venture, net of cash disposed	10	109,866,580	–	431,999,997	–
Receipt from decreasing of a joint venture's share capital	10	–	–	6,127,500	–
Receipt from disposal of equipment		101,322,141	7,039,258	10,772,358	2,543,633
Dividends received from subsidiaries and associates	10	8,193,978,591	7,169,324,196	8,061,345,600	7,206,731,202
Net cash flows from investing activities		2,459,044,424	218,323,096	6,098,779,860	6,455,308,787
Cash flows from financing activities					
Receipts from short-term loans	18	4,224,935,794	8,728,487,299	2,580,450,000	2,450,000,000
Receipts from long-term loans	18	3,787,865,534	6,367,731,905	–	–
Receipts from share capital issued by subsidiaries		430,000	3,175,165,782	–	–
Receipts from increase in share capital	21	3,745,030,148	913,343,346	3,745,030,148	913,343,346
Receipts from advance receipt for share subscription		–	9,113,790	–	9,113,790
Repayments of short-term loans	18	(5,505,950,000)	(6,500,858,083)	(3,180,450,000)	(1,250,000,000)
Repayments of long-term loans	18	(2,581,268,883)	(1,153,752,864)	(682,776)	(1,522,199)
Redemption of debenture		–	(2,698,100,000)	–	(2,698,100,000)
Dividends paid	38	(8,235,370,803)	(6,982,875,872)	(8,235,370,803)	(6,982,875,872)
Repayments of share capital to subsidiaries' minority		–	(20,812,301)	–	–
Net cash flows from/(used in) financing activities		(4,564,328,210)	1,837,443,002	(5,091,023,431)	(7,560,040,935)
Net increase (decrease) in cash and cash equivalents		2,944,071,865	(935,901,811)	865,454,747	(1,524,744,416)
Cash and cash equivalents, opening balance		2,628,319,439	3,563,016,327	327,427,764	1,852,172,180
Unrealised gain (loss) on exchange rate		(609,774)	1,204,923	–	–
Cash and cash equivalents, closing balance	4	5,571,781,530	2,628,319,439	1,192,882,511	327,427,764

SUPPLEMENTARY DISCLOSURES OF CASH F LOW INFORMATION

INTEREST AND INCOME TAX PAID

Interest and income tax paid during the year ended 31 December are as follows:

	Consolidated		Company	
	2006	2005 Restated	2006	2005 Restated
	Baht Million	Baht Million	Baht Million	Baht Million
Interest paid	1,347.70	1,353.65	33.10	496.64
Income tax paid	307.63	687.93	–	–
Non–cash transactions				
Liabilities due to purchases of property and equipment and intangible assets	164.74	960.77	2.57	2.00
Property and equipment under finance leases	36.70	49.87	–	–
Liabilities due to purchases of property and equipment	13.85	–	–	–
Liabilities due to purchases of programming rights and production costs	27.84	4.12	–	–
Purchases of fixed assets through installments	318.73	133.20	–	–

1 General information

Shin Corporation Public Company Limited ("the Company") is a public limited company and is incorporated and domiciled in Thailand. The registered office of the Company is:

414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok 10400.

The Company, its subsidiaries, associates, joint ventures (together "the Shin Corp Group", or "the Group") are principally engaged in the satellite, internet, telecommunications, media and advertising, low–fare airline and consumer finance. The Group renders satellite transponder and related services, operates a television channel, is an internet service provider and content producer, provides advertising services and publishes telephone directories, trades in cellular telephone equipment, provides nationwide cellular network services, provides data transmission services, operates a low–fare airline and offers consumer finance.

The principal business units are Shin Corporation Public Company Limited, its subsidiaries, Shin Satellite Public Company Limited and ITV Public Company Limited, and associates, Advanced Info Service Public Company Limited and CS Loxinfo Public Company Limited. All of these companies are listed on the Stock Exchange of Thailand.

As at 31 December 2006, the Group employed 4,430 employees (2005: 4,135 employees) on a consolidated basis and 99 employees (2005: 117 employees) at the Company level.

The Shin Corp Group has obtained concessions from government agencies, in Thailand and other countries, to provide satellites and transponder services, to be an Internet Service Provider, to act as a television broadcaster, and to provide telecommunication services in the Laos PDR and Cellular Telephone Systems in Thailand and Cambodia, etc. The periods of the concessions range from 10–35 years. Under these concession agreements, certain companies in the Group must pay fees to the relevant government agencies based on a percentage of service income or at the rate specified in the relevant agreements, whichever is higher. In addition, certain companies in the Group, according to their concession agreements, must procure property and equipment for their operations and must transfer the ownership of such property and equipment to the relevant government agencies within the periods specified in the concession agreements.

The principal concessions are held by subsidiaries, associates and a joint venture at 31 December 2006 include;

Concession	Country	Held by	Expiry
Subsidiaries			
Satellites	Thailand	Shin Satellite Public Company Limited	September 2021
Radio–television broadcasting– under UHF system	Thailand	ITV Public Company Limited	July 2025
Cellular telephone system	Cambodia	Cambodia Shinawatra Company Limited	March 2028
Associates			
900–MHz cellular telephone system	Thailand	Advanced Info Service Public Company Limited	September 2015
1800–MHz cellular telephone system	Thailand	Digital Phone Company Limited	September 2013
International call	Thailand	AIS International Network Company Limited	July 2026
Datakit Virtual Circuit Switch	Thailand	Advanced Datanetwork Communications Company Limited	2022

Concession	Country	Held by	Expiry
Internet services	Thailand	CS Loxinfo Public Company Limited	April 2007
Satellite uplink–downlink	Thailand		August 2016
JOINT VENTURE			
Fixed phone, mobile phone, international facilities and internet	Laos PDR	Lao Telecommunications Company Limited	2021

These consolidated and company financial statements have been approved for issue by the board of directors on 26 February 2007.

2 ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these consolidated and company financial statements are set out below:

2.1 BASIS OF PREPARATION

The consolidated and company financial statements have been prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission under the Securities and Exchange Act B.E. 2535.

The consolidated and company financial statements have been prepared under the historical cost convention.

The preparation of financial statements in conformity with Thai generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses in the reported years. Although these estimates are based on management's best knowledge of current events and actions, actual results may differ from those estimates.

Where necessary, comparative figures have been adjusted to comply with changes in presentation in the current year.

An English version of the consolidated and company financial statements has been prepared from the statutory financial statements that are in the Thai language. In the event of a conflict or a difference in interpretation between the two languages, the Thai language statutory financial statements shall prevail.

2.2 FINANCIAL STATUS OF SATTEL AND ITV

As at 31 December 2006, the consolidated current liabilities exceed the consolidated current assets by Baht 4,307 million mainly due to the financial position of the two subsidiaries as follows:

a) Financial status and negotiations on the rescheduling of loan repayment terms of SATTEL

As of 31 December 2006, SATTEL has current liabilities in excess of current assets by Baht 2,746 million, of which Baht 3,045 million is the current portion of long–term loans. SATTEL has requested the lenders to reschedule the repayment terms of long–term loans as mentioned in Note 18. These negotiations are not yet finalised. However, SATTEL's management is of the opinion that SATTEL's proposed changes on the repayment terms of long–term loans will be approved by the lenders.

As of 31 December 2006, SATTEL has unutilised short–term loan facilities made available by various financial institutions in an aggregate amount of Baht 1,415 million and a standby letter of credit issued by a commercial bank amounting to Baht 1,557 million as a security to the iPSTAR loans. The repayment of any amount drawn under the standby letter of credit will be made after the full repayment of the iPSTAR loans.

b) Financial status of ITV

ITV had net loss for the year ended 31 December 2006 of Baht 1,783 million and its current liabilities exceed its current assets by an amount of Baht 1,227 million and ITV has not complied with debt covenant as described in note 18 to the financial statements. In addition, as a consequence of the ruling of the Supreme Administrative Court on 13 December 2006, ITV is liable to pay the unpaid concession fee totalling Baht 2,210 million. The Office of the Permanent Secretary of the Office of the Prime Minister ("PMO"), the concessionaire, claimed that the payment must be made within 30 days after ITV received the notice on 1 February 2007. ITV is currently trying to find sources of fund to settle such debt. Based on ITV's cash flows

2 Accounting policies (continued)

2.2 Financial status of SATTEL and ITV (continued)

b) Financial status of ITV (continued)

projection, ITV expects that it will need additional funds of approximately Baht 1,500 million in order to settle debt and to continue its operation in the forthcoming 12 months. This event indicates a material uncertainty which may cast significant doubt on ITV's ability to continue as a going concern and the impairment of ITV's assets, the results of which depends on the ability of ITV to find sources of fund and cash flows from operations.

See further information in Note 35 on contingent liabilities.

However, these financial statements for the year ended 31 December 2006 have been prepared on a going concern basis. The financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that might be necessary should ITV be unable to continue as a going concern.

c) Impairment of concession assets of ITV

ITV's concession assets as stated on the balance sheet as at 31 December 2006 of Baht 1,854 million are based on ITV being able to continue its operations as a going concern and that the assessment for impairment of concession assets are based on a held for use model. Because of the significant uncertainty matters as discussed in Note 2.2 b) above and Note 35 to the financial statements it can not determine properly the impairment of concession assets until the resolution of the matters.

2.3 Amendment to publish standard effective for annual period beginning on 1 January 2007

TAS 44 (amendment 2006) – Consolidated Financial Statements and Accounting for Investment in Subsidiaries and TAS 45 (amendment 2006) – Accountings for Investment in Associates, are mandatory for Group's accounting period beginning on or after 1 January 2007. This amendment requires for investments in subsidiaries and associates to be accounted for at cost (previously equity method) in the separate financial statements. Under the cost basis, dividend income is recognised as income in the profit and loss accounts. Furthermore, the Group will apply this basis of accounting for investment in joint venture jointly controlled entities in the separate financial statements. The Group will adopt this new basis from 1 January 2007.

2.4 Group accounting

a) Subsidiary undertakings

Subsidiary undertakings, which are those companies in which the Group has power to govern the financial and operating policies, are consolidated, attention is directed to the substance of the power, and not merely the legal form.

Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date on which the Group ceases to have the power to exercise control over the operations. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless costs cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group. Separate disclosure is made for minority interests. The interest of third parties in subsidiaries is accounted for on the basis of their share in the underlying equity of these undertakings.

In the Company's separate financial statements, the Company accounts for its interest in subsidiaries on an equity basis.

A list of the principal subsidiaries is set out in Note 10.

b) Joint ventures

The Group's interest in jointly controlled entities ("joint ventures") is accounted for by proportionate consolidation in the consolidated financial statements. The Group combines its share of the joint ventures' individual income and expenses, assets and liabilities and cash flows on a line–by–line basis with similar items in the Group's financial statements. The Group recognised the portion of gains or losses on the sale of assets by the Group to the joint ventures that it is attributable to the other venturers. The Group does not recognised its share of profits or losses from the joint ventures

that result from the purchase of assets by the Group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately.

In the Company's separate financial statements, the Company accounts for its interest in joint ventures on an equity basis.

A list of the principal joint ventures and further details about joint ventures are set out in Notes 10 and 33, respectively.

c) Associated undertakings

Investments in associated undertakings are accounted for using the equity method of accounting in the consolidated financial statements. Under this method, the company's share of the post-acquisition profits or losses of associates are recognised in the income statement and its share of post-acquisition movements in reserves are recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are entities over which the Group generally has significant influence, but which it does not control, generally accompanying or shareholding of between 20% and 50% the voting rights. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associates includes goodwill (net of accumulated amortisation) on acquisition. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not continue to recognised further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

In the Company's separate financial statements, the Company accounts for its interest in associates on an equity basis.

A list of the principal associates is set out in Note 10.

d) Gain (loss) on dilution from investment

Dilution gains or losses that arise on shares issued by subsidiaries, joint ventures or associates to third parties are recognised as an unrealised gain (loss) on dilution of investment which is presented in shareholders' equity in the balance sheet.

2.5 Related parties

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Group, including holding companies, subsidiaries and fellow subsidiaries are related parties of the Group. Associates and individuals owning, directly or indirectly, an interest in the voting power of the Group that gives them significant influence over the enterprise, key management personnel, including directors and officers of the Group and close members of the family of these individuals and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

2.6 Foreign currency translation

Transactions denominated in foreign currencies are translated into Thai Baht at the rate of exchange prevailing on the transaction dates. Monetary assets and liabilities at the balance sheet date denominated in foreign currencies are translated into Thai Baht at the rate of exchange prevailing at the balance sheet date. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the statements of income.

Statements of income and cash flows of foreign entities are translated into the Group's reporting currency at the weighted average exchange rates for the year and balance sheets are translated at the exchange rates ruling on the balance sheet date. Currency translation differences arising from the retranslation of the net investment in foreign entities are taken to shareholders' equity. On disposal of a foreign entity, accumulated currency translation differences are recognised in the statement of income as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

2 Accounting policies (continued)

2.7 Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and deposits held at banks and other short–term highly liquid investments with original maturities of three months or less.

2.8 Current investments

Current investments represent time deposits, bills of exchange and promissory notes with original maturities of more than 3 months but less than 12 months.

2.9 Trade accounts receivable

Trade accounts receivable are carried at the original invoice amount and subsequently measured at the remaining amount less allowance for doubtful receivables based on a review of all outstanding amounts at the year end. The amount of the allowance is the difference between the carrying amount of the receivable and the amount expected to be collectible. Bad debts are written off during the year in which they are identified and recognised in the income statement as selling and marketing expenses.

2.10 Loans and accrued interest receivables

Loans and accrued interest receivables are carried at anticipated realisable value.

Bad debts are written off during the year in which they are identified.

Concentrations of credit risk with respect to receivables are limited due to the Group's large number of customers, who are dispersed. Due to these factors, management believes that no additional credit risk beyond the amounts provided for collection losses is inherent in the Group.

The Group estimates 70% to 100% for allowance for doubtful accounts when the payment is in default more than 3 periods writes off when the payment is in default more than 180 days. The allowance for doubtful accounts estimation is provided under the policy of the Group based on historical record of loss rate net of recovery.

The guideline issued by the Securities and Exchange Commission and the Federation of Accounting Professions relating to allowance for doubtful accounts estimation for consumer finance business requires a full allowance for doubtful account based on those account receivables which are overdue more than 3 periods. However, the accounting guideline allows the Group to provide the allowance for doubtful accounts based on its historical information.

2.11 Inventories

Inventories are valued at the lower of cost or net realisable value. Costs are determined using the moving weighted average method except for the cost of aircraft spare parts, which is determined using the first–in first–out method. Work in progress is valued using the specific identification method. The cost of purchase comprises both the purchase price and costs directly attributable to the acquisition of the inventory, such as import duties and transportation charges, less all attributable discounts, allowances or rebates. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity) but excludes borrowing costs. Net realisable value is the estimate of the selling price in the ordinary course of business, less the costs of completion and selling expenses. Allowance is made, where necessary, for obsolete, slow–moving and defective inventories.

2.12 Programming rights

The Group buys programming rights for broadcasting. Programming rights are stated at cost. The cost comprises both the purchase price and other costs directly attributable to the acquisition of the programming rights, such as duties, less all attributable discounts, allowance or rebates. Provision is made, where necessary, for impairment based on the estimated recoverable value.

The cost of the programming rights is amortised according to the number of transmissions. If the program is broadcasted more than once, the cost of the programming rights is amortised at a rate of 80% on the first transmission and 20% on the second transmission.

2.13 Investments (other than subsidiaries, associates and joint ventures)

Marketable equity securities which are classified as available-for-sale securities are carried at fair value. Fair value of marketable equity securities is calculated by reference to the purchasing prices quoted by the Stock Exchange at the close of business on the balance sheet date. Increases/ decreases in the carrying amount are credited/charged against unrealised gains/losses from revaluation of investment in shareholders' equity.

Investments in non-marketable equity securities which are classified as general investments.

When disposing of part of the Group's holding of a particular investment in debt or equity securities the carrying amount of the disposed part is determined by reference to the average carrying amount of the total holding of the investment.

A test for impairment is carried out when there is a factor indicating that an investment might be impaired. If the carrying value of the investment is higher than its recoverable amount, impairment loss is charged to the statements of income.

2.14 Property and equipment

All property and equipment is initially recorded at cost and subsequently shown at cost less accumulated depreciation. Depreciation is calculated using the straight-line method to write off the cost of each asset to its estimated useful lives, or, if it is shorter, the lease term, based on the following useful lives:

	Years
Leasehold land, buildings and improvements	3 – 30
Furniture, fixtures and equipment	5 – 10
Vehicles (including vehicles under finance leases)	5
Computers and equipment	3 – 10
Rental equipment	2 – 5

Borrowing costs to finance the construction of property and equipment are capitalised as part of the cost of the assets, during the period of time that is required to complete and prepare the property and equipment for its intended use. The borrowing cost includes interest on bank overdrafts, short-term and long-term borrowings, amortisation of discounted bills of exchange, amortisation of deferrec financial expenses and related taxes.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Gains and losses on disposal of property and equipment are determined by comparing proceeds with carrying amount and are included in operating profit.

Repair and maintenance expenses are charged to the income statements during the financial year in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related assets.

2.15 Property and equipment under concession agreements

Property and equipment under concession agreements comprises assets used under concession agreements, ownership of which must be transferred to the regulatory government agencies in accordance with the specific terms of the respective concessions. Property and equipment under concession agreements is amortised on a straight-line basis over the shorter of the useful lives of the property and equipment or the remaining concession term, based on the following useful lives:

2 Accounting policies (continued)

2.15 Property and equipment under concession agreements (continued)

	Years
Satellites	Designed life (14.25 – 15.75)
Satellites station, telemetry, tracking, command and monitoring equipment	5 – 27.5
Computer systems	5
Land, network stations, intangible assets and equipment under UHF broadcasting agreement	5 – 20

2.16 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary or associated undertaking or joint venture at the date of acquisition. Goodwill on acquisitions of subsidiaries and joint ventures is reported in the consolidated balance sheet as goodwill and is included in investments – equity method in the Company's separate financial statements. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is amortised using the straight–line method over its estimated useful life not exceeding 20 years. Management determines the estimated useful life of goodwill based on its evaluation of the respective companies at the time of the acquisition, considering factors such as existing market share, potential growth and other factors inherent in the acquired companies.

The gain or loss on disposal of an entity includes the unamortised balance of goodwill relating to the entity disposed of.

2.17 Other intangible assets

Other intangible assets represent the development of iPSTAR technology, proprietary software for internal use or to service within the Group, costs of computer software and equipment provided to certain overseas customers in connection with the utilisation of transponder services from the Group, and operating rights, expenditure on acquired patents, trademarks or licenses. Other intangible assets are amortised using the straight–line method over estimated period of their benefits of related assets for a period of 3 – 15.75 years.

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will be a success considering its commercial and technological feasibility, and only if the cost can be measured reliably. Other development expenditure is recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Development costs that have been capitalised are amortised from the commencement of the commercial production of the product on a straight–line basis over the period of their expected benefit, not exceeding 20 years.

2.18 Leases - where the Group is the lessee

Leases of assets where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated to the finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other payables. The interest element of the finance charge is charged to the income statements over the lease period. The assets acquired under finance leasing contracts are depreciated over the shorter of the estimated useful life of the assets or the lease term. However, if there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, depreciation is calculated over the estimated useful life of the assets.

Leases not transfering a significant portion of the risks and rewards of ownership the lessee are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statements of income on a straight–line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which the termination takes place.

2.19 Leases - where the Group is the lessor

Assets leased out under operating leases are included in property and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar fixed assets. Rental income is recognised on a straight–line basis over the lease term.

2.20 Impairment of long lived assets

Property and equipment and other non–financial assets, including goodwill and intangible assets, are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset's net selling price and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash–generating units). Non–financial assets other than goodwill that have suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

2.21 Employee benefits

The Group operates a provident fund, which is a defined contribution plan, the assets of which are held in a separate trust fund. The provident fund is funded by payments from employees and by the relevant Group companies. Contributions to the provident fund are charged to the statements of income in the year to which they relate. However, the Group does not record the employment benefits payable to employees under the Thai Labour Law.

Warrants granted to directors and employees of the Group are recognised when they are exercised.

2.22 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Where the Group expects an expenditure is to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre–tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expenses.

2.23 Revenue recognition

Sales are recognised upon delivery of products and customer acceptance, if any, net of taxes and discounts.

Revenue and cost of sales of gateway equipment with installation are recognised using the percentage of completion method. The stage of completion is measured by reference to the related contract costs incurred for work performed to date compared with the estimated total costs for the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Revenue from rendering transponder services and services related to the satellite business, Internet services, and other business related to the Internet business, and telephone services is recognised when the services is provided to customers. Revenue from the sale of advertising space in telephone directories is recognised on a monthly basis over the useful life of the telephone directory.

Revenue from leases of equipment is recognised in the period at the rate specified in the lease contract.

Revenue from the production of advertising materials is recognised upon completion. Revenue from advertising media is recognised when the service is rendered to the customers.

Revenue from television advertising is recognised when the advertisement is broadcasted and revenue from airtime rental is recognised when the rental program is broadcasted.

Interest and consumer finance fee income are recognised in the statement of income on an accrual basis, except for income which is uncollected after three consecutive periods or more, after which interest and fee income are recognised on a collection basis. The use of the accrual basis continues for these overdue loans only when there are no arrears in principal or interest payments.

2 Accounting policies (continued)

2.23 Revenue recognition (continued)

Revenue from airline fares is recognised when services are rendered to the customers.

Interest income is recognised on an accrual basis unless collectibility is in doubt.

Dividend income is recognised when the shareholders' right to receive payment is established.

2.24 Advertising and production costs

Advertising costs are expensed in the financial period in which they are incurred.

Production costs comprise direct costs related to production of television programs. News production costs are expensed as incurred. Costs relating to other in--house productions are capitalised based on estimated recoverable revenues and are amortised when the production is broadcasted.

2.25 Deferred tax

The Group recognised deferred income tax, using the liability method, on temporary differences arising from differences between the tax base of assets and liabilities and their carrying amounts in the financial statements.

The tax rate at the balance sheet date was used to calculate the deferred income tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred income tax is provided on temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

2.26 Financial instruments

Financial instruments carried on the balance sheet include cash and cash equivalents, current investments, trade receivables, related party receivables and payables, trade payables, leases, borrowings and certain derivative financial instruments. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Group is a party to financial instruments that manage exposure to fluctuations in foreign currency exchange and interest rates. These instruments mainly comprise:

Derivative instruments

Derivative instruments are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The changes in the fair value are recognised immediately in the statement of income.

Fair value estimation

The fair values of foreign currency forward contracts, foreign currency option contracts and cross currency and interest rate swap contracts are determined using forward exchange market rates at the balance sheet date.

Disclosures related to financial instruments to which the Group is a party are provided in Note 20.

2.27 Segment reporting

The segmental reporting has been prepared based on the internal report of the Group, which disaggregates its business by service or product.

2.28 Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year, exclusing treasury shares.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume the conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares which would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of warrants would be considered to have been received from the issue of shares

at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the year.

2.29 Dividends

Dividends are recorded in the consolidated and company financial statements in the period in which they are declared.

3 The effect of change in accounting policies

3.1 Accounting for deferred income tax

The Group has adopted Thai Accounting Standard No. 56, "Accounting for Income Taxes", which this standard is not enforceable in the first quarter of 2006. The Group have restated the prior year's comparative financial statements retrospectively, as if the income tax accounting policy had always been in use. Therefore, the 2005 comparative figures are prepared on the assumption that the new accounting policy has been applied. The effect of the application of this standard on the 2005 financial statements is presented as follows:

Balance sheets as at 31 December 2005	Restated (Baht Million)	
	Consolidated	Company
Increased in investments in subsidiaries, associates and joint ventures	3,566.72	3,701.45
Increased in deferred tax assets	365.53	–
Increased in deferred tax liabilities	102.11	–
Shareholders' equity		
Decreased in unrealised gain on dilution from investments carried forward	29.08	29.08
Increased in retained earnings brought forward	3,679.07	3,679.07
Increased in retained earnings carried forward	3,730.53	3,730.53
Increased in minority interest brought forward	45.15	–
Increased in minority interest carried forward	128.70	–

Statement of income for the year ended 31 December 2005	Restated (Baht Million)	
	Consolidated	Company
Increased (decreased) in net results from investments – equity method	(117.28)	51.46
Decreased in income tax	231.56	–
Increased in net results to minority interest	62.82	–
Increased in net profit	51.46	51.46
Increased in basic earnings per share (Baht)	0.01	0.01
Increased in diluted earnings per share (Baht)	0.01	0.01

3.2 Accounting for derivative instruments

The Group has adopted an accounting policy for derivative instruments in accordance with the draft Accounting Practice Guidance, Accounting for Derivative Instruments, issued by the Accounting Standard Committee of Federation of Accounting Professions in 2006. In accordance with the draft guidance, the Group accounts for the adoption prospectively.

In accordance with such policy, derivative instruments, such as, foreign currency forward contracts, cross currency and interest rate swap contracts and foreign currency option contracts are initially recorded at fair value on the acquisition date. Subsequent, changes in a derivative's fair value are recognised in the income statement as they arise.

Prior to the adoption, the Group accounted for foreign currency forward contract, cross currency and interest rate swap contracts by recognising forward contract receivables and payables at the rate specified in the contract at an inception date. At the balance sheet date, the foreign currency amounts receivable or payable under these contracts are translated at the balance sheet exchange rate. Unrealised gains or losses that result from the translation are recognised in the income statement. Any premium or discount equal to the difference between the exchange rate and the forward

3 THE EFFECT OF CHANGE IN ACCOUNTING POLICIES (CONTINUED)

3.2 ACCOUNTING FOR DERIVATIVE INSTRUMENTS (CONTINUED)

rate at the inception of the contract is amortised over the life of the contract. Foreign currency option contracts were not recognised in the financial statements.

If the Group had applied retrospective adjustment, the effect on the consolidated financial statements's total unrealised loss on exchange rate and net profit for the year 2005 would have increased and decreased by Baht 655 million and by Baht 271 million, respectively. The minority interests decreased by Baht 384 million.

4 CASH AND CASH EQUIVALENTS

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Cash on hand	37.82	21.86	0.03	0.04
Cash at banks and financial institutions	1,020.01	1,790.46	91.65	227.39
Time deposit, bills of exchange and promissory notes	4,513.95	816.00	1,101.20	100.00
Total cash and cash equivalents	5,571.78	2,628.32	1,192.88	327.43

The weighted average effective interest rate of bank deposits, time deposits, bills of exchange and promissory notes was 4.41% per annum (2005: 2.42% per annum) on a consolidated basis and 4.74% per annum (2005: 2.45% per annum) on a Company basis.

5 CURRENT INVESTMENTS

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Bills of exchange – held to maturity	800.00	–	–	–
Marketable securities – available for sale	80.58	272.11	80.58	272.11
Total current investments	880.58	272.11	80.58	272.11

The marketable securities are investment in debenture of a financial institution which bears interest at the rate of 4.24% per annum (2005: 2.55% per annum). The weighted average effective interest of bills of exchange– held to maturity was 5.16% per annum on a consolidated basis.

The movements in the marketable securities – available for sale, which are investments in debenture is as follows:

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Opening balance	272.11	275.20	272.11	275.20
Disposal	(200.52)	–	(200.52)	–
Amortisation of premium	(0.26)	(0.37)	(0.26)	(0.37)
Fair value changes of investment	9.25	(2.72)	9.25	(2.72)
Closing balance	80.58	272.11	80.58	272.11

6 Trade accounts and notes receivable, net

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Trade accounts and notes receivable				
– Third parties	2,048.70	1,685.07	–	0.91
– Related parties (Note 32)	528.02	443.03	12.31	3.37
Accrued income				
– Third parties	176.26	316.32	–	–
– Related parties (Note 32)	7.56	14.92	–	3.92
Total trade accounts and notes receivable	2,760.54	2,459.34	12.31	8.20
Less allowance for doubtful accounts	(517.73)	(503.55)	–	(0.91)
Total trade accounts and notes receivable, net	2,242.81	1,955.79	12.31	7.29

The aging of outstanding trade accounts and notes receivable from third parties is as follows:

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Current 3 months	1,192.24	608.62	–	–
Overdue 3 – 6 months	86.26	268.75	–	–
Overdue 6 – 12 months	88.38	100.40	–	–
Overdue over 12 months	681.82	707.30	–	0.91
Total	2,048.70	1,685.07	–	0.91
Less allowance for doubtful accounts – third parties	(517.73)	(503.55)	–	(0.91)
Total trade accounts and notes receivable – third parties, net	1,530.97	1,181.52	–	–

7 Loans and accrued interest receivable, net

Outstanding loans and accrued interest receivable as at 31 December is as follows:

	Consolidated	
	2006 Baht Million	2005 Baht Million
Up to 90 days	7,694.83	6,517.73
Over 90 days	948.58	210.70
Total loans and accrued interest receivable	8,643.41	6,728.43
Less allowance for doubtful accounts	(1,110.62)	(322.30)
Loans and accrued interest receivable	7,532.79	6,406.13
Less current portion of loans and accrued interest receivable	(5,744.57)	(4,659.42)
Loans and accrued interest receivable, net	1,788.22	1,746.71

8 Inventories, net

	Consolidated		Company	
	2006	2005	2006	2005
	Baht Million	Baht Million	Baht Million	Baht Million
Raw materials	116.12	93.75	–	–
Work in process	16.61	6.78	–	–
Finished goods	333.20	708.51	–	–
Goods in transit	25.47	–	–	–
Total	491.40	809.04	–	–
Less allowance for obsoleted inventories	(145.08)	(147.41)	–	–
Total inventories, net	346.32	661.63	–	–

9 Other current assets

	Consolidated		Company	
	2006	2005	2006	2005
	Baht Million	Baht Million	Baht Million	Baht Million
Prepaid expenses	355.66	367.95	2.50	2.61
Recoverable tax	142.99	93.65	16.42	19.67
Advance payments	78.91	109.97	0.01	1.27
Deposits	38.35	56.47	–	–
Debtor – others	184.64	281.87	4.02	–
Accrued income receivable – others	22.73	23.03	–	–
Insurance compensation receivable	–	52.34	–	–
Accrued interest receivable	34.99	9.48	9.04	2.82
Others	148.05	133.04	6.10	2.84
Total other current assets	1,006.32	1,127.80	38.09	29.21

10 Investments in subsidiaries, associates and joint ventures

a) Long-term investments in subsidiaries, associates and joint ventures as at 31 December comprise:

	Consolidated		Company	
	2006	2005	2006	2005
		Restated		Restated
	Baht Million	Baht Million	Baht Million	Baht Million
Investments in subsidiaries	–	–	7,998.29	8,416.99
Investments in associates	33,681.46	34,819.29	33,197.91	34,253.22
Investments in joint ventures	–	–	75.79	1,026.64
Total investments in subsidiaries, associates and joint ventures	33,681.46	34,819.29	41,271.99	43,696.85

b) **Movements in investments in subsidiaries, associates and joint ventures for the years ended 31 December comprise:**

	Consolidated		Company	
	2006	2005 Restated	2006	2005 Restated
	Baht Million	Baht Million	Baht Million	Baht Million
Opening net book value – previously reported	31,252.57	30,141.26	39,995.40	37,389.40
Prior year adjustment (Note 3)	3,566.72	3,689.85	3,701.45	3,679.07
Opening net book value – restated	34,819.29	33,831.11	43,696.85	41,068.47
Increased investment in a joint venture (Note 10 e)	–	–	2,604.60	720.00
Decreased in decreasing in share capital of a joint venture	–	–	(6.13)	–
Unrealised gain on sale of investment in a joint venture	–	–	(129.06)	–
Disposal of investment in a subsidiary and a joint venture	(19.38)	–	(173.94)	–
Share of net results from investments	7,067.81	8,111.37	4,538.02	8,723.13
Impairment loss of investment in a subsidiary (Note 10 e)	–	–	(1,105.43)	–
Dividends received from subsidiaries and associates	(8,193.98)	(7,169.32)	(8,061.35)	(7,206.73)
Change status from a subsidiary to an associate	21.83	–	–	–
Unrealised gain (loss) on dilution from investment	(14.11)	46.13	(15.28)	361.50
Foreign currency translation adjustment	–	–	(76.29)	30.48
Closing net book value	33,681.46	34,819.29	41,271.99	43,696.85

c) **The details of investments in subsidiaries, associates and joint ventures can be summarised as follows:**

Name	Business	Country	Currency
Subsidiaries			
Shin Satellite Public Company Limited and its Group	Operating and administering communication satellite projects and rendering transponder services for domestic and international communications	Thailand	Baht
ITV Public Company Limited and its Group	Broadcasting of UHF system and lease of equipment for program production, producing TV programs and arranging related marketing events	Thailand	Baht
I.T. Applications and Service Company Limited and its subsidiary	Computer services	Thailand	Baht
SC Matchbox Company Limited	Providing advertising services and production of advertisements for radio and television	Thailand	Baht
Capital OK Company Limited and its Group	Providing consumer finance	Thailand	Baht
Associates			
Advanced Info Service Public Company Limited and its Group	Operating a 900 MHz cellular telephone system	Thailand	Baht
CS Loxinfo Public Company Limited and its Group	Providing internet data center services, internet, satellite uplink downlink services	Thailand	Baht
Joint ventures			
Asia Aviation Company Limited and joint venture	Investment company in low–fare airline business	Thailand	Baht
ArcCyber Company Limited	Providing internet services	Thailand	Baht

10 Investments in subsidiaries, associates and joint ventures (continued)

d) Carrying value of investments in subsidiaries, associates and joint ventures

Consolidated – 31 December 2006 (Baht Million)

	Paid share capital	Investment portion (%)	Cost	Accumulated share of profit (loss)	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,953.55	42.79	8,807.46	24,390.45	33,197.91	7,961.39
CS Loxinfo Public Company Limited	625.00	40.02	1,669.10	(1,185.55)	483.55	232.59
Total investments in associates			10,476.56	23,204.90	33,681.46	8,193.98

Consolidated – 31 December 2005 (Baht Million) – Restated

	Paid share capital	Investment portion (%)	Cost	Accumulated share of profit (loss)	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,950.64	42.83	8,807.46	25,418.47	34,225.93	7,076.79
CS Loxinfo Public Company Limited	625.00	40.02	1,669.10	(1,075.74)	593.36	92.53
Total investments in associates			10,476.56	24,342.73	34,819.29	7,169.32

Company – 31 December 2006 (Baht Million)

	Paid share capital	Investment portion (%)	Cost	Accumulated share of profit (loss)	Equity	Dividend
Subsidiaries						
Shin Satellite Public Company limited	5,455.35	41.32	3,612.98	1,943.64	5,556,62	–
ITV Public Company Limited	6,033.49	52.92	3,297.26	(3,003.91)	293.35	–
I.T. Applications and Service Company Limited	10.00	99.99	10.00	138.51	148.51	–
SC Matchbox Company Limited	9.00	99.96	71.97	141.78	213.75	99.96
Capital OK Company Limited	4,050.00	100.00	3,715.65	(1,929.59)	1,786.06	–
Total investments in subsidiaries			10,707.86	(2,709.57)	7,998.29	99.96
Associate						
Advanced Info Service Public Company Limited	2,953.55	42.79	8,807.46	24,390.45	33,197.91	7,961.39
Total investment in an associate			8,807.46	24,390.45	33,197.91	7,961.39
Joint ventures						
Asia Aviation Company Limited	410.00	49.00	200.90	(127.22)	73.68	–
ArcCyber Company Limited	279.80	47.50	2.02	0.09	2.11	–
Total investments in joint ventures			202.92	(127.13)	75.79	–

Company – 31 December 2005 (Baht Million) – Restated	Paid share capital	Investment portion (%)	Cost	Accumulated share of profit (loss)	Equity	Dividend
Subsidiaries						
Shin Satellite Public Company Limited	5,453.79	41.34	3,612.98	2,018.37	5,631.35	–
ITV Public Company Limited	6,031.91	52.94	3,297.26	(372.69)	2,424.57	–
Ad venture Company Limited	550.00	90.91	500.00	(448.67)	51.33	
I.T. Applications and Services Company Limited	10.00	99.99	10.00	103.85	113.85	–
SC Matchbox Company Limited	9.00	99.96	71.97	148.47	220.44	129.94
Merry International Investments Corporations	USD 1.00	100.00	–	(24.55)	(24.55)	–
Total investments in subsidiaries			7,492.21	924.78	8,416.99	129.94
Associate						
Advanced Info Service Public Company Limited	2,950.64	42.83	8,807.46	25,445.76	34,253.22	7,076.79
Total investment in an associate			8,807.46	25,445.76	34,253.22	7,076.79
Joint ventures						
Thai AirAsia Company Limited	400.00	50.00	201.23	(80.69)	120.54	–
Capital OK Company Limited	2,200.00	60.00	1,320.00	(413.90)	906.10	–
Total investments in joint ventures			1,521.23	(494.59)	1,026.64	–

Increased in share capital of the subsidiaries and the associate

During the period, the subsidiaries and the associate increased their issued and paid share capital in order to support the exercised warrants, which issued to directors and employees (ESOP). As a result, the Company's investment in such subsidiaries and associate was diluted as detailed belows:

Company	Unit of exercised warrants Million units	Share capital increased Baht Million		Premium (Discount) on share capital changed Baht Million		Decrease in % of interest of the Company	
		from	to	from	to	from	to
SATTEL	0.15	5,453.79	5,455.35	4,295.37	4,295.76	41.34	41.32
ITV	0.32	6,031.91	6,033.49	(174.42)	(174.30)	52.94	52.92
ADVANC	5.17	2,950.64	2,953.55	20,729.93	20,978.56	42.83	42.79

e) Significant movements in investments during the year ended 31 December 2006 were as follows:

Advanced Info Service Public Company Limited ("ADVANC")

Shares reduction under the Public Limited Companies Act (No.2) B.E. 2544, Treasury Stock Rules

According to the Public Limited Companies Act (No.2) B.E. 2544, Treasury Stock Rules, any company repurchases its shares has to dispose all of the repurchased shares with in a 3-year period commencing from the date of share repurchase completion. If the company does not dispose the treasury stock within the 3-year period, the company has to reduce its paid share capital to offset with the treasury stock.

ADVANC repurchased 2,540,200 of its ordinary shares during 2 December 2002 to 1 June 2003. However, during that period, ADVANC did not dispose any of the treasury stock. In order to comply with the aforementioned regulations, ADVANC offset its treasury stock with its authorised and paid share capital. ADVANC registered the reduction in authorised and paid share capital with the Ministry of Commerce on 16 June 2006. Therefore, the investment of the Company in ADVANC increased from 42.78% to 42.82%.

10 Investments in subsidiaries, associates and joint ventures (continued)

e) Significant movements in investments during the year ended 31 December 2006 were as follows: (continued)

Shin Satellite Public Company Limited ("SATTEL")

Establishment of SATTEL's subsidiary

In August 2006, SATTEL established IPSTAR Global Services Company Limited in Mauritius which provide IPSTAR service in Australia. The total authorised number of ordinary shares of IPSTAR Global is 20,000 shares with a par value of USD 1.00 each, totalling USD 20,000.

Acquisition of NTU (Thailand) Company Limited ("NTU")

On 29 December 2006, SATTEL acquired an additional 61,200 ordinary shares in NTU, equivalent to 51% of the share capital of NTU, at a total price of approximately Baht 3.82 million from a shareholder. As a result, NTU had been a subsidiary of SATTEL since the date of acquisition.

ITV Public Company Limited ("ITV")

Establishment of ITV's joint venture

In January 2006, ITV, CA Mobile, Ltd. and Mitsui & Co., Ltd. set up a new joint venture, Media Connex Company Limited ("MC") which is a media producer on mobile. This is the combination of technology of computer, TV and mobile. The investment portion is 60%, 25% and 15% respectively, of a total registered share capital of Baht 50 million.

Impairment test for investment in ITV

On 13 December 2006, the Supreme Administrative Court delivered the judgment to revoke the award made by the arbitration panel. As a consequence of that ruling, ITV has to follow the previous terms and conditions as specified in the Concession Agreement on the following:

1. The television programming schedule covers the combination of news, documentaries and social benefit programs which shall not be less than 70% of total air-time, and all programs shown during prime time (7.00 p.m. – 9.30 p.m.) have to be these kinds of programs.

2. ITV must pay the concession fee to at rate of 44% and the minimum guarantee of Baht 1,000 million per annum.

As a results of the Supreme Administrative Court's judgment, ITV has unpaid concession fees of Baht 2,210 million, which excluded the interest and penalty on the unpaid concession fees, it is an indicator of impairment of investment in ITV. Therefore, the Company recorded losses on impairment of investment totalling Baht 1,105 million based on the net assets value of ITV and recognise loss on impairment in goodwill in the consolidated financial statement with the same amount, shown in the following details;

As at 31 December 2006	Baht Million
Investment in ITV– equity method which included goodwill	1,398
Investment in ITV – net assets value	(293)
Loss on impairment of goodwill	1,105

The book value of net assets of ITV which included in the consolidated financial statements as at 31 December 2006 can be summarised as follows:

	Baht Million	Proportion in consolidated (%)
Total assets	3,911	4.61
Total liabilities	3,356	9.73
Net assets	293	0.35

Asia Aviation Company Limited ("AA")

Prior 14 February 2006, the Group held 50% of Thai AirAsia Co., Ltd. ("TAA") and accounted for such investment under the proportional consolidation method.

On 14 February 2006, the Group formed Asia Aviation Co., Ltd., a joint venture "AA" with a third party and contributed with cash an amount equivalent to 49% share of the total AA paid up capital. From the formation date, the Group accounted for the AA investment under the proportional consolidation method.

Subsequently to the creation of AA, in February 2006, the Group sold its entire participation on TAA to AA for Baht 400 million. As a consequence of such transaction, the Group recognised on its financial statements, on a stand alone basis, a gain of Baht 263 million from the sale of TAA investment. On a consolidated basis 49% of the recognised gain was eliminated in consolidation.

After the sale of TAA share to AA, the Group indirectly holds 24.5% of TAA through is 49% participation in AA.

Merry International Investments Corporations ("Merry")

In the first quarter of 2006, Merry was liquidated and had legally cleared account.

Capital OK Company Limited ("OK")

Increased in share capital

In February 2006, OK, a joint venture of the Company increased its issued and paid share capital from Baht 2,200 million to Baht 2,500 million. The Company contributed with 60% of its shares equivalent to Baht 180 million.

In September 2006, OK increased its issued and paid share capital from Baht 2,500 million to Baht 4,050 million. The Company contributed with an amount equivalent to 100% of the increase share capital. Consequently, the Company increased its share from 60.00% to 75.35%. However, as at 31 September 2006, the investment of the Company in OK was considered as a joint venture. Goodwill investment acquisition in the amount of Baht 301.19 million is presented as an intangible asset in the consolidated balance sheet (Note 14) and is amortised using the straight-line method over estimated useful life of 20 years.

In October 2006, the Company acquired the remaining investment of 24.69% of OK from DBS Bank Limited, a joint venture partner which incorporated in Singapore, amounting to 10 million shares at Baht 66.5 each, totaling of Baht 665 million. Therefore, the investment in OK increased from 75.31% to 100%. Accordingly, the status of OK has been changed from a joint venture to a subsidiary. Goodwill from this acquisition in the amount of Baht 151.44 million is presented as an intangible asset in the consolidated balance sheet (Note 14) and is amortised using the straight-line method over estimated useful life of 20 years.

The book value of net assets of OK at the transaction date can be summarised as follows:

	Baht Million
Cash and cash equivalents	724.24
Current assets	2,741.09
Non-current assets	1,551.03
Current liabilities	(3,674.53)
Non-current liabilities	(508.81)
Book value of net assets	833.02
Cash paid	1,285.65
Goodwill (Note 14)	452.63
Cash, net	561.41

Net assets from the acquisition of investment in OK are stated at the net book value at the date of acquisition.The Company viewed that the fair value of OK assets and liability approximates the book value.

10 Investments in subsidiaries, associates and joint ventures (continued)

e) Significant movements in investments during the year ended 31 December 2006 were as follows: (continued)

ArcCyber Company Limited ("ARC")

In April 2006, the Company acquired 47.50% of ARC, a joint venture, from AD Venture Company Limited, a subsidiary of the Company in amount of Baht 8.15 million.

ARC decreased the authorised and issued ordinary share capital from 58,540,000 ordinary shares of Baht 5 per share to 55,960,000 ordinary shares of Baht 5 per share. The decrease in ordinary shares was registered with the Ministry of Commerce on 31 July 2006.

ARC registered its dissolution with the Ministry of Commerce on 31 October 2006 and it is in the liquidation process.

AD Venture Company Limited ("ADV")

In April 2006, the Company sold 51% of ADV, a subsidiary of the Company, to CS LoxInfo Public Company Limited ("CSL") (an associate of SATTEL), in the amount of Baht 17.95 million. The investment in ADV decreased from 90.91% to 39.91%. In September 2006, the Company sold the remaining 39.91% of ADV to CSL in the amount of Baht 14.05 million.

Dividend receipts

In the year 2006, the Company's subsidiaries, associates and a joint venture paid dividends to the Company as follows received:

	Par value per share	Dividend per share	Amount received Baht Million
SMB (a subsidiary)	Baht 10.00	Baht 111.11	99.96
ADVANC (an associate)	Baht 1.00	Baht 6.30	7,961.39
CSL (an associate)	Baht 1.00	Baht 0.93	232.59

11 Other investments

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
General investments				
Imperial Technology Management Services				
Public Company Limited	25.00	25.00	25.00	25.00
Other	2.48	1.25	1.25	1.25
Total other investments	27.48	26.25	26.25	26.25

12 Property and equipment, net

	Consolidated (Baht Million)						
	Buildings & improvements	Furniture, fixtures & equipment	Vehicles & vehicles under finance leases	Computers & equipment	Rental equipment	Assets under construction	Total
As at 31 December 2005							
Cost	431.79	8,686.12	166.00	500.00	11.34	1,932.94	11,728.19
Less accumulated depreciation	(133.84)	(2,463.72)	(90.63)	(229.64)	(11.31)	–	(2,929.14)
Less allowance for impairment	–	–	–	(51.77)	–	–	(51.77)
Net book value	297.95	6,222.40	75.37	218.59	0.03	1,932.94	8,747.28
Transactions during the year ended 31 December 2006							
Additions	41.88	289.17	42.69	105.04	–	3,593.86	4,072.64
Transfer, net	7.99	887.83	–	22.92	0.06	(4,922.39)	(4,003.59)
Disposals, net	(4.45)	(59.04)	(14.82)	(15.94)	–	–	(94.25)
Write-off, net	(0.45)	(0.07)	–	(0.03)	–	(21.16)	(21.71)
Increased investment in a subsidiary	0.02	9.40	4.70	5.39	–	2.43	21.94
Increase investment in a joint venture, net	25.58	27.25	1.51	96.32	–	–	150.66
Disposal of investment in a subsidiary	(0.90)	(37.34)	(10.39)	(20.57)	–	(4.96)	(74.16)
Depreciation charged	(52.64)	(809.28)	(25.95)	(89.34)	(0.01)	–	(977.22)
Impairment loss	–	(21.48)	–	–	–	–	(21.48)
Foreign currency translations adjustment	(6.92)	(348.87)	(0.72)	(1.43)	–	(16.82)	(374.76)
Closing net book value	308.06	6,159.97	72.39	320.95	0.08	563.90	7,425.35
As at 31 December 2006							
Cost	492.21	9,314.24	151.89	600.67	11.40	563.90	11,134.31
Less accumulated depreciation	(184.15)	(3,132.79)	(79.50)	(279.67)	(11.32)	–	(3,687.43)
Less allowance for impairment	–	(21.48)	–	(0.05)	–	–	(21.53)
Net book value	308.06	6,159.97	72.39	320.95	0.08	563.90	7,425.35

12 Property and equipment, net (continued)

	Company (Baht Million)					
	Buildings & improvements	Furniture, fixtures & equipment	Vehicles & vehicles under finance leases	Computers &equipment	Assets under construction	Total
As at 31 December 2005						
Cost	11.38	26.69	48.99	38.67	0.45	126.18
Less accumulated depreciation	(8.90)	(21.75)	(26.32)	(26.12)	–	(83.09)
Net book value	2.48	4.94	22.67	12.55	0.45	43.09
Transactions during the year ended 31 December 2006						
Additions	5.17	4.93	3.88	5.07	–	19.05
Disposals, net	–	(0.09)	(6.59)	(0.03)	–	(6.71)
Write–off, net	–	(0.02)	–	–	–	(0.02)
Depreciation charge	(1.96)	(2.15)	(6.63)	(5.01)	–	(15.75)
Closing net book value	5.69	7.61	13.33	12.58	0.45	39.66
As at 31 December 2006						
Cost	16.55	27.80	29.83	42.22	0.45	116.85
Less accumulated depreciation	(10.86)	(20.19)	(16.50)	(29.64)	–	(77.19)
Net book value	5.69	7.61	13.33	12.58	0.45	39.66

Borrowing costs of Baht 51 million (2005: Baht 715 million), arising from the financing specifically entered into for assets under construction, were capitalised during the year in the consolidated financial statements.

On 28 May 2006, the Thaicom 5 satellite was launched by Arianespace in Kourou, French Guiana. On 12 July 2006 SATTEL accepted the In–Orbit Acceptance Test of the Thaicom 5 satellite from Alcatel Alenia Space, the satellite constructor. In addition, title to the satellite, satellite control station and other equipment was transferred to the Ministry of Information and Communication Technology ("MICT") in accordance with the build–transfer–operate concession agreement. The Thaicom 5 satellite started to provide services to customers on 13 July 2006; consequently, the amortization of these assets has commenced on this date.

As at 31 December 2006, consolidated property and equipment included a subsidiary's equipment under concession agreement of approximately Baht 2,728 million (2005: Baht 2,504 million). According to the concession agreement, the subsidiary must transfer its ownership of this related equipment to the Government of Cambodia on the expiration date of the concession agreement, on 4 March 2028.

13 Property and equipment under concession agreements, net

	Consolidated (Baht Million)		
	Satellite equipment	Radio & television broadcast equipment	Total
As at 31 December 2005			
Cost	24,132.75	3,636.05	27,768.80
Less accumulated amortisation	(4,422.95)	(1,629.28)	(6,052.23)
Less allowance for impairment	(400.00)	–	(400.00)
Net book value	19,309.80	2,006.77	21,316.57

	Consolidated (Baht Million)		
	Satellite equipment	Radio & television broadcast equipment	Total
Transactions during the year ended 31 December 2006			
Additions	6.69	72.03	78.72
Transfer, net	4,043.33	–	4,043.33
Write-off, net	(958.05)	–	(958.05)
Amortisaion	(1,913.43)	(224.77)	(2,138.20)
Closing net book value	20,488.34	1,854.03	22,342.37
As at 31 December 2006			
Cost	26,550.49	3,708.46	30,258.95
Less accumulated amortisation	(6,062.15)	(1,854.43)	(7,916.58)
Net book value	20,488.34	1,854.03	22,342.37

In 2004, due to spacecraft power maintenance, the Thaicom 3 satellite became was temporarily unavailable when the onboard batteries were recharged in order to prepare for the night of an eclipse. Subsequently on July 2005, SATTEL and a professional consultant completed the evaluation of the remaining useful life of the Thaicom 3 satellite and determined that as at 30 June 2005, the remaining useful life of the Thaicom 3 satellite had decreased from 5.89 years to 2.5 years. The change in the remaining useful life of the Thaicom 3 satellite resulted in recognition of impairment loss amounting to Baht 400 million.

On 13 July 2006, SATTEL transferred all customers of the Thaicom 3 satellite to the Thaicom 5 satellite which moved to a new position at 50.5 Middle-East. Subsequently, on 1 October 2006, SATTEL found that Thaicom 3 satellite had suffered damage in relation to a power supply system failure and failed to operate. Consequently, SATTEL re-orbited Thaicom 3 satellite. The impact to loss of Thaicom 3's write-off totalling to Baht 964 million comprises its net book value and prepaid insurance as at 13 July 2006 amounting to Baht 958 million and Baht 6 million, respectively. Currently, SATTEL is in the process of claimming from the insurer for the damage. Under the insurance contract, SATTEL and the Ministry of Information Communication and Technology are co-beneficiary. The loss from write off net deferred income tax is Baht 675 million.

14 Goodwill, net

	Consolidated Baht Million
As at 31 December 2005	
Cost	1,800.53
Less accumulated amortisation	(494.28)
Net book value	1,306.25
Transactions during the year ended 31 December 2006	
Additions (Note 10 e)	452.63
Amortisation	(103.34)
Impariment loss (Note 10 e)	(1,105.43)
Closing net book value	550.11
As at 31 December 2006	
Cost	2,253.16
Less accumulated amortisation	(597.62)
Less allowance for impairment	(1,105.43)
Net book value	550.11

15 OTHER INTANGIBLE ASSETS, NET

	Consolidated Baht Million	Company Baht Million
As at 31 December 2005		
Cost	2,308.90	72.36
Less accumulated amortisation	(621.23)	(53.42)
Less allowance for impairment	(14.62)	-
Net book value	1,673.05	18.94
Transactions during the year ended 31 December 2006		
Additions	191.87	6.51
Transfer, net	1.21	–
Increase invesment in a subsidiary and a joint venture, net	102.98	–
Disposal of investment in a subsidiary	(8.66)	–
Write–off, net	(8.19)	–
Amortisation	(160.32)	(9.78)
Foreign currency translation adjustment	(26.84)	-
Closing net book value	1,765.10	15.67
As at 31 December 2006		
Cost	2,556.24	78.87
Less accumulated amortisation	(791.14)	(63.20)
Net book value	1,765.10	15.67

16 DEFERRED INCOME TAX

Deferred income tax is calculated on temporary differences under the balance sheet liability method using a principle tax rate ranging between 20% to 30% (2005: 20% to 30%).

Deferred tax assets for tax loss carried forward are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. The Group has tax loss carried forward to offset future tax income amounting to Baht 5,714 million (31 December 2005: Baht 3,514 million) which is recognised as a deferred tax assets up to the amount it expects to be utilised of Bath 430 million (31 December 2005: Nil).

The movement in deferred tax assets and liabilities during the year ended 31 December 2006, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	Consolidated (Baht Million)					
	For the year ended 31 December 2006					
Deferred tax assets	Allowance for doubtful accounts	Loss carry forward	Depreciation/ amortisation	Provision on impairment loss	Others	Total
Balance brought forward	-	-	-	-	-	-
Prior year adjustment	124.16	–	63.55	120.00	83.79	391.50
Balance brought forward - restated	124.16	-	63.55	120.00	83.79	391.50
Impact to statement of income	103.73	430.22	(47.61)	(115.69)	12.22	382.87
Impact to shareholders' equity	(0.01)	-	–	(0.01)	(1.24)	(1.26)
Increased portion of investment in a joint venture	149.40	–	2.13	-	–	151.53
Balance carried forward	377.28	430.22	18.07	4.30	94.77	924.64

Deferred tax liabilities	Consolidated (Baht Million) For the year ended 31 December 2006 Deferred expenses	Amortisation on assets under concession agreement	Investment	Others	Total
Balance brought forward	–	–	–	–	–
Prior year adjustment	25.76	96.19	–	6.12	128.07
Balance brought forward - restated	25.76	96.19	–	6.12	128.07
Impact to statement of income	(12.81)	25.69	14.15	1.28	28.31
Impact to shareholders' equity	–	(12.66)	–	–	(12.66)
Increased portion of investment in a joint venture	8.20	–	–	2.81	11.01
Balance carried forward	21.15	109.22	14.15	10.21	154.73

Deferred income tax assets and liabilities are offset when there is a legally unforceable right to offset current tax assets against current tax liabilities and when the deferred income tax related to the same tax authority. The offset amounts are as follows:

	Consolidated 2006 Baht Million	2005 Restated Baht Million
Deferred tax assets	896.86	365.53
Deferred tax liabilities	(126.95)	(102.11)

17 Trade accounts and notes payable

	Consolidated 2006 Baht Million	Consolidated 2005 Baht Million	Company 2006 Baht Million	Company 2005 Baht Million
Trade accounts and notes payable				
– Third parties	1,043.50	954.79	0.35	0.44
– Related parties (Note 32)	33.27	41.02	3.23	11.80
Total trade accounts and notes payable	1,076.77	995.81	3.58	12.24

18 Borrowings

	Consolidated 2006 Baht Million	Consolidated 2005 Baht Million	Company 2006 Baht Million	Company 2005 Baht Million
Current				
Bank overdrafts and short–term loans from banks and financial institutions	4,706.08	4,348.93	600.00	1,200.00
Current portion of long–term borrowings	7,703.90	2,855.34	–	–
Finance lease liabilities	47.04	23.00	0.53	0.68
	12,457.02	7,227.27	600.53	1,200.68

18 Borrowings (continued)

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Non-current				
Long-term borrowings	14,070.70	17,605.85	–	–
Finance lease liabilities	37.96	34.61	–	0.53
	14,108.66	17,640.46	–	0.53
Total borrowings	26,565.68	24,867.73	600.53	1,201.21

As at 31 December 2006, the Company has unsecured promissory notes with a bank in the amount of Baht 600 million (2005: Baht 1,200 million) with weighted average of effective interest at rates of 5.99% per annum (2005: 4.30% per annum).

Facility agreements in relation to the financing of the iPSTAR satellite project

On 7 November 2002, SATTEL entered into a USD 389.3 million credit agreement, which comprises three agreements as follows:

a) Loan credit agreement for USD 184.5 million. The guarantor is the Export-Import Bank of the United States.

b) Loan credit agreement for USD 79.8 million. The guarantor is a French export and import bank (Compagnie Francaise d'Assurance pour le Commerce Exterieur).

c) Loan credit agreement from another group of commercial banks for USD 125 million. This has no guarantor.

The loans under each loan credit agreement bear interest at various rates. These are based on margins over the London Inter-Bank Offer Rate ("LIBOR") for a period of six months and fixed rates. SATTEL is required to pay a commitment fee in respect of the unused portion of the facilities. In addition, under the aforementioned credit agreements, SATTEL must comply with the conditions in the credit agreements concerning maintaining certain financial ratios, dividend payment policy, guarantee, sale or transfer of assets and investment. The repayment of principal and interest was changed from semi-annually to monthly. The monthly repayments of loans principals and interest as secured by the Export-Import Bank of the United States and Compagnie Francaise d'Assurance pour le Commerce Exterieur are from November 2005 to May 2013 and other loans from another group of commercial banks are from November 2005 to November 2009.

Facility agreement in relation to the financing of the Thaicom 5 satellite project

SATTEL entered into credit agreements guaranteed by the French export and import bank for the purpose of the Thaicom 5 satellite project on 8 August 2005 and 13 October 2005 amounting to USD 33.01 million with 8.75 years and USD 38.36 million with 8.58 years, respectively. These credit agreements bear interest at fixed rates. SATTEL must comply with the conditions in the aforesaid credit agreements with regards to maintaining certain financial ratios, dividend payment policy, guarantees, and sale or transfer of assets. The initial repayment of principal will be six-month after the In – Orbit Acceptance of the Thaicom 5 satellite.

The negotiation on the rescheduling of loan repayment of long-term loans for iPSTAR satellite and Thaicom 5 satellite projects

In the fourth quarter of 2006, SATTEL issued a letter to the group of lenders of iPSTAR satellite and Thaicom 5 satellite projects requesting for negotiation on the rescheduling of loan repayment of long-term loans for iPSTAR satellite and Thaicom 5 satellite projects. Consequently, SATTEL received a forbearance letter from the group of lenders in November 2006, which allowed SATTEL to defer the principal amounts that due for repayment from 15 November 2006 to 15 March 2007 of USD 32.4 million (approximately Baht 1,173 million) to be payable on 13 April 2007.

SATTEL still has to pay the full amount of interest as specified in the existing credit facility agreements and to comply with the conditions as specified in this forbearance letter. In the meantime, SATTEL is in process of negotiation with the group of lenders about the changes of the repayment terms. Now, the negotiation is not finalised yet. SATTEL's management is of the opinion that SATTEL's proposed the rescheduling of loan repayment of long-term loans will be approved by the lenders.

As of 31 December 2006, SATTEL presented long-term loans before net of financial expenses in these financial statements with a current portion of Baht 3,161 million and non-current portion of Baht 11,414 million in these financial statements in accordance with the terms of existing loan agreements.

Borrowings of OK

As at 31 December 2006, OK has short-term borrowings representing promissory notes payable to several local financial institutions and bills of exchange to an other investor amounting to Baht 3,800 million which will mature in 2007, and bear interest at the rates ranging from 5.97% to 7.00% per annum.

Long-term borrowings represent Japanese Yen loans from financial institutions amounting to Japanese Yen 10,800 million, which will mature in 2007, and bear interest at the rate of JPY – LIBOR plus 0.5% per annum and Thai Baht loan from a local bank amounting to Baht 2,200 million, which will mature in 2007 and 2008 amounting of Baht 1,000 million and Baht 1,200 million, respectively and bear interest at 4.75% to 6.75% per annum.

As at 31 December 2005, OK has short-term borrowings representing promissory notes payable to several local financial institutions and bills of exchange to an other investor amounting to Baht 3,081 million (proportion of the Company's investment), which bear interest at the rates ranging from 3.59% to 5.79% per annum.

Moreover, long-term borrowings represent Japanese Yen loans from financial institutions amounting to Japanese Yen 6,480 million (approximately Baht 2,433 million) (proportion of the Company's investment), which bear interest at the rate of JPY – LIBOR plus 0.5% per annum and Thai Baht loan from a local bank amounting to Baht 600 million, which bear interest at 4.75% per annum.

Borrowing of ITV

Non-compliance with the debt covenant

As at 31 December 2006, ITV's debt to equity ratio was 6.06:1, this ratio does not meet the requirements of the debt restructuring agreement of ITV. This covenant default has made the total amount of loan become due without further notification from the lender, and the principal repayment must be made by ITV immediately. ITV does not reclassify the outstanding amount of long-term loan totalling Baht 197 million as current because ITV intends to negotiate with the lender after the circumstance as described in Note 35 has been improved. The borrowings of ITV included in these consolidated financial statements as of 31 December 2006 was Baht 290 million.

The movements in the borrowings can be analysed as follows:

	Consolidated Baht Million	Company Baht Million
For the year ended 31 December 2006		
Opening balance	24,867.73	1,201.21
Additions, net	8,464.95	2,580.45
Increased in investment in a joint venture	3,817.12	–
Repayments	(8,266.60)	(3,181.13)
Unrealised gain on exchange rate	(2,161.83)	–
Foreign currency translation adjustment	(155.69)	–
Closing balance	26,565.68	600.53

18 Borrowings (continued)

The interest rate exposure of the borrowings of the Group and the Company are as follows:

	Consolidated		Company	
	2006	2005	2006	2005
	Baht Million	Baht Million	Baht Million	Baht Million
Total borrowings:				
– at fixed rates	10,570.79	8,286.93	600.53	1,201.21
– at floating rates	15,994.89	16,580.80	–	–
	26,565.68	24,867.73	600.53	1,201.21
Weighted average interest rates: (Percent)				
– bank overdraft and short–term loans from financial institutions	6.58	4.94	5.99	4.30
– long–term borrowings	5.70	5.34	–	–
– finance lease liabilities	6.46	6.29	7.26	7.46

Maturity of non–current borrowings as at 31 December 2006 is as follows:

	Consolidated		Company	
	Borrowings	Finance lease liabilities	Borrowings	Finance lease liabilities
	Baht Million	Baht Million	Baht Million	Baht Million
2008	4,727.13	33.51	–	0.53
2009	3,484.65	3.47	–	–
2010	1,567.81	0.28	–	–
2011 and after	4,291.11	0.70	–	–
	14,070.70	37.96	–	0.53

Borrowing facilities

As of 31 December 2006, SATTEL has unutilised short–term loan facilities made available by various financial institutions in an aggregate amount of Baht 1,657 million and a standby letter of credit issued by a commercial bank amounting to USD 43 million security to the iPSTAR loans. The repayment of any amount drawn under the standby letter of credit will be made after the full repayment of the iPSTAR loans.

The above facilities is as follows is as follows:

	Consolidated	
	2006	2005
	Baht Million	Baht Million
Floating rate		
– expiry within one year	1,656.81	4,272.52
– expiry after one year	–	124.60
Fixed rate		
– expiry after one year	–	40.00
Total	1,656.81	4,437.12
Stand by letter of credit	1,557.00	1,557.00

Fair values

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings approximate the fair value due to the short maturities of these instruments. The value of non-current borrowings is estimated using discounted cash flows based on the Group's incremental borrowing rates for similar types of borrowings, as follows:

	Consolidated			
	2006		2005	
	Carrying amount Baht Million	Fair value Baht Million	Carrying amount Baht Million	Fair value Baht Million
Long-term debt (excluding finance lease liabilities)	14,068.37	13,642.04	17,605.85	17,245.41

19 Other current liabilities

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Accrued expenses	871.34	665.27	42.37	43.81
Deferred income and advance receipts	474.43	465.00	-	-
Other payable	121.42	313.50	1.84	7.03
Tax payable	155.49	185.09	5.06	3.31
Deposit from customers	60.39	92.33	-	-
Others	68.98	34.83	2.00	2.00
Total other current liabilities	1,752.05	1,756.02	51.27	56.15

20 Derivative instruments, net

As at 31 December 2006, the fair value of the Group's recorded derivative instruments is as follows:

	Consolidated 2006 Baht million
Foreign currency forward contracts - liabilities	(1,008.69)
Foreign currency option contracts - assets	1,008.69
Net amount shown in the balance sheet	-
Cross currency and interest rate swap contracts - liabilities	(831.72)

The Group has entered into foreign currency forward contracts to purchase US Dollars 309 million. The settlement dates of these contracts are due within 1 year.

The Group has entered into European buy put option contracts amounting to US Dollars 309 million and European sell call option contracts amounting to US Dollars 309 million. The settlement dates of these contracts are due within 1 year.

The Group entered into cross currency and interest rate swap contracts in Yen currency amounting to Yen 10,800 million. The settlement dates on open cross currency and interest rate swap contracts were within 1 year.

20 Derivative instruments, net (continued)

As at 31 December 2005, the Group had foreign currency forward contracts amounting to US Dollars 357 million and cross currency and interest rate swap contracts in Yen currency amounting to Yen 6,480 million, which were recognised in the financial statements at inception in accordance with the previous accounting policy (Note 3.2). The settlement dates of these foreign currency forward contracts were within 1 – 2 years. The details of these foreign currency forward contracts are shown below.

	Consolidated 2005 Baht million
Current portion due within one year	
Foreign currency forward contracts – assets	259.53
Foreign currency forward contracts – liabilities	(112.86)
Long term	
Foreign currency forward contracts – liabilities	(6.73)
Cross currency and interest rate swap contracts – liabilities	(158.21)

As of 31 December 2005, the Group also had European buy put option contracts amounting to US Dollars 357 million and European sell call option contracts amounting to US Dollars 357 million. These contracts were not recognised in the 2005 financial statements in accordance with the previous accounting policy (Note 3.2).

As of 31 December 2005, the fair value of foreign currency forward contracts asset is Baht 157 million and the fair value of European buy put option contracts and European sell call option contracts liability is Baht 157 million and fair value of cross currency and interest rate swap contracts asset is Baht 163 million.

21 Share capital, premium and warrants

Share capital and premium

Movement of share capital is as follows:

	Authorised number of shares Million shares	Issued and fully paid shares Number of shares Million shares	Ordinary shares Baht Million	Share premium Baht Million	Total Baht Million
As at 31 December 2004	5,000.00	2,953.63	2,953.63	5,109.28	8,062.91
Issue of shares	–	45.68	45.68	991.01	1,036.69
As at 31 December 2005	5,000.00	2,999.31	2,999.31	6,100.29	9,099.60
Issue of shares	–	196.99	196.99	4,040.95	4,237.94
As at 31 December 2006	5,000.00	3,196.30	3,196.30	10,141.24	13,337.54

During the year 2006, the Company registered its issued and paid share capital in respect of exercised warrants which were issued to directors and employees (ESOP) for 26.05 million shares and in respect of exercised warrants which were issued to the public (Shin–W1) for 170.93 million shares. Consequently, the Company's issued and paid share capital increased from Baht 2,999.31 million to Baht 3,196.30 million and share premium increased from Baht 6,100.29 million to Baht 10,141.24 million.

WARRANTS

Movements in the number of outstanding warrants are as follows:

	For the year ended 31 December 2006 ('000 units)			
	Opening balance	Exercised	Granted	Closing balance
ESOP - Grant I				
– Directors	9,279.70	(8,772.80)	–	506.90
– Employees	1,969.60	(1,926.80)	–	42.80
Total	11,249.30	(10,699.60)	–	549.70
ESOP - Grant II				
– Directors	10,532.50	(6,848.80)	–	3,683.70
– Employees	3,274.20	(2,866.70)	–	407.50
Total	13,806.70	(9,715.50)	–	4,091.20
ESOP - Grant III				
– Directors	9,290.60	(2,870.30)	–	6,420.30
– Employees	4,247.00	(1,528.60)	–	2,718.40
Total	13,537.60	(4,398.90)	–	9,138.70
ESOP - Grant IV				
– Directors	9,356.10	–	–	9,356.10
– Employees	6,643.90	–	–	6,643.90
Total	16,000.00	–	–	16,000.00
ESOP - Grant V				
– Directors	–	–	6,159.20	6,159.20
– Employees	–	–	7,931.30	7,931.30
Total	–	–	14,090.50	14,090.50
SHIN - W1	159,416.44	(159,157.10)	–	259.34
Total	214,010.04	(183,971.10)	14,090.50	44,129.44

a) Warrants issued and offered to directors and employees (ESOP)

The Company issued and offered five grants of warrants to directors and employees which are in registered form and non–transferrable. The warrants terms have no offered price and do not exceed 5 years. The exercise ratios and prices are detailed belows:

	Issue date	Issued units (Million)	Percentage*	Exercise price (Baht/unit)	Exercise period	
					Start	End
ESOP – Grant I	27 March 2002	29.00	0.99	16.645	27 March 2003	26 March 2007
ESOP – Grant II	30 May 2003	18.08	0.61	12.782	31 May 2004	30 May 2008
ESOP – Grant III	31 May 2004	13.66	0.46	34.046	31 May 2005	30 May 2009
ESOP – Grant IV	31 May 2005	16.00	0.54	39.568	31 May 2006	30 May 2010
ESOP – Grant V	31 July 2006	14.09	0.47	36.830	31 July 2007	30 July 2011

* Percentage of the Company's total issued and paid share capital (before dilution) at the issue date.

21 Share capital, premium and warrants (continued)

a) Warrants issued and offered to directors and employees (ESOP) (continued)

During the year 2006, the Board of Director approved the declarations of a dividend (Note 38), of which the amount paid was greater than 50% of net profit after tax. Consequently, this affects the exercise ratios and exercise prices. Therefore, the company changed the exercise ratios and exercise prices of warrants detailed belows.

	Exercise Ratio (unit/share)		Exercise price (Baht/unit)	
	Old	New	Old	New
ESOP – Grant I	1 : 1.02671	1 : 1.06942	17.337	16.645
ESOP – Grant II	1 : 1.02671	1 : 1.06942	13.314	12.782
ESOP – Grant III	1 : 1.02671	1 : 1.06942	35.463	34.046
ESOP – Grant IV	1 : 1.01326	1 : 1.05540	41.214	39.568
ESOP – Grant V	1 : 1.00000	1 : 1.02307	37.680	36.830

b) Warrants issued and offered to the public (Shin-W1)

In May 2002, the Company issued 200 million units of warrants of Baht 3.10 each to purchase newly issued ordinary shares of the Company. The warrants are in registered form and are transferrable with a maturity period of 5 years from the issue date. The exercise ratio is 1 unit of warrant to 1.074 ordinary shares and the exercise price is Baht 19.081 each. The exercise period is every three months from the issue date. The warrants could be exercised from 30 August 2002 to 21 May 2007. The warrants are presented net of transaction costs in the shareholders' equity.

In May 2006, the Company registered additional issued and paid share capital for 170.91 million shares to support the exercise of warrants (Shin–W1) for 159.16 million units.

22 Legal reserve

The legal reserve of the Company was established in accordance with the provisions of the Public Company Limited Act B.E. 2535, which requires the appropriation as legal reserve of at least 5% of net income for the year until the reserve reaches 10% of the authorised share capital. This reserve is not available for dividend distribution.

23 Minority interests

	Consolidated	
	2006	2005 Restated
	Baht Million	Baht Million
Opening balance – previously reported	9,113.87	5,305.95
Prior year adjustment (Note 3)	128.70	45.15
Opening net book value – restated	9,242.57	5,351.10
Purchased investment in a subsidiary	1.00	(3.46)
Disposal of investment in subsidiaries	(22.08)	–
Liquidation of investment in a subsidiary	–	(20.81)
Increased in share capital by subsidiaries	1.59	2,857.59
Net results from subsidiaries	(861.26)	1,025.35
Foreign currency translation adjustment	(110.78)	32.80
Closing balance	8,251.04	9,242.57

24 Other income

Other income for the years ended 31 December 2006 and 2005 comprised:

	Consolidated		Company	
	2006	2005	2006	2005
	Baht Million	Baht Million	Baht Million	Baht Million
Interest income	177.60	87.01	88.83	48.15
Special business tax refund	77.46	–	–	–
Interest income from ESCROW account	37.69	–	–	–
Income from untaken back deposits from customers	–	21.52	–	–
Gain on unwinding and purchasing of foreign currency option contracts	–	36.61	–	–
Gain on exchange rate	1,880.63	109.41	–	–
Gain on sale of investments in a subsidiary and a joint venture	128.99	–	128.99	–
Others	40.71	47.35	2.64	7.32
Total other income	2,343.08	301.90	220.46	55.47

25 Income tax

Reconciliation of income tax for the year ended 31 December is as follows:

	Consolidated		Company	
	2006	2005	2006	2005
		Restated		Restated
	Baht '000	Baht '000	Baht '000	Baht '000
Current tax	211,135	246,231	–	–
Deferred tax	(373,538)	(231,562)	–	–
	(162,403)	14,669	–	–

Reconciliation of income tax expense and the results of the accounting profit multiplied by the income tax rates for the year ended 31 December is as follows:

	Consolidated		Company	
	2006	2005	2006	2005
		Restated		Restated
	Baht '000	Baht '000	Baht '000	Baht '000
Profit before tax	2,386,282	9,664,745	3,409,948	8,624,720
Tax rates	29.43%	29.40%	30%	30%
The result of the accounting profit multiplied by the income tax rates	721,959	2,846,673	1,022,984	2,587,416
Net results from investments – equity method	(2,120,008)	(2,434,910)	(1,268,477)	(2,616,941)
Effect of gain on related parties transactions	35,265	54,488	–	–
Effect of discounted tax rates to the deferred tax	(71,779)	12,602	–	–
Effect of the different basis of income tax calculation on tax rates in other countries	(39,998)	(9,614)	–	–
Tax losses in current period not recognised as deferred tax assets	1,200,755	104,159	245,493	29,525

	Consolidated		Company	
	2006	2005 Restated	2006	2005 Restated
	Baht '000	Baht '000	Baht '000	Baht '000
Tax exempted income – BOI businesses	–	(32,805)	–	–
Utilisation of previously unrecognised tax losses	(4,135)	(235,507)	–	–
Effect of the non–deductible tax expense and income and expense recognised in the different period between accounting and tax	115,538	(290,417)	–	–
Tax charge	(162,403)	14,669	–	–

Certain listed companies in the Group have been granted for a discounted tax rate of 25% of the taxable income not exceeding Baht 300 million for 5 fiscal years from 2002 to 2006. The taxable income exceeding Baht 300 million is subjected to 30% tax rate.

26 Directors' remuneration

For the years ended 31 December 2006 and 2005, the remuneration of directors in the consolidated financial statements amounting to Baht 21.45 million and Baht 17.17 million, respectively and in the company financial statements amounting to Baht 11.96 million and Baht 9.98 million, respectively. Directors' remuneration represents salary, provident fund contributions, meeting fees and gratuities as approved by the shareholders of the Group and the Company in their Ordinary General Meeting of Shareholder.

27 Provident fund

The Group has established a contributory registered provident fund, in accordance with the Provident Fund Act B.E. 2530. The registered provident fund plan was approved by the Ministry of Finance on 23 July 1990 and the provident fund's name was amended on 21 January 1993.

Under the plan, the employees must contribute 3% – 7% of their basic salaries. The Company's contribution is based on the length of service of staff. The Company has appointed a fund manager to manage the fund in accordance with the terms and conditions prescribed in Ministerial Regulation No. 2 (B.E. 2532) issued under the Provident Fund Act B.E. 2530.

28 Earnings per share

Basic earnings per share are calculated by dividing the net income for the year attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

The basic earnings per share and the diluted earnings per share are as follows:

For the years ended 31 December (Consolidated and Company)

	Net profit ('000 Baht)		Weighted average number of shares ('000 Shares)		Earnings per share (Baht)	
	2006	Restated 2005	2006	2005	2006	Restated 2005
Basic earnings per share	3,409,948	8,624,720	3,120,175	2,990,615	1.09	2.88
The effect of dilutive potential shares	–	–	3,573	94,698	–	(0.08)
Diluted earnings per share	3,409,948	8,624,720	3,123,748	3,085,313	1.09	2.80

29 Operating income

The followings items are included in the operating income:

	Consolidated		Company	
	2006	2005	2006	2005
	Baht Million	Baht Million	Baht Million	Baht Million
Depreciation and amortisation	3,379.08	2,068.37	25.52	29.48
Impairment charges on asset under concession	964.03	–	–	–
Addition concession fee and interest	1,506.35	–	–	–
Impairment loss on assets and goodwill	1,126.91	446.46	1,105.43	–
Staff costs	1,753.76	1,586.90	196.94	178.98

30 Segment information

The Group is organised into the following main business segments:

Satellite business	Transponder rental and related services including the provision of earth station services, uplink and downlink services
Wireless telecommunications	Provision of mobile telecommunication trading and rental of telecommunications equipment and accessories in Cambodia and Thailand
Internet business	Internet investments and Internet Services Provider (ISP) in Thailand
Information technology	Providing computer services
Advertising, media and radio and television broadcasting	Airtime rental, media production, publication of white and yellow pages telephone directories and the provision of advertising services to the Group and third parties
Airline	Providing a low–fare airline service
Consumer finance	Carrying on consumer finance business
Corporate and other activities	Corporate and other activities primarily relating to development and synergies that exist within the business, setting financial and performance targets for operating companies and assisting operating companies in obtaining financing on the most attractive terms possible.

The Group does not disclose the business geographical areas because the business information for the foreign entities are not material to the Group.

30 Segment information (continued)

Financial information by business segment is as follows:

Consolidated – for the year ended 31 December 2006 (Baht Million)

	Satellite business	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Conso-lidation eliminations	Group
Revenues	4,443.66	2,405.66	153.41	128.18	4,138.94	1,004.50	1,931.02	141.84	(308.01)	14,039.20
Net results from associates	–	6,944.94	52.05	–	70.82	–	–	–	–	7,067.81
Total revenues	4,443.66	9,350.60	205.46	128.18	4,209.76	1,004.50	1,931.02	141.84	(308.01)	21,107.01
Cost of sales and services	(4,708.62)	(1,184.01)	(131.80)	(83.40)	(5,284.06)	(899.05)	(268.82)	(76.62)	100.55	(12,535.83)
Segment result	(264.96)	8,166.59	73.66	44.78	(1,074.30)	105.45	1,662.20	65.22	(207.46)	8,571.18
Selling and administrative expenses	(923.50)	(392.08)	(40.95)	(15.23)	(626.57)	(72.18)	(2,941.80)	(265.08)	239.18	(5,038.21)
Write off asset under concession – Thaicom 3	(964.03)	–	–	–	–	–	–	–	–	(964.03)
Impairment loss of goodwill	–	–	–	–	(1,105.43)	–	–	–	–	(1,105.43)
Operating profit (loss)	(2,152.49)	7,774.51	32.71	29.55	(2,806.30)	33.27	(1,279.60)	(199.86)	31.72	1,463.51
Other income, net										2,165.47
Finance cost										
Interest income										177.60
Interest expenses										(1,420.30)
Profit before tax										2,386.28
Income tax										162.40
Profit before minority interests										2,548.68
Minority interests										861.26
Net profit										3,409.94
Other information										
Segment assets	26,349.44	5,173.41	178.90	185.84	5,034.91	415.24	12,330.02	1,458.98	(28.29)	51,098.45
Investments in equity method	–	33,197.93	483.53	–	–	–	–	–	–	33,681.46
Total consolidated assets	26,349.44	38,371.34	662.43	185.84	5,034.91	415.24	12,330.02	1,458.98	(28.29)	84,779.91
Segment liabilities	1,641.85	1,301.65	23.46	48.85	3,523.12	211.89	1,164.56	57.59	(30.63)	7,492.34
Total borrowings										26,565.68
Total consolidated liabilities										34,508.02
Depreciation	375.22	419.57	31.63	12.54	41.72	9.18	71.61	15.75	–	977.22
Amortisation	2,025.69	9.63	0.93	0.31	308.07	0.62	46.83	9.78	–	2,401.86
Depreciation and amortisation	2,400.91	429.20	32.56	12.85	349.79	9.80	118.44	25.53	–	3,379.08

Consolidated – for the year ended 31 December 2005 (Baht Million) – Restated

	Satellite business	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Conso-lidation eliminations	Group
Revenues	3,620.60	2,000.64	158.46	140.47	4,483.52	1,315.38	980.55	288.95	(405.86)	12,582.71
Revenue from insurance compensation	1,082.65	–	–	–	–	–	–	–	–	1,082.65
Net results from associates	–	8,023.88	(15.79)	–	103.28	–	–	–	–	8,111.37
Total revenues	4,703.25	10,024.52	142.67	140.47	4,586.80	1,315.38	980.55	288.95	(405.86)	21,776.73
Cost of sales and services	(2,835.45)	(1,074.80)	(147.17)	(95.89)	(3,041.99)	(1,207.93)	(8.27)	(131.80)	108.95	(8,434.35)
Segment result	1,867.80	8,949.72	(4.50)	44.58	1,544.81	107.45	972.28	157.15	(296.91)	13,342.38
Selling and administrative expenses	(1,107.98)	(320.03)	(144.92)	(14.67)	(692.64)	(132.20)	(1,208.21)	(200.28)	292.92	(3,528.01)
Operating profit (loss)	759.82	8,629.69	(149.42)	29.91	852.17	(24.75)	(235.93)	(43.13)	(3.99)	9,814.37
Other income, net										214.89
Finance cost										
Interest income										87.01
Interest expenses										(451.52)
Profit before tax										9,664.75
Income tax										(14.67)
Profit before minority interests										9,650.08
Minority interests										(1,025.36)
Net profit										8,624.72
Other information										
Segment assets	28,460.79	4,766.92	160.61	172.76	5,355.25	590.03	7,377.41	702.28	(61.45)	47,524.60
Investments in equity method	–	34,225.94	593.35	–	–	–	–	–	–	34,819.29
Total consolidated assets	28,460.79	38,992.86	753.96	172.76	5,355.25	590.03	7,377.41	702.28	(61.45)	82,343.89
Segment liabilities	1,511.57	1,396.22	63.97	67.28	1,117.82	468.88	436.01	65.01	(61.26)	5,065.50
Total borrowings										24,867.75
Total consolidated liabilities										29,933.25
Depreciation	247.62	381.30	20.34	10.39	42.43	8.33	30.30	17.52	–	758.23
Amortisation	962.99	9.80	5.24	4.53	306.93	0.73	10.16	9.76	–	1,310.14
Depreciation and amortisation	1,210.61	391.10	25.58	14.92	349.36	9.06	40.46	27.28	–	2,068.37

31 Net cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the years ended 31 December is as follows:

		Consolidated		Company	
		2006	2005 Restated	2006	2005 Restated
	Notes	Baht	Baht	Baht	Baht
Cash flows from operating activities					
Net profit for the year		3,409,948,131	8,624,720,202	3,409,948,131	8,624,720,202
Adjustments for:					
Depreciation charges	12	977,227,940	758,232,801	15,743,996	17,519,916
Amortisation charges	13 – 15	2,401,872,299	1,310,148,396	9,778,225	11,961,060
Impairment loss on goodwill in a subsidiary	10, 14	1,105,433,726	–	1,105,433,726	–
Impairment of property and equipment	12	21,481,157	31,839,504	–	–
Impairment of property and equipment under concession agreements	13	–	400,000,000	–	–
Impairment of intangible assets	15	–	14,621,585	–	–
Net results from investments in subsidiaries, joint ventures and associates	10	(7,067,813,749)	(8,111,366,116)	(4,538,017,375)	(8,723,137,453)
Gain on sale of investments in a subsidiary and a joint venture		(128,991,233)	–	(128,991,233)	–
Loss on sale of current investment		15,492,891	–	15,492,891	–
Impairment and retirement of equipment under concession agreements		964,030,593	–	–	–
Unrealised (gain) loss on exchange rate		(1,600,861,648)	121,952,733	–	–
Realised gain on exchange rate		(179,442,327)	(41,554,834)	–	–
Allowance for doubtful accounts and bad debts		398,361,910	554,583,865	–	–
Amortisation cost of loans		137,119,571	–	–	–
Loss on sale of loan		–	23,368,915	–	–
Increased in deferred tax		(506,474,668)	(231,562,750)	–	–
Net results of subsidiaries to minority interests	23	(861,262,632)	1,025,356,145	–	–
Others		19,177,748	97,502,069	(3,772,554)	18,727,829
Changes in operating assets and liabilities					
– trade accounts and notes receivable		(418,141,862)	(104,497,791)	(5,010,426)	8,044,096
– loans and accrued interest receivable		2,268,092,337	(5,857,938,384)	–	–
– inventories		264,997,135	(386,399,550)	–	–
– insurance compensation receivable		52,336,625	(52,336,625)	–	–
– other current assets		120,336,000	(475,756,266)	(8,881,425)	13,376,235
– refundable income tax		261,717,989	(331,810,073)	–	–
– other assets		131,941,577	(98,555,000)	(30,000)	5,717,225
– trade accounts and notes payable		338,707,852	254,457,335	(8,661,875)	12,606,244
– accrued concession fees		2,654,501,411	(410,879,215)	–	–
– other current liabilities		211,229,195	324,202,952	(5,333,763)	(5,514,445)
– long–term interest on debenture		–	(404,033,177)	–	(404,033,177)
– other liabilities		58,337,683	(25,964,630)	–	–
Net cash flows from/(used in) operating activities		5,049,355,651	(2,991,667,909)	(142,301,682)	(420,012,268)

32 Related party transactions

On 23 January 2006, the Shinawatra family, the principle shareholders of the Company sold all Company's shares, representing 49.6% of the paid share capital, to Cedar Holdings Company Limited ("Cedar") and Aspen Holdings Company Limited ("Aspen"). Consequently, the Shinawatra family and its related parties ceased to be the related parties of the Company from the date of the sale. However, the Company disclosed related party transaction with Shinawatra family up to 31 January 2006.

Aspen is a company incorporated in Thailand and an indirect subsidiary of Temasek Holdings (Pte) Ltd. ("Temasek"). Cedar is a company incorporated in Thailand whose shareholders are comprised of The Siam Commercial Bank Public Company Limited holding 5.8%, Kularb Kaew Company Limited ("Kularb Kaew") holding 45.2% and Cypress Holdings Limited ("Cypress"), an indirect subsidiary of Temasak, holding 49.0% of the shares in Cedar. Kularb Kaew was held by four major shareholders, namely, Cypress holding 29.9%, Khun Surin Upatkoon holding 68.0%, Khun Pong Sarasin holding 1.3% and Khun Suphadej Poonpipat holding 0.8%.

Transactions with entitles within the Cedar, Aspen, and Temasek group are recognised as related party transactions of the Company.

During this year, the Group entered into a number of transactions with related parties, the terms of which were negotiated on an arm's length basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees, which are included in consulting and management service fees, are charged at a percentage of transaction amounts. Transactions in respect of work in progress between a subsidiary and related parties were charged based on hourly rates plus a reimbursement of actual expenses. The Company has terminated the consulting and management services agreement with the Group since the third quarter of 2006.

The Group had transactions with related parties for the years ended 31 December 2006 and 2005 as follows:

a) Sales of goods and services

	Consolidated		Company	
	2006	2005	2006	2005
	Baht Million	Baht Million	Baht Million	Baht Million
Service income				
Subsidiaries				
Consulting and management services	–	–	41.52	83.97
Dividend income	–	–	99.96	129.94
	–	–	141.48	213.91
Associates				
Consulting and management services	98.38	205.01	98.38	202.66
Computer services income	111.32	94.32	–	–
Advertising income	650.87	644.14	–	–
(Gross 2006: Baht 1,873.71 million				
2005: Baht 1,853.11 million)				
Rental income	98.19	84.69	–	–
Sale of investment in a subsidiary	32.00	–	32.00	–
Dividend income	8,193.98	7,169.32	7,961.39	7,076.79
	9,184.74	8,197.48	8,091.77	7,279.45
Joint ventures				
Consulting and management services	0.83	0.95	1.97	2.21
Computer services income	1.16	0.84	–	–
Advertising income	11.78	25.91	–	–
(Gross 2006: Baht 39.31 million				
2005: Baht 58.48 million)				

32 Related party transactions (continued)

a) Sales of goods and services (continued)

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Rental income	2.78	2.73	–	–
Interest income	1.78	–	4.47	–
Sale of investment in a joint venture	–	–	400.00	–
	18.33	30.43	406.44	2.21
Related parties				
Computer services income and others	1.45	7.17	0.04	0.44
Rental and advertising income	–	5.19	–	–
	1.45	12.36	0.04	0.44

b) Purchase of goods and services

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Service expense and rental				
Subsidiaries				
Computer and management services	–	–	–	3.82
Advertising expenses and others	–	–	27.70	24.25
Purchased investment in a joint venture	–	–	8.05	–
	–	–	35.75	28.07
Associates				
Rental and other expenses	81.10	45.32	1.59	1.70
Joint ventures				
Advertising and other expenses	–	0.40	–	1.15
Related parties				
Rental and other expenses	93.35	161.48	3.40	22.84
Purchased investment in a joint venture	–	–	665.00	–
	93.35	161.48	668.40	22.84
Dividend paid				
Major shareholders	7,922.71	3,466.43	7,922.71	3,466.43
Directors	0.43	3.63	0.43	3.63
	7,923.14	3,470.06	7,923.14	3,470.06

c) Outstanding balance arising from sales/purchases of goods and services as at 31 December

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Trade accounts receivable – related parties				
Subsidiaries	–	–	12.30	3.23
Associates	527.29	402.24	–	–
Joint ventures	0.73	34.07	–	0.14
Related parties	–	6.72	–	–
Total trade accounts receivable – related parties	528.02	443.03	12.30	3.37
Accrued income – related parties				
Subsidiaries	–	–	–	2.25
Associates	6.55	14.48	–	1.33
Joint ventures	1.01	0.06	–	0.34
Related parties	–	0.38	–	–
Total accrued income – related parties	7.56	14.92	–	3.92
Trade accounts and notes payable – related parties				
Subsidiaries	–	–	3.15	11.44
Associates	32.15	32.49	0.08	0.35
Related parties	1.12	8.53	–	0.01
Total trade accounts and notes payable – related parties	33.27	41.02	3.23	11.80

d) Amounts due from and advances to related parties as at 31 December

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Amounts due from and advances to related parties				
Subsidiaries	–	–	0.60	3.78
Associates	10.04	19.92	–	8.67
Joint ventures	0.10	0.45	–	0.02
Related parties	–	6.03	–	5.73
Total amounts due from and advances to related parties	10.14	26.40	0.60	18.20

e) Amounts due to and loans from related parties as at 31 December

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Amounts due to and loans from related parties				
Subsidiaries	–	–	2.75	2.50
Associates	19.28	12.31	–	–
Joint ventures	1.08	0.07	–	0.11
Related parties	32.29	1.26	–	0.02
Total amounts due to and loans from related parties	52.65	13.64	2.75	2.63

32 RELATED PARTY TRANSACTIONS (CONTINUED)

f) Other assets as at 31 December

	Consolidated		Company	
	2006	2005	2006	2005
	Baht Million	Baht Million	Baht Million	Baht Million
Customer deposits				
Related parties	-	20.90	-	-
Total other assets	-	20.90	-	-

g) Warrants granted to directors (Note 21)

h) Special reward program

Certain subsidiaries, associates and joint ventures have granted rights to receive a special reward ("Special Reward Program") to eligible directors and employees of the companies. The rights will be granted once a year for 5 consecutive years (commencing from the year 2002). The rights may be exercised after the first year of the grant date but not exceeding 3 years. The calculation of the Special Reward Program is based on the improvement in operational performance of such subsidiaries, associates and joint ventures between the date the rights were granted and the date the rights were exercised and other factors. However, the reward may not exceed each individual's budget. The movement of the Special Reward Program is as follows:

	As at 31 December 2006 (Million units)			
	Issued year	Granted	Exercised	Balance
Grant I	2002	3.3	(3.3)	-
Grant II	2003	0.5	(0.5)	-
Grant III	2004	0.6	(0.4)	0.2
Total		4.4	(4.2)	0.2

For the Special Reward Program Grant IV and onward will be changed to ESOP instead and is disclosed in Note 21.

i) Other agreements with related parties

Significant commitments with related parties are as follows:

1. As at 31 December 2006, a subsidiary had a contingent liability for a long-term loan guarantee for its subsidiary in the amount of Baht 806.60 million and USD 3.50 million(2005: Baht 806.60 million).

2. As at 31 December 2006, a subsidiary had a contingent liability for a long-term loan guarantee for its subsidiary in the amount of USD 0.80 million.

   As at 31 December 2005, a joint venture had a contigent liability for a long-term loan guarantee for its subsidiary in the amount of USD 0.48 million (proportion of the Company's investment).

3. As at 31 December 2005, certain subsidiaries, associates and joint ventures had entered into agreements with the Company, under which the Company was committed to provide consulting, and management services and other central services for a period of one year with an option to renew. The subsidiaries, associates and joint ventures were committed to pay the Company for services in respect of the agreements at approximately Baht 20.64 million per month (2006: nil).

33 Interest in joint ventures

ArcCyber Company Limited

ArcCyber Company Limited ("ARC") is a joint venture between AD Venture Company Limited ("ADV"), a 90.91% subsidiary, and NTT Communications (Thailand) ("NTT Thailand"), a subsidiary of NTT Communications Corporation, and Saha Pathana Inter–Holding Public Company Limited. As at 31 December 2005, the interests in the joint venture of ADV, NTT Thailand and Saha Pathana Inter–Holding Public Company Limited are 47.50%, 47.50% and 5.00%, respectively.

In April 2006, the Company acquired 47.50% of ARC from ADV. The interests of ARC 47.50% held by ADV were transferred to the Company.

ARC registered its dissolution with the Ministry of Commerce on 31 October 2006 and it is in the liquidation process.

Lao Telecommunications Company Limited

Lao Telecommunications Company Limited ("LTC") is a joint venture between SATTEL and the Government of the Laos People's Democratic Republic ("Laos PDR"). As at 31 December 2006 and 2005, the interests in the joint venture of SATTEL and Laos PDR are 49.00% and 51.00%, respectively.

Asia Aviation Company Limited

In February 2006, the Company sold its entire remaining shares in TAA to AA (Note 10 e). As a result, TAA is a joint venture between AA and AA International Limited ("AAI"). As at 31 December 2006, the interests in the joint venture of AA and AAI are 50.00% and 49.00%, respectively. As at 31 December 2005, TAA is a joint venture between the Company and AAI, who held the interest in TAA are 50.00% and 49.00%, respectively.

Capital OK Company Limited

Capital OK Company Limited ("OK") is a joint venture between the Company and DBS Bank Limited of Singapore ("DBS"). As at 31 December 2005, the interests in the joint venture of the Company and DBS are 60.00% and 40.00%, respectively.

In 2006, the Company invested in additional share capital and acquired the remaining portion form DBS. (Note 10 e). Accordingly the status of OK has been changed from a joint venture to a subsidiary.

Media Connex Company Limited

In January 2006, ITV, CA Mobile, Ltd. and Mitsui & Co., Ltd. set up a new joint venture, Media Connex Company Limited ("MC"). As at 31 December 2006, the interest in MC of ITV, CA Mobile, Ltd. and Mitsui & Co., Ltd. are 60%, 25% and 15%, respectively.

The following amounts represent the Group's share of the assets, liabilities, revenues and operating results in its consolidated financial statements for the years ended 31 December:

	ArcCyber Company Limited		Lao Telecommunications Company Limited		Asia Aviation Company Limited		Capital OK Company Limited		Media Connex Company Limited	
	2006	2005	2006	2005	2006	2005	2006	2005 Restated	2006	2005
	Baht Million	Baht Million	Baht Million	Baht Million	Baht Million	Baht Million	Baht Million	Baht Million	Baht Million	Baht Million
Balance sheets										
Current assets	2.04	8.42	174.98	267.50	206.09	500.98	–	5,126.87	27.41	–
Non–current assets	–	–	2,081.53	1,879.37	75.92	89.05	–	2,250.54	1.05	–
Current liabilities	(0.02)	(0.16)	(562.71)	(749.66)	(211.87)	(468.88)	–	(3,381.13)	(1.16)	–
Non–current liabilities	–	–	(49.80)	(54.80)	–	–	–	(3,090.18)	–	–
Net assets	2.02	8.26	1,644.00	1,342.41	70.14	121.15	–	906.10	27.30	–
Income statements										
Gross revenues	–	0.25	1,057.00	867.57	1,010.37	1,389.80	1,361.30	999.04	1.83	–
Net profit (loss) for the year	0.09	(4.91)	453.86	284.31	18.66	49.47	(766.57)	(288.39)	(2.70)	–

34 Financial Instruments

The principal financial risks faced by the Group are interest rate risk and exchange rate risk. The Group borrows at fixed and floating rates of interest to finance its operations. Sales, purchases and a portion of borrowings are transacted in foreign currencies. In order to manage the risks arising from fluctuations in exchange rates and interest rates, the Group makes use of derivative financial instruments.

The objectives of using derivative financial instruments are to reduce uncertainty over future cash flows arising from movements in interest and exchange rates, and to manage the liquidity of cash resources. The following strategies are employed to achieve these objectives. Interest rate exposures are managed through interest rate swaps taken out with commercial banks and foreign exchange forward contracts and foreign currency options are taken out to manage the currency risks in future sales, purchases and loan repayments. Decisions on the level of risk undertaken are governed by corporate policy, which has established limits by transaction type and by counterparty.

Trading for speculative purposes is prohibited. All derivative transactions are subject to approval of the management before execution.

Management of currency and interest rate exposures is the responsibility of the Treasury Department. Management reports contain details of cost and market value for all derivative financial instruments including outstanding forward contracts and cross currency and interest rate swap. An analysis of exposures against the limits established by the management is also provided. These limits principally cover the maximum permitted exposure in respect of short-term investment regarding to guideline to short-term investment policy.

Foreign currency risk

As at 31 December 2006 and 2005, the Group had outstanding foreign currency assets and liabilities after foreign currency forward contracts and cross currency interest rate swap and foreign currency options as follows:

	Consolidated			
	2006		2005	
	Foreign currency Unit: Million	Baht Million	Foreign currency Unit: Million	Baht Million
Assets				
US Dollars	33.73	1,212.81	22.01	902.12
Australian Dollars	11.49	325.02	0.19	5.86
New Zealand Dollars	0.33	8.35	0.15	4.35
KIP	12,479.76	46.21	75,964.06	285.58
Pounds Sterling	0.001	0.09	0.0002	0.02
Pataka Macau	4.37	20.30	0.17	0.85
Singapore Dollars	1.81	42.22	0.05	1.10
China Renminbi	0.64	2.93	-	-
Hong Kong Dollars	0.05	0.25	-	-
Malaysian Ringgit	1.57	15.55	-	-
Vietnam Dong	9.95	0.02	-	-
EURO	0.02	0.84	-	-
Indian Rupees	184.57	141.48	-	-
Total		1,816.07		1,199.88

	Consolidated			
	2006		2005	
	Foreign currency Unit: Million	Baht Million	Foreign currency Unit: Million	Baht Million
Liabilities				
US Dollars	505.58	18,317.63	438.29	18,043.95
Australian Dollars	1.30	37.51	0.32	9.61
New Zealand Dollars	2.76	70.95	–	–
KIP	53,859.66	199.42	304,570.29	1,145.00
Pounds Sterling	0.0001	0.01	–	–
Norwegian Kroner	3.41	19.71	0.02	0.14
Pataka Macau	0.09	0.42	–	–
Singapore Dollars	0.53	1.26	–	–
China Renminbi	0.07	0.32	–	–
Hong Kong Dollars	0.13	0.59	–	–
Malaysian Ringgit	0.79	8.24	–	–
Vietnam Dong	3.82	0.01	–	–
EURO	0.001	0.05	–	–
Indian Rupees	43.85	38.37	–	–
Total		18,694.49		19,198.70

The major foreign currency assets represent account receivable and deposits. The major foreign accounts currency liabilities represent, accounts payable, accounts payable – property and equipment, accrued expenses, and borrowings.

Credit risk

The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high quality financial institutions.

Fair value of other financial instruments

The carrying amount of cash and cash equivalents, current investments, trade receivables, loans and accrued interest receivable, amounts due from related parties, short–term loans and advances to related parties, trade creditors, accounts payable–property and equipment, amounts due to related parties, and short–term borrowings are assumed to approximate their fair value due to the short maturities of these instruments. The fair values of long–term borrowings are provided in Note 18.

35 The dispute between ITV and the PMO relating to the concession fee under the Agreement for the Operation of Television Station

a) The Supreme Administrative Court's judgment regarding the dispute between ITV and the PMO

On 30 January 2004, the arbitration award ruled by the arbitration panel on the disputes between ITV and the Office of the Permanent Secretary of the Office of the Prime Minister ("PMO") in accordance with the Concession Agreement and Radio–television operation under UHF system ("the Concession Agreement") can be summarised as follows:

35 The dispute between ITV and the PMO relating to the concession fee under the Agreement for the Operation of Television Station (continued)

a) The Supreme Administrative Court's judgment regarding the dispute between ITV and the PMO (continued)

1. The PMO shall pay compensation to ITV in the amount of Baht 20 million;

2. The concession fee to be paid shall be reduced and adjusted by reducing the concession fee to 6.5% (from the original rate of 44%) of gross revenue or the minimum guarantee of Baht 230 million (reduced and adjusted from the original agreement of the 8th year Baht 800 million; the 9thYear Baht 900 million and the 10th – 30th Year Baht 1,000 million each year), whichever is higher, as from 3 July 2002;

3. The PMO shall return parts of the minimum guarantee of Baht 800 million paid by ITV subject to conditions during the arbitration proceedings on 3 July 2003 to the Company. The amount to be returned to ITV is Baht 570 million; and

4. ITV may broadcast its television programs during prime time (7.00 p.m. – 9.30 p.m.) without having to restrict its programs to news, documentaries and social benefit items. ITV must, however, broadcast news, documentaries and social benefit programs for not less than 50% of its total airtime, subject to the rules and regulations issued by governmental agencies applicable in general to all television stations.

The PMO entered into the appeal process in April 2004 in order to revoke the award made by the arbitration panel. On 9 May 2006, the Administrative Court of the First Instance handed down its ruling regarding the revocation of the arbitration award. On 7 June 2006, ITV filed an appeal against the verdict of the Administrative Court of the First Instance with the Supreme Administrative Court, and the Supreme Administrative Court received the execution of the judgment. On 13 December 2006, the Supreme Administrative Court ruled to uphold the judgment of the Central Administrative Court that effected on revocation of the Arbitration Award dated 30 January 2004. As a consequence of that ruling, ITV has to follow the previous terms and conditions as specified in the Concession Agreement on the following:

1. ITV changed its television programs to be in line with the Clause 11 of the Concession Agreement which covers the combination of news, documentaries and social benefit programs which shall not be less than 70% of total air–time, and, all programs broadcasted during prime time (7.00 p.m. – 9.30 p.m.), have to be these kinds of programs.

2. ITV followed Clause 5 (the concession fee to be rate of 44% and the minimum guarantee of Baht 1,000 million) of the Concession Agreement in respect of payment of concession fee to the PMO.

On 14 December 2006, ITV has changed its television programs to be in line with the Clause 11 of the Concession Agreement. ITV recorded the unpaid concession fee for the period 3 July 2004 to 3 July 2006 of Baht 2,210 million.

b) Contingencies in respect of the dispute with the PMO of ITV

The PMO issued a letter dated 14 December 2006 claiming that ITV should:

1. Immediately alter the television programming schedule in order to comply with the of Clause 11 of the Concession Agreement.

2. Pay the unpaid concession fee totalling Baht 2,210 million, for the 9th concession year (the Seventh Payment) in the amount of Baht 670 million, the 10th concession year (the Eighth Payment) in the amount of Baht 770 million and the 11th concession year (the Ninth Payment) in the amount of Baht 770 million plus 15% interest per annum on the unpaid concession fee, calculated on a daily basis from the date the payment become overdue.

3. Pay the penalty fee in accordance with Clause 11, second paragraph, of the Concession Agreement from 1 April 2004 to 13 December 2006 at the rate of 10% of the annual concession fee, calculated on a daily basis from the date the payment become overdue. According to ITV had not scheduled programs following Clause 11, Section 1, the penalty fee for breach determined by the PMO is in the amount of Baht 97,760 million (ITV changed its programming schedule following the Supreme Administrative Court's judgment on 14 December 2006).

PMO demanded that all payments must be paid within 45 days of ITV receiving such notice (received 15 December 2006). In the event that ITV fails to repay such debt within the period of time, PMO will have to act in accordance with the terms of the Concession Agreement and any relevant law.

ITV and ITV's legal consultant had opinions regarding that case of 15% interest per annum on the unpaid concession fee and the penalty fee of the changed programming as per the following:

1 The concession fee amounting to Baht 230 million was paid to the PMO in accordance with the arbitral award. Since the arbitral award was bound to both parties under Clause 15 of the Concession Agreement, ITV had no liability on interest of the unpaid concession fee during the period that the arbitral award was granted until the Supreme Administrative Court's judgment was handed down.

2 ITV and ITV's legal consultant disagreed with the PMO on the issue of the penalty fee amounting to Baht 97,760 million with the 45 days payment period as follows:

2.1 ITV has not breached the Concession Agreement because ITV has complied with Clause 15 of the Concession Agreement which states that "The arbitral award shall be bound to both parties." , the last paragraph in Clause 30 of the Arbitration rules of Judiciary Office and the second paragraph of Section 70 of Act on Establishment of Administrative Courts and Administrative Court Procedure, B.E.2542. Consequently, the alteration of TV programming from 1 April 2004 to 13 December 2006 (the date that the Supreme Administrative Court's judgment was handed down) has duly complied with the Concession Agreement and law.

2.2 As to the Concession Agreement regarding the penalty fee incurred on the alteration of television programming, the PMO has the right to terminate the Concession Agreement. However, in order to comply with the arbitration proceeding as stated in section 2.1, if it is apparent that ITV breaches the Concession Agreement, the PMO shall be entitled to terminate the Concession Agreement if the process of settlement of dispute becomes final.

2.3 According to the Supreme Administrative Court gazette dated 13 December 2006, it stated that "Regarding the matter of the penalty, the parties have to resolve this themselves, and if the dispute cannot be resolved, the statement of claims is required to be filed in accordance with the procedure defined in the Concession Agreement."

2.4 The issue of interest and the penalty incurred from the alteration of television programming had not been final since it was not an issue raised for consideration by the Supreme Administrative Court. Therefore, if the parties had any controversy thereon and it cannot be resolved, the statement of claims shall then enter into arbitration proceeding in accordance with Clause 15 of the Concession Agreement stating that "If any dispute or controversy arises in connection with this Concession Agreement, both parties shall agree to submit the said dispute for arbitration, and the Arbitration Committee's award shall be final and binding."

ITV and ITV's legal consultant viewed that the calculation of the penalty of the PMO was not in compliance with the objective of the Concession Agreement. The penalty should be calculated at Baht 274,000 per day as a maximum amount, not Baht 100 million per day as stated by the PMO. However, if the penalty fees are charged, the penalty for the period from 1 April 2004 to 13 December 2006 should be Baht 268 million, not Baht 97,760 million as claimed by the PMO.

In case of interest of the unpaid concession fee claimed by the PMO, ITV is of the opinion that during the period that ITV complied with the arbitral award, ITV neither had a liability to settle the debt nor was at default to pay the concession fee since the concession fee of Baht 230 million was paid in accordance with the arbitral award. The arbitral award become binding on both parties under Clause 15 at the time it comes into force. Since ITV was not at default in the payment of the concession fee or make the delay payment, ITV has no liability on interest of the concession fee and the PMO has no right to claim for the unpaid concession fee during the period that the arbitral award was valid and the judgment of the Central Administrative Court was not enforceable during the period that the appeal was submitted to the Supreme Administrative Court.

ITV does not record liabilities relating to the penalty and the interest in these financial statements.

The meeting of the government panel in charge of the Concession Agreement affair was held on 24 January 2007. ITV has submitted the preliminary proposals to the PMO in the following matters.

35 The dispute between ITV and the PMO relating to the concession fee under the Agreement for the Operation of Television Station (continued)

b) Contingencies in respect of the dispute with the PMO of ITV (continued)

ITV notified to the meeting that currently the financial status of ITV is shown that ITV has insufficient funds to repay the PMO because ITV has cash in hand of Baht 1,300 million and is unable to undertake either of borrowing from financial institutions or funding by public offering and rights offering within a short period due to a substantial risk concerning the uncertainty over the penalty arising from the alteration of television programming of approximately Baht 100 billion. However, ITV is trying to find other sources of funds and negotiate with the PMO over the guidelines of repayment. ITV proposed five alternatives with advantagės and disadvantages of each alternative to the PMO for consideration regarding the concession fee of Baht 2,210 million as follows;

1. ITV proposed to repay the PMO Baht 710 million in cash plus Baht 1.5 billion through new share issues at Baht 1 per share, allowing the PMO to own 55.4% of ITV as a major shareholder of ITV. If the PMO agrees with the first alternative, ITV will have not a burden amounting to Baht 2,210 million and ITV operation will be continued with positive results to the minority shareholders and staff of ITV. However, in compliance with this alternative, ITV must propose this to the shareholder's meeting of ITV for further approval.

2. Certain Thai entities proposed to take over all ITV shares from the Company. Under this alternative, the buyers would need to negotiate with the PMO with respect to the unpaid concession fee. ITV would thus be able to continue its business under the concession agreement with no impact to minority shareholders and staff of ITV. However, the possibility of this alternative depends on the approval of the board and shareholders' meetings of ITV and the result of negotiation with new shareholders.

3. ITV proposed to the government to take over all ITV shares from the Company in the proportion of 52.9% of total paid share capital or 638 million shares. In compliance with this alternative, the government should provide its budget for buying ITV's shares and run ITV business thereafter.

4. ITV proposed that it will partially repay the concession fee amounting to Baht 1,000 million to the PMO and will repay the remaining Baht 1,210 million by installments over five years. In compliance with this alternative, ITV is trying to prepare the details of the installments method for the PMO's for consideration.

ITV proposed the four alternatives stated above to the PMO for consideration because ITV intends to solve this issue to prevent the taking place of disadvantages of minority shareholders, staff, program producers, suppliers and audience. ITV is attempting to maintain the TV station by acting as a mediating ground for social affairs. However, if there will be events or factors impacting to ITV whereby it is unable to repay to the PMO within the specific time, the PMO has the right to terminate the Concession Agreement (alternative 5).

However, as at 31 December 2006, there has been no further development on the proposals submitted by ITV to the PMO.

Referring to the penalty for alteration of television programming and interest of overdue concession fee, ITV submitted the documents to the Arbitration Institute on 4 January 2007. On 27 January 2007, the PMO submitted a letter to the Arbitration Institute disputed that the issue regarding the penalty arising from the alteration of television programming was not related to the dispute or controversy in connection with the Concession agreement considered by the arbitrator. Conversely, it was the right to claim against ITV for the settlement of debt according to the judgment of the Central Administrative Court and the Supreme Administrative Court respectively. The actual amount of the penalty shall be determined by the Court; therefore, the PMO shall bring the case to the Court having its jurisdiction to consider and order or rule ITV to pay the unpaid concession fee plus 15 % interest from the delayed payment date and the penalty arising from the alteration of television programming amounting to Baht 97,760 million after the due date (it shall be further defined in the second notice).

On 1 February 2007, ITV received the letter from the PMO dated on 31 January 2007 requesting ITV to repay the debt by making payment of the unpaid concession fee of 9th year to 11th year in the amount of Baht 2,210 million and the interest calculated on such unpaid concession fee at the rate of 15% per annum together with the fine arising out of the alteration of television programming in at the rate of 10% of the annual concession fee calculated on a daily basis totally of Baht 97,760 million. PMO demanded that all payment must be paid within 30 days of ITV receiving such notice which will be on 2 March 2007. In the event that ITV fails to repay such debt within such period of time, PMO will have to act in accordance with the terms of the Concession Agreement and any relevant law.

35 The dispute between ITV and the PMO relating to the concession fee under the Agreement for the Operation of Television Station (continued)

b) Contingencies in respect of the dispute with the PMO of ITV (continued)

On 20 February 2007, ITV filed an appeal requesting provisional remedial measures and an appeal to expedite the case with the Central Administrative Court as follows;

1) ITV requested the Central Administrative Court to rule that the PMO's right to terminate the Concession Agreement will cease from the due date for payment of the penalty fee incurred from the change in television programming and the interest on the unpaid concession fee of approximately Baht 100,000 million until the arbitral award is granted and the dispute becomes final.

2) ITV requested the Central Administrative Court to specify the period in which the payment of the unpaid concession fee amounting to Baht 2,210 million must be paid at within 30 days after the date of receipt of the Court's order.

On 21 February 2007, the Central Administrative Court rejected the appeal to requesting provisional remedal measures and the appeal to expedite the case.

36 Contingencies and commitments

a) Concession commitments

Certain subsidiaries and joint ventures have obtained concessions from government agencies, both in Thailand and other countries as set out in Note 1, for the operation of satellite services, radio–television broadcasting, internet services and mobile telephone networks. Under the terms of the concessions, they have certain commitments to the government agencies, including commitments to procure, install and maintain operational equipment, and commitments to pay annual fees to the relevant government agencies based on revenue percentages or minimum fees, whichever is higher, as set out in the individual agreements. The Group accounts for such commitments on a time basis as the expenditure is incurred.

Shin Satellite Public Company Limited ("SATTEL")

Under the aforementioned agreement, SATTEL must pay an annual fee to MICT based on a percentage of certain service incomes or at the minimum level specified in the agreement (Baht 50 million), whichever is higher. In addition, SATTEL, according to the aforementioned agreement, must transfer its ownership of all satellites, and monitoring stations and other operating equipment to MICT on the date of completion of construction and installation.

ITV Public Company Limited ("ITV")

Under its concession agreement, ITV has to pay minimum fees to the Prime Minister's Office ("PMO") based on a percentage of service income, or at the rates specified in the agreement, whichever is higher, as follows:

Year	Period	In the percentage of	Minimum benefit Baht Million
3	3 July 1997 – 2 July 1998	22.5	300
4	3 July 1998 – 2 July 1999	35	400
5	3 July 1999 – 2 July 2000	35	500
6	3 July 2000 – 2 July 2001	35	600
7	3 July 2001 – 2 July 2002	44	700
8	3 July 2002 – 2 July 2003	44	800
9	3 July 2003 – 2 July 2004	44	900
10	3 July 2004 – 2 July 2005	44	1,000
11 – 30	3 July 2005 – 3 July 2025	44	20,000

Benefit is based on a percentage of revenues, calculated using the total revenues that ITV could earn before related expense and taxes. The judgment of the Supreme Administrative Court relating to the Agreement for the Operation of Television Station is provided in Note 35).

36 Contingencies and commitments (continued)

a) Concession commitments (continued)

Cambodia Shinawatra Company Limited ("CAM")

CAM, a subsidiary in Cambodia, has obtained a concession from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement, Cambodia Shinawatra Company Limited will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement, in 2028 (Note 12).

b) Shareholder agreements

The Group has entered into shareholder agreements and other agreements with strategic partners and government agencies both in Thailand and other countries as follows:

Singapore Telecommunications Limited ("Singtel")

The Company has shareholders' agreement with Singtel in respect of its equity investment in Advanced Info Service Public Company Limited ("ADVANC") which sets out the participatory right of the shareholders in the management and control of ADVANC. This shareholders' agreement contains a provision for resolution of disputes between the shareholders. In the event that the shareholders are unable to reach agreement on significant corporate actions, either shareholder (the seller) may serve notice on the other shareholder (the buyer) requiring the buyer to either purchase the seller's interest in ADVANC, or if the buyer does not do so, then the seller must purchase the buyer's interest in ADVANC. At present, there are no significant corporate actions on which the shareholders are not in agreement.

The Government of the Lao People's Democratic Republic ("Laos PDR")

Lao Telecommunications Company Limited ("LTC") is a joint venture, which was established under the terms of a Joint Venture Contract dated 8 October 1996, signed by the Government of the Lao People's Democratic Republic and Shinawatra Computer and Communications Public Company Limited, the former name of the Company. According to the aforementioned Joint Venture Contract, LTC has the right to provide telecommunication services – fixed line phone, mobile phone, international facilities, Internet and paging – within the Laos PDR for 25 years. Currently, Shenington Investments Pte Company Limited, which is a subsidiary of SATTEL, owns 49% of LTC's registered shares. At the end of the 25th year, in 2021, SATTEL has to transfer all of LTC's shares to Laos PDR without any charges.

c) Operating lease commitments - where a group company is the lessee

The future minimum lease payments under non-cancellable operating leases as at 31 December are as follows:

	Consolidated	Company		
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Not later than 1 year	367.99	348.13	–	–
Later than 1 year and not later than 5 years	710.81	310.10	–	–
Later than 5 years	149.93	128.69	–	–
	1,228.73	786.92	–	–

d) Capital expenditure commitments

The Group's capital expenditure contracted as at 31 December but not recognised in the consolidated financial statements (Company: nil) is as follows:

		Consolidated	
		2006	2005
	Currency	Million	Million
Related to iPSTAR project	USD	0.01	3.47
	Norwegian Kroner	1.90	1.90
	NZD	0.99	–
Related to Thaicom 5 project	USD	–	59.41
Related to GSM 1800 Network	USD	16.37	11.57

e) Contingencies

As at 31 December 2006, the Group had commitments with banks, in respect of letters of guarantees for satellite space segment leasing, custom duties, electricity usage and other transactions in the ordinary course of business in the amount of Baht 689.72 million, USD 50.03 million and AUD 0.02 million (2005 : Baht 150.59 million and USD 33.71 million and AUD 0.03 million) on a consolidated basis

Legal cases

A subsidiary is a defendant in various legal actions relating to news reporting. In the opinion of the subsidiary's management, after taking appropriate legal advice, the outcome of such actions is not expected to give rise to any significant loss and no provision or accruals in respect of such legal actions have been raised in these financial statements.

TAX ASSESSMENT IN INDIA

The Income Tax Authority of India ("Tax Authority") has raised an assessment against SATTEL for the assessment years 1998/99 to 2003/04 (equivalent to the financial years from 1 April 1997 to 31 March 2003) in respect of revenues received from the provision of satellite transponder capacity to Indian customers, both residents and non–residents. As at 31 December 2006, SATTEL deposited for the income tax and penalty for the assessment years 1998/99 to 2003/04 is totally Rupees 263 million (approximately Baht 205 million). SATTEL did not agree with the tax assessments of the Tax Authority and filed appeals against these assessments. SATTEL's tax advisor in India was of the opinion that the outcome would be in favour of SATTEL. Therefore, SATTEL did not recognise such liabilities in this financial statements and presented all amounts paid as other non–current assets in the balance sheet. If the outcome is that SATTEL is not liable to these additional tax assessments, it will be eligible to refund all deposits together with interest.

The details of tax assessments are summarised as follows:

– Tax assessment for the assessment year 1998/99 to 2001/02

On 22 March 2004, the Commission of Income Tax Appeals ("CIT (A)") passed a partially favourable order for assessment of the assessment years 1998/99 to 2001/02 stating that revenues from Indian residents are subject to Indian income tax. Furthermore, CIT (A) passed an appellate order in favour of SATTEL for the assessment on revenues from Indian non–residents for the same assessment years. SATTEL has filed an appeal with the Income–Tax Appellate Tribunal ("ITAT") with respect to this matter. Accordingly, SATTEL filed an application for a refund of Rupee 72 million (approximately Baht 55 million) with the Tax Authority in respect of the non–resident issue. Currently, the Tax Authority has agreed to give credit for such amount which will be adjusted against SATTEL's income tax liabilities in India.

36 Contingencies and commitments (continued)

e) Contingencies (continued)

Tax assessment in India (continued)

– Tax assessment for the assessment year 1998/99 to 2001/02 (continued)

On 28 March 2005, the Tax Authority assessed the penalty for those assessment years for concealment of income at a total amount of Rupee 325 million (approximately Baht 284 million). SATTEL filed an appeal against this assessment of penalty with the CIT (A) and filled a letter with the Tax Authority requesting that the penalty assessment be suspended until the case is finalised by CIT (A). The CIT (A) decided in favour of the Tax Authority and SATTEL deposited same of the tax in the amount of Rupees 15 million (approximately Baht 12 million) and filed an appeal against the assessment with the CIT(A) with ITAT in the first quarter of 2006.

– Tax assessment for the assessment year 2002/03

On 30 October 2004, the Revenue Department had refunded an amount of Rupee 56 million (approximately Baht 43.5 million) for the assessment year 2002/03. SATTEL filed an application requesting an additional refund in the amount of Rupee 2 million (approximately Baht 1.6 million), in respect of the withholding tax paid by the Indian resident customers during such assessment years. The Revenue Department has agreed to give credit for such amount which will be adjusted against SATTEL's income tax liabilities in India.

On 16 March 2005, the Tax Authority has raised an assessment for the assessment year 2002/03 in the amount of Rupee 106 million (approximately Baht 93 million). SATTEL had deposited Rupee 49 million (approximately Baht 38 million) in 2004 and has already filed an appeal against this assessment with CIT (A). On, 2 November 2005, the CIT(A) has already ruled in favour of the Tax Authority and SATTEL has filed an appeal against the CIT(A)'s decision with ITAT.

– Tax assessment for the assessment year 2003/04

The Tax Authority refunded an amount of Rupees 15 million (approximately Baht 11.7 million) for the assessment year 2003/04 in respect of the withholding tax paid by the Indian resident customers during such assessment year.

On 31 January 2006, the Tax Authority raised an assessment for the assessment year 2003/2004 against SATTEL in the amount of Rupees 106 million (approximately Baht 93 million), excluding penalty. SATTEL deposited some of the income tax for this assessment in the third quarter of 2004 in the amount of Rupees 20 million (approximately Baht 15 million). In the first quarter of 2006, SATTEL deposited some of the tax in the amount of Rupees 65 million (approximately Baht 50 million) and recorded as other assets in the balance sheet. SATTEL filed an appeal against the assessment with CIT(A) and submitted a request to the Tax Authority asking it to refrain from enforcing the tax demand. At present, SATTEL is waiting for the decision of the Tax Authority.

– Tax assessment for the assessment year 2004/05

On 27 December 2006, the Tax Authority raised an assessment and interest for the assessment year 2004/2005 against SATTEL in the amount of Rupees 103 million (approximately Baht 90 million). SATTEL filed an appeal against the assessment with CIT(A) and requested that CIT(A) ordered the Tax Authority to refrain from enforcing the tax demand. At present, SATTEL is still waiting for the decision of CIT(A). SATTEL has not yet recognised these tax assessments as liabilities in these financial statements because the management is of the opinion that the result of this assessment will not have a significant impact to the financial statements.

Joint venture agreement in Lao Telecommunications Company Limited ("LTC")

According to the joint venture shareholder agreement as Note 36 b, LTC is required to invest at least USD 400 million in the projects specified in the agreement within 25 years. As at 31 December 2006, LTC has remaining additional investment approximately USD 210 million.

LTC entered into a "Financing and Project Agreement" with the government of the Lao People's Democratic Republic ("government") and an organisation in Germany (KfW, Frankfurt am Main) on 25 October 2004 of an amount not exceeding Euro 6.5 million (approximately Baht 308.2 million) for the procurement and installation of Phase VI of a rural telecommunication network. Under the agreement, the ownership of network assets will be transferred to LTC through loan at 30% of the network assets' value excluding consulting services project. However, LTC has not yet recognised the network assets relating to Phase VI and the related portion of the loan in these financial statements because the project has not commenced yet.

Concession right payable of DPC

On 5 July 2006, Total Access Communication Public Company Limited has submitted the additional claims against Digital Phone Company Limited ("DPC"), a subsidiary of ADVANC, to the Arbitration Committee for settlement of the last two amounts of concession right fees due on 30 September 2004 and 2005 comprising principal and interest according to the agreement totalling USD 87.38 million and called for payment with an additional interest charge on the overdue payment of USD 10.29 million calculated up to 5 July 2006 and with interest to be charged at 9.50% per annum on overdue payment, from 6 July 2006 until the payment is made. The case is still in the process of arbitration. DPC has recognised the full concession payable and interest, excluding overdue interest, according to the agreement in its financial statements (using effective interest rate method).

Obligation from shares buy back options of SATTEL

On 23 October 2003, SATTEL and Codespace Inc. entered into a "Memorandum of Agreement", which provides Codespace Inc. an option to sell 2.2 million shares of iPSTAR Co., Ltd. to SATTEL, with the condition that SATTEL has the first option to purchase these shares. If the offered price per share is greater than the higher of USD 1 or fair market value at offering date, SATTEL has the right to refuse. If the offered price per share is the higher of the equal of USD 1 or fair market value at offering date, SATTEL has to purchase those shares from Codespace Inc. SATTEL believes that Codespace Inc. will not exercise the option because according to the result of the financial analysis of SATTEL, the value of iPSTAR's shares is higher than USD 1, therefore, the Group does not recognise this obligation as its liabilities in these financial statements. As of 31 December 2006, the remaining share option was 1.73 million shares.

Operating lease commitments - where a joint venture company is the lessee

A joint venture has outstanding commitments in respect of aircraft lease agreements which cover rental arrangements for twelve aircrafts (2005: nine aircrafts) amounting to approximately USD 8.36 million (2005: USD 17.75 million) (proportion of investment in joint venture). In addition, the lease agreements cover maintenance fees, for which the joint venture must pay a monthly fee in USD. These maintenance fees vary depending on actual flight hours.

The joint venture has outstanding commitments in respect of corporate guarantees, which are in the ordinary course of business and will not cause any significant liabilities to the joint venture. The corporate guarantee covers pilot trainees who study on the pilot program in the amount of Baht 15.81 million (proportion of investment in joint venture) and will be terminated when the student pilot earns commercial pilot license and is assigned as co-pilot or the joint venture pays off all liabilities.

37 Promotional privileges

A subsidiary was granted promotional privileges under the Investment Promotion Act (B.E. 2520) by the Board of Investment (BOI) in respect of earnings derived from rendering telecommunication services of Thaicom 3 satellite project to customers outside Thailand. Promotional privileges include exemption from corporate income tax for a period of eight years commencing from March 1997, when its revenue was first earned from the promoted business. The subsidiary must comply with certain terms and conditions required for the promoted industries.

On 19 November 2003, the subsidiary was granted promotional privileges under the Investment Promotion Act (B.E. 2520) as amended by the Investment Promotion Act (No. 3) B.E. 2544 by the BOI in respect of earnings derived from rendering telecommunication services of iPSTAR satellite project to customers outside Thailand. Promotional privileges include exemption from corporate income tax for a period of eight years from the date revenue is first earned from the promoted business. The subsidiary must comply with certain terms and conditions required for the promoted industries.

In 2006, the subsidiary had the total revenue derived from BOI-promoted activities amounting to Baht 21 million (2005: Baht 436 million).

38 Dividends

At the Annual General Meeting of Shareholders on 27 April 2006, the shareholders approved the declaration of the annual dividend for the year 2005 at Baht 2.60 each, totalling Baht 7,829.78 million. The interim dividend for the first six-month period of 2005 at Baht 1.25 each, totalling Baht 3,748.37 million, was paid in September 2005. The remaining dividend per share Baht 1.35 each, totalling Baht 4,081.41 million, was paid in May 2006.

At the Board of Directors' meeting on 15 August 2006, the Board approved the declaration of an interim dividend for the first half of the year 2006 at Baht 1.30 each, totalling Baht 4,153.96 million. The interim dividend was paid to the shareholders in September 2006.

39 SUBSEQUENT EVENTS

a) Increase in share capital of the companies in the Group

At the end of December 2006 and January 2007, certain warrants issued to directors and employees of ADVANC were exercised, and these share issues were registered as increased share capital with the Ministry of Commerce in January and February 2006, as detailed below:

	Units of	Share capital increased		Premium on share capital increased		Decrease in % of interest	
	exercise	Million Baht		Million Baht		of the Company	
Company	Million	from	to	from	to	from	to
ADVANC	0.54	2,953.55	2,954.28	20,978.56	21,009.69	42.79	42.78

b) The resolutions of Board of Directors' meetings and Shareholders' meetings

Board of Directors' meetings and the Shareholders' meeting held after the balance sheet date are as follows:

- The Board of Directors' meeting of SHIN on 26 February 2007
- The Board of Directors' meeting of ADVANC on 23 February 2007
- The Board of Directors' meeting of CSL on 22 February 2007
- The Shareholders' meeting of LTC on 17 January 2007

The above meetings passed resolutions as follows:

Dividends paid

To approve dividend payments to shareholders for the fiscal year 2006 as follows:

Company	Dividend per share Baht/share	Interim dividend payment Baht/share	Outstanding balance Baht/share
SHIN	2.30	1.30	1.00
ADVANC (associate)	6.30	3.00	3.30
CSL (associate)	0.74	0.60	0.14

At the Ordinary Shareholders' meeting of LTC (a joint venture), the shareholders passed a resolution to approve a dividend payment of USD 8.0 million.

Warrants granted to directors and employees (ESOP)

To approve the issue and offer of warrants to directors and employees. The terms of the warrants do not exceed 5 years and there is no offering price as detailed below:

Company	Par value Baht per share	Grant	Units Million	% of total Issued shares
CSL (associate)	1.00	5	8.35	1.34

c) The dispute between ITV and the PMO relating to the concession fee under the Agreement for the Operation of Television Station

The Group disclosed subsequent event regarding to the dispute between ITV and the PMO relating to the concession fee under the Agreement for the Operation of Television Station in Note 35.

d) The temporary suspension trading of ITV's shares

On 26 February 2007, ITV submitted its financial statements for the year ended 2006 together with the disclaimed opinion of the auditor's report. The Stock Exchange of Thailand temporarily suspend the trading of ITV's shares. The suspension will be released upon ITV provides further information on the disclaimed opinion of the auditor's report.

e) The resignation of the members of the Board of directors of ITV

Four members of the board of directors of ITV who are the Company's representative resign on 19 and 26 February 2007.

REFERENCE PERSONS

Security Registrar

Thailand Securities Depository Company Limited
62 The Stock Exchange of Thailand Building, Ratchadapisek Road,
Klongtoey, Klongtoey, Bangkok 10110
Tel : (662) 229-2800
Fax : (662) 359-1259

Capital Market Academy Building, The Stock Exchange of Thailand
2/7 Moo 4, (North Park Project) V bhavadi-Rangsit Road, Km.27,
Tung Song Hong, Laksi, Bangkok 10210
Tel : (662) 596-9000
Fax : (662) 832-4994-6
Website : www.tsd.co.th

Auditor

Mr. Suchart Luengsuraswat
Certified Public Accountant Registration Number 2807
PricewaterhouseCoopers ABAS Ltd.
15th Floor, Bangkok City Tower
179/74-80 South Sathorn Road,
Yannawa, Bangkok 10120
Tel : (662) 344-1000
(662) 286-9999
Fax : (662) 286-5050

SHIN CORPORATION PUBLIC COMPANY LIMITED
414 SHINAWATRA TOWER 1, PHAHOLYOTHIN ROAD,
SAMSENNAI, PHAYATHAI, BANGKOK 10400
TEL +66 2 299 5050, FAX +66 2 271 1058
WWW.SHINCORP.COM

END